2008 ANNUAL REPORT



WE ARE

CHART®

Innovation. Experience. Performance.™

CHART INDUSTRIES is a leading independent global manufacturer of highly engineered cryogenic and heat transfer equipment. Our customers recognize us as a seasoned leader and innovator in all of the primary markets we serve. We serve primarily large, multinational producers, distributors and end-users of hydrocarbon and industrial gases, along with their suppliers. Major end-use markets include energy and chemical production, metal fabrication, food and beverage and biomedical. In addition to our domestic U.S. operations, we have an international presence in Australia, China, the Czech Republic, Germany and the United Kingdom.

STRATEGICALLY FOCUSED, OPERATIONALLY FLEXIBLE,

	PRODUCTS	MARKETS	
ENERGY AND CHEMICALS	■ Heat exchangers ■ Cold boxes ■ Process systems ■ LNG vacuum-insulated pipe	■ LNG processing ■ Natural gas processing ■ Industrial gas ■ Petrochemical processing ■ Clean-coal technologies	
DISTRIBUTION AND STORAGE	■ Bulk storage systems ■ Packaged gas systems ■ Beverage liquid CO_2 systems ■ LNG terminals and vehicle fuel systems	■ Industrial gas ■ Petrochemical ■ Laser metal fabrication ■ Food and beverage ■ LNG applications	
BIOMEDICAL	■ Biological storage systems ■ Respiratory therapy systems ■ MRI components	■ Biomedical and pharmaceutical research ■ Blood and tissue banks ■ Animal breeding ■ Home health care ■ Hospitals and long-term care ■ MRI equipment	

The cover photo features a Chart nitrogen rejection unit (NRU) cold box and integrated natural gas liquefier solution at a natural gas processing plant in Kansas. The NRU processes up to 215 MMSCFD of natural gas, targeting the high levels of nitrogen in the gas feedstock, with the additional capability of producing 30,000 gallons per day of liquefied natural gas (LNG).

FINANCIAL HIGHLIGHTS

(Dollars in millions)	2008	2007	2006
	Years Ended December 31,		
Net Sales	**$ 744.4**	$ 666.4	$ 537.5
Gross Profit	**239.4**	189.5	154.9
Gross Profit Margin	**32.2%**	28.4%	28.8%
Operating Income[1, 2, 3]	**$ 133.4**	$ 85.2	$ 66.9
Operating Margin	**17.9%**	12.8%	12.4%
Net Income[1, 2, 3]	**$ 78.9**	$ 44.2	$ 26.9
OTHER FINANCIAL INFORMATION			
Cash and Short-Term Investments	**$ 154.4**	$ 92.9	$ 18.9
Total Assets	**909.4**	825.8	724.9
Long-Term Debt	**243.2**	250.0	290.0
Orders[4]	**682.6**	826.8	605.8
Backlog	**398.8**	475.3	319.2

[1] Included in 2008 is a $6.5 million benefit for the reversal of contingent liabilities related to an insolvent former subsidiary offset by $4.9 million in customer settlement and facility shutdown costs.

[2] Included in 2007 is $7.9 million of non-cash stock-based compensation expense and offering expenses related primarily to the secondary stock offering completed during the second quarter of 2007.

[3] Included in 2006 is income of $2.3 million related to settlement of Hurricane Rita insurance claim for losses primarily incurred in 2005.

[4] Included in 2007 is an order in excess of $130.0 million for a significant LNG project.

FINANCIALLY

NET SALES (In millions)



08 $744
07 $666
06 $538

ORDERS (In millions)



08 $683
07 $827
06 $606

OPERATING INCOME (In millions)



08 $133
07 $85
06 $67

BACKLOG (In millions)



08 $399
07 $475
06 $319

This annual report contains forward-looking statements. These statements are based on certain assumptions and management's current knowledge. Accordingly, we caution you not to unduly rely on forward-looking statements, which speak only as of the date of this annual report. We intend these statements to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expect," "anticipate," "believe," "may," "should," "project," "forecast," "will" and similar expressions are intended to identify forward-looking statements. We caution you that forward-looking statements involve risks and uncertainties that could cause actual results to vary from those statements. For a discussion of these risks see "Item 1A – Risk Factors" in the Company's Annual Report on Form 10-K included herein.

SALES BY SEGMENT


13%
42%
45%
Energy and Chemicals
Distribution and Storage
BioMedical

TO MY FELLOW SHAREHOLDERS:

As a result of robust order intake across all of our markets in the first half of 2008, a very strong backlog and outstanding operating performance, Chart achieved record sales and operating results in 2008. With a strong balance sheet and the ability to continue to generate significant free cash flow under most expected scenarios in 2009, we believe we are well positioned to manage through the current global industrial downturn.

It was an unusually demanding environment for our business in 2008. In the first half of the year, we were consumed with expanding our business to meet rising customer demand and expectations, soaring commodity prices and tight global labor markets for engineers and skilled welders. In sharp contrast, through most of the second half of the year we were constantly adjusting to a rapidly deteriorating business outlook in every facet of our business. The financial crisis and dramatic constriction of debt markets that began in March resulted in weakened order intake for large infrastructure projects during the third quarter. This trend accelerated and spread into broad industrial markets during the fourth quarter, causing a significant global pullback in capital investment plans and industrial activity across a wide range of our customer base.

Throughout 2008, we sought out and took advantage of new opportunities in all corners of the globe in all our businesses, leveraging our international scale and leading technology. Our operational and process improvements in Energy and Chemicals (E&C) enabled us to perform substantially better on system projects in 2008, including LNG projects.

E&C's air cooled heat exchanger business, acquired in 2006, continued to successfully grow in the gas processing and compression markets. Another acquisition, Germany-based Flow Instruments, which we made in the second quarter of 2008, enabled us to vertically branch out with an expanded product line in our Distribution and Storage business.

SOLID OPERATING RESULTS, STRONG CASH FLOW

Our 2008 operating income was up 57% on sales growth of 12%. We benefited from energy infrastructure spending, robust commodity prices, strong emerging market demand and growing global spending on healthcare research.

We generated $98 million of cash from operations in 2008. Approximately 40% was used for capital expenditures, the Flow Instruments acquisition and the repurchase of a portion of our high-yield subordinated debt. At year end we had $154 million of cash and short-term investments and almost $80 million of available liquidity on our revolving credit facility. Our long-term debt, net of cash and short-term investments, decreased to a new low of $89 million at the end of 2008.

The 2008 results reflect our favorable variable cost structure, which enabled us to move quickly to right-size our operations in the fourth quarter of 2008. Our continued expansion in China should also help lower our overall cost base. Going forward, with our ability to source our products from the U.S., China or Central Europe, we have the flexibility to continue to make adjustments as market conditions dictate.

Through the first six to nine months of 2009, we expect to be buffered somewhat by the $400 million backlog we had at the end of 2008. The free cash flow that we expect to generate in 2009 will be available to invest for organic growth as well as pursue strategic acquisitions. Overall, our ability to stay close to our customers and continue to invest in the business will strengthen Chart's position as the global economy emerges from this recession.

GLOBAL TRENDS DRIVE THE BUSINESS

The investments we have made over the past five years have been focused on maintaining flexibility and serving our customers in the most attractive growth markets around the world. We believe the global trends that Chart has focused on remain fundamentally sound and will likely lead the general economy out of this severe recession. We will continue to invest in these growth opportunities alongside our key customers and their end-market customers.

SALES BY END-USER


13%
25%
62%
Energy
General Industrial
BioMedical

SALES BY REGION


30%
7%
8%
20%
35%
U.S.
Europe
Asia
Rest of World
Americas (Non-U.S.)



Samuel F. Thomas, Chairman of the Board, Chief Executive Officer and President

The four fundamental growth drivers that we continue to operate under are:

Emerging-Market Demand: The hydrocarbon and industrial gas production and distribution facilities we supply are a critical part of the massive international industrial complex being built to satisfy expanding long-term global GDP growth. These investments, which are driven by China and the world's other rapidly developing nations, are expected to continue for decades. China has already begun ramping up stimulus spending that is heavily focused on infrastructure.

LNG Growth: Natural gas is the hydrocarbon of choice because it is plentiful and more environmentally friendly. The significant untapped deposits are in places like Africa and the South Pacific, far removed from where the gas is needed. Major investments are being made in facilities to liquefy the gas so it can be shipped to distant markets. In addition, there are many areas of the world where gas pipelines are not economically feasible or have not been built. Our LNG storage and transport equipment is used to create a "virtual pipeline" that serves as a cost-effective alternative.

Global Energy Growth: Chart expects to benefit not just from LNG growth but also from expanded investments in natural gas, oil and clean coal, where we are well positioned to serve high growth areas of the world, such as Asia. Our equipment is critical to the production and processing of all these hydrocarbons. We are now seeing increasing orders related to clean coal technologies. Carbon capture legislation could cause this market to increase dramatically.

Aging Population and Higher Healthcare Spending: Globally, we expect to see a rising use of oxygen therapy and ever-increasing medical research to improve quality of life, especially as the world population ages and lives longer. Our biological storage systems support research applications such as gene therapy, oncology, immunology and stem cells.

A SOLID PLATFORM FOR RENEWED GROWTH

The decline in Chart's stock price has been disappointing and painful for all of us but reflects the uncertainty in the short-term market outlook. I am confident that Chart's long-term growth drivers will reassert themselves early in the recovery phase of this business cycle, and that our unique capabilities and global position with our customers will continue to serve us well. We have a strong balance sheet and a portfolio of cash-generative businesses, which will help us weather this economic downturn.

I would like to thank our investors, employees, customers and suppliers for their support and dedication through a challenging and rewarding 2008. We will continue to do our best to improve our business through teamwork, dedication to excellence, strict adherence to the principles of good corporate governance and a unified vision.

Samuel F. Thomas
Chairman of the Board, Chief Executive Officer and President
March 17, 2009

SAMUEL F. THOMAS
Chairman of the Board,
Chief Executive Officer and President

MICHAEL F. BIEHL
Executive Vice President and
Chief Financial Officer

MATTHEW J. KLABEN
Vice President, General Counsel
and Secretary

JAMES H. HOPPEL, JR.
Vice President – Corporate Development
and Treasurer

KENNETH J. WEBSTER
Chief Accounting Officer and Controller

OFFICERS & DIRECTORS

SAMUEL F. THOMAS
Chairman of the Board,
Chief Executive Officer and President
Chart Industries, Inc.

MICHAEL W. PRESS [1, 3, 4]
Retired Chief Executive Officer
KBC Advanced Technologies plc
International petroleum consulting firm

W. DOUGLAS BROWN [2, 4]
Retired Vice President, General Counsel and Secretary
Air Products and Chemicals, Inc.
Supplier of industrial gases, performance materials, and equipment and services

RICHARD E. GOODRICH [2, 3]
Retired Executive Vice President and
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
Engineering, procurement and construction company

STEVEN W. KRABLIN [2, 3]
President, Chief Executive Officer and
Chairman of the Board
T-3 Energy Services, Inc.
Oilfield services company that manufactures products used in the drilling, production and transportation of oil and gas

JAMES M. TIDWELL [2, 4]
President and
Chief Executive Officer
WEDGE Group Incorporated
Private investment company with holdings in manufacturing, hotels, commercial real estate and oilfield services

THOMAS L. WILLIAMS [3, 4]
Executive Vice President and
Operating Officer
Parker Hannifin Corporation
Manufacturer of motion control products

1 Lead Independent Director
2 Audit Committee
3 Compensation Committee
4 Nominations and Corporate Governance Committee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-11442

CHART INDUSTRIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware *(State or Other Jurisdiction of Incorporation or Organization)*	**34-1712937** *(IRS Employer Identification No.)*
One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio *(Address of Principal Executive Offices)*	**44125-5370** *(Zip Code)*

Registrant's telephone number, including area code:
(440) 753-1490

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price of $48.64 per share at which the common equity was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter was $1,365,225,769.

As of February 15, 2009, there were 28,403,491 outstanding shares of the Company's common stock, par value $0.01 per share.

Documents Incorporated by Reference

Portions of the following document are incorporated by reference into Part III of this Annual Report on Form 10-K: the definitive Proxy Statement to be used in connection with the Registrant's Annual Meeting of Stockholders to be held on May 19, 2009 (the "2009 Proxy Statement").

Except as otherwise stated, the information contained in this Annual Report on Form 10-K is as of December 31, 2008.

This Annual Report on Form 10-K, as printed in this format, gives effect to Amendment No. 1 to this Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2009, which amended only the cover page and Item 7A of part II of this Form 10-K.

PART I

Item 1. *Business.*

THE COMPANY

Overview

Chart Industries, Inc. (the "Company," "Chart" or "we") is a leading independent global manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases, based on our sales and the estimated sales of our competitors. We supply engineered equipment used throughout the global liquid gas supply chain. The largest portion of end-use applications for our products is energy-related, accounting for approximately 62% of sales and 56% of orders in 2008, and 82% of backlog at December 31, 2008. We are a leading manufacturer of standard and engineered equipment primarily used for low-temperature and cryogenic applications. We have developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0 kelvin; -273° Centigrade; -459° Fahrenheit). The majority of our products, including vacuum insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid gas supply chain for the purification, liquefaction, distribution, storage and end-use of hydrocarbon and industrial gases.

Our primary customers are large, multinational producers and distributors of hydrocarbon and industrial gases and their suppliers. We sell our products and services to more than 2,000 customers worldwide. We have developed long-standing relationships with leading companies in the gas production, gas distribution, gas processing, liquefied natural gas or LNG, chemical and industrial gas industries, including Air Products, Praxair, Airgas, Air Liquide, The Linde Group or Linde, JGC Corporation or JGC, Bechtel Corporation, Jacobs Engineering Group, Inc. or Jacobs, ExxonMobil, British Petroleum or BP, ConocoPhillips, Saudi Aramco, Shaw Stone & Webster, ABB Lummus, Uhde, CTCI Corporation or CTCI, Toyo, Samsung, Technip, Daelim, and Energy World Corporation or EWC, many of whom have been purchasing our products for over 20 years.

We have attained this position by capitalizing on our low-cost global manufacturing footprint, technical expertise and know-how, broad product offering, reputation for quality, and by focusing on attractive, growing markets. We have an established sales and customer support presence across the globe and low cost manufacturing operations in the United States, Central Europe and China. For the years ended December 31, 2008, 2007, and 2006, we generated sales of $744.3 million, $666.4 million, and $537.5 million, respectively.

The following charts show the proportion of our revenues generated by each operating segment as well as our estimate of the proportion of revenue generated by end-user for the year ended December 31, 2008.


Sales By Segment
BioMedical
13%
E&C
42%
D&S
45%


Sales By End-User
BioMedical
13%
General
Industrial
25%
Energy
62%

Segments and Products

We operate in three segments: (i) Energy & Chemicals or E&C, (ii) Distribution and Storage or D&S and (iii) BioMedical. While each segment manufactures and markets different cryogenic equipment and systems to distinct end-users, they all share a reliance on our heat transfer and low temperature storage know-how and expertise. The E&C and D&S segments manufacture products used primarily in energy-related and general industrial applications, such as the separation, liquefaction, distribution and storage of hydrocarbon and industrial gases. Through our BioMedical segment, we supply cryogenic equipment used in the storage and distribution of biological materials and oxygen, used primarily in the medical, biological research and animal breeding industries. Further information about these segments is located in Note K to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Energy and Chemicals Segment

Our principal products within the E&C segment, which accounted for 42% of sales for the year ended December 31, 2008, are focused on engineered equipment and systems for the energy and chemicals markets, primarily heat exchangers, Core-in-Kettles®, cold boxes, process systems and LNG vacuum insulated pipe. These products are used by major natural gas, petrochemical processing and industrial gas companies in the production of their products. Our products in the E&C segment include the following:

Heat Exchangers and Core-in-Kettles®

We are a leading designer and manufacturer of cryogenic brazed aluminum and air cooled heat exchangers. Using technology pioneered by us, our brazed aluminum heat exchangers are incorporated into cold boxes to facilitate the progressive cooling and liquefaction of air or hydrocarbon mixtures for the subsequent recovery or purification of component gases. In hydrocarbon processing industries, our brazed aluminum heat exchangers allow producers to obtain purified hydrocarbon by-products, such as methane, ethane, propane and ethylene, which are commercially marketable for various industrial or residential uses. In the industrial gas market, our brazed aluminum heat exchangers are used to obtain high purity atmospheric gases, such as oxygen, nitrogen and argon, which have numerous diverse industrial applications.

Our air cooled heat exchangers are used in multiple markets to cool fluids to allow for further processing or to provide condensing of fluids, including the hydrocarbon, petrochemical, natural gas processing, and power generation. Our compact Core-in-Kettle® heat exchangers are designed to replace shell-and-tube exchangers, offering significantly more heat transfer surface per unit volume and greatly improving the efficiency of chillers, vaporizers, reboilers and condensers in hydrocarbon applications including ethylene, propylene and LNG. Brazed aluminum and air cooled heat exchangers are engineered to the customer's requirements and range in price from $20,000 to $2.5 million or more depending on the scope and complexity of the project.

The heat exchanger markets have seen significant demand over the last few years, resulting primarily from increased activity in the LNG and natural gas segments of the hydrocarbon processing market as well as the Asian industrial gas market. Other key global drivers involve developing Gas to Liquids or GTL and clean coal processes including Coal to Liquids or CTL and Integrated Gasification and Combined Cycle or IGCC power projects. In the future, management believes that continuing efforts by petroleum producing countries to better utilize stranded natural gas and previously flared gases, as well as efforts to broaden their industrial base, and the developing clean coal initiatives globally present a promising source of demand for our heat exchangers and cold box systems. In addition, demand for heat exchangers and cold boxes in developed countries is expected to continue as firms upgrade their facilities for greater efficiency and regulatory compliance.

Our principal competitors for brazed aluminum heat exchangers are Linde, Sumitomo, Kobe and Nordon, and we face competition from a variety of competitors for air cooled heat exchangers. Management believes that we are the only producer of large brazed aluminum heat exchangers in the United States and that we are a leader in the global cryogenic heat exchanger market. Major customers for our heat exchangers in the industrial gas market include Air Liquide, Air Products and Praxair. In the hydrocarbon processing market, major customers and end-users include BP, ExxonMobil, Saudi Aramco, ConocoPhillips and contractors such as JGC, Bechtel, Jacobs, Kellogg Brown Root or KBR, Technip, ABB Lummus, Toyo, Shaw Stone and Webster and Samsung.

Cold Boxes

We are a leading designer and fabricator of cold boxes. Cold boxes are highly engineered systems used to significantly reduce the temperature of gas mixtures to the point where component gases liquefy and can be separated and purified for further use in multiple industrial, scientific and commercial applications. In the hydrocarbon processing market, our cold box systems are used in natural gas processing and in the petrochemical industry. In the industrial gas market, cold boxes are used to separate air into its major atmospheric components, including nitrogen, oxygen and argon, where the gases are used in a diverse range of applications such as metal production and heat treating, enhanced oil and gas production, chemical and oil refining, the quick-freezing of food, wastewater treatment and industrial welding. The construction of a cold box generally consists of one or more brazed aluminum heat exchangers and other equipment packaged in a "box" consisting of metal framing and a complex system of piping and valves. Cold boxes, which are designed and fabricated to order, sell in the price range of $1 million to $20 million, with the majority of cold boxes priced between $1 million and $5 million.

We have a number of competitors for fabrication of cold boxes, including Linde, Air Products, Praxair, Air Liquide and many smaller fabrication-only facilities around the world. Principal customers and end-users for our cold boxes include Air Liquide, ABB Lummus, BP, Bechtel, Saudi Aramco, Jacobs, JGC, Technip, Toyo, Shaw Stone and Webster, Samsung and KBR.

Process Systems

We are a leading designer, engineer and manufacturer of highly engineered hydrocarbon process systems specifically for those markets requiring proprietary cryogenic technology. These "Concept-to-Reality" process systems incorporate many of our own core products, including brazed aluminum heat exchangers, Core-in-Kettles®, cold boxes, vessels, pipe work and air cooled heat exchangers. These systems, which are custom engineered and manufactured to order, typically sell in the price range of $5 million to over $100 million, depending on the scope and complexity of the project, with the majority of the systems priced between $5 million and $60 million.

Our principal markets include nitrogen rejection or NRU, propane dehydrogenation or PDH, HYCO/ hydrogen recovery, LNG and Ryan-Holmes CO_2 bulk removal technology for enhanced oil recovery and CO_2 sequestration.

We have a number of competitors for our process systems including Linde, Air Products, and other smaller engineering, procurement, construction, or EPC, firms to whom we also act as a supplier of equipment including heat exchangers and cold boxes. Principal customers and end-users for our process systems include Energy World Corporation, ABB Lummus, ExxonMobil, Jacobs, Shaw Stone and Webster, CTCI, Samsung, Uhde and KBR.

LNG Vacuum Insulated Pipe

This product line consists of vacuum insulated pipe, or VIP, used for LNG transportation within both export and import terminals. This is expected to be a long-term growth market despite the current global economic crisis as new LNG infrastructure is added around the world. LNG VIP is fabricated to order with projects varying in size from $500,000 to $25 million. Our competitors in the LNG VIP market include Technip and ITP. In general, our customers are the major EPC firms, such as Technip and Bechtel. LNG VIP competes directly with mechanically insulated pipe which takes longer to install and requires higher maintenance over its life.

Distribution and Storage Segment

Through our D&S segment, which accounted for 45% of our sales for the year ended December 31, 2008, we are a leading supplier of cryogenic equipment to the global bulk and packaged industrial gas markets. Demand for the products supplied by this segment is driven primarily by the significant installed base of users of cryogenic liquids as well as new applications and distribution technologies for cryogenic liquids. Our products span the entire spectrum of the industrial gas market from small customers requiring cryogenic packaged gases to large users requiring custom engineered cryogenic storage systems. Our products in the D&S segment include the following:

Cryogenic Bulk Storage Systems

We are a leading supplier of cryogenic bulk storage systems of various sizes ranging from 500 gallons to 180,000 gallons. Using sophisticated vacuum insulation systems placed between inner and outer vessels, these bulk storage systems are able to store and transport liquefied industrial gases and hydrocarbon gases at temperatures from -100° Fahrenheit to temperatures nearing absolute zero. End use customers for our cryogenic storage tanks include industrial gas producers and distributors, chemical producers, manufacturers of electrical components, health care organizations, food processors and businesses in the oil and natural gas industries. Prices for our cryogenic bulk storage systems range from $10,000 to $1 million. Global industrial gas producers and distributors, including Air Products, Air Liquide, Linde, Airgas, Praxair and Messer, are significant customers for our cryogenic bulk storage systems. On a worldwide basis, we compete primarily with Taylor-Wharton International or Taylor-Wharton in this product area. In the European and Asian markets, we compete with several suppliers owned by the global industrial gas producers as well as independent regional suppliers.

Cryogenic Packaged Gas Systems

We are a leading supplier of cryogenic packaged gas systems of various sizes ranging from 160 liters to 2,000 liters. Cryogenic liquid cylinders are used extensively in the packaged gas industry to allow smaller quantities of liquid to be easily delivered to the customers of industrial gas distributors on a full-for-empty or fill-on-site basis. Principal customers for our liquid cylinders are the same global industrial gas producers and the North American industrial gas distributors who purchase our cryogenic bulk storage systems. We compete on a worldwide basis primarily with Taylor-Wharton in this product area. We have developed two technologies in the packaged gas product area: ORCA Micro-Bulk systems and Tri-fecta® Laser Gas assist systems. ORCA Micro-Bulk systems bring the ease of use and distribution economics of bulk gas supply to customers formerly supplied by high pressure or cryogenic liquid cylinders. The ORCA Micro-Bulk system is the substantial market leader in this growing product line. The Tri-fecta® Laser Gas assist system was developed to meet the "assist gas" performance requirements for new high powered lasers being used in the metal fabrication industry.

Cryogenic Systems and Components

Our line of cryogenic components, including VIP, engineered bulk gas installations, specialty liquid nitrogen end-use equipment and cryogenic flow meters are recognized in the market for their reliability, quality and performance. These products are sold to industrial gas producers, as well as to a diverse group of distributors, resellers and end users. We compete with a number of suppliers of cryogenic systems and components, including Acme Cryogenics, Vacuum Barrier Corporation and others.

LNG Applications

We supply cryogenic solutions for the storage, distribution, vaporization, and application of LNG. LNG may be utilized as a primary source of heat or power at industrial or residential complexes located away from a natural gas pipeline. LNG may also be used for peak shaving or as a back up supply at remote locations. We refer to this as a Virtual Pipeline as the natural gas pipeline is replaced with cryogenic containers to deliver the gas to the end user. We supply cryogenic trailers, bulk storage tanks, tap-off facilities, and vaporization equipment specially configured for LNG into Virtual Pipeline applications. LNG may also be used as a fuel to power vehicles. LNG vehicle fueling applications consist of LNG and liquid/compressed natural gas refueling systems for centrally fueled fleets of vehicles powered by natural gas, such as fleets operated by metropolitan transportation authorities, refuse haulers and heavy-duty truck fleets. We sell LNG applications around the world from all D&S facilities to numerous end users, energy companies, and gas distributors. Competition for LNG applications is based primarily on product design, customer support and service, dependability and price. Our competitors tend to be regionally focused or product specific while Chart is able to supply a broad range of solutions required by LNG applications.

Beverage Liquid CO_2 Systems

This product line consists primarily of vacuum insulated, bulk liquid CO_2 containers used for beverage carbonation in restaurants, convenience stores and cinemas, in sizes ranging from 100 pounds to 750 pounds of liquid CO_2 storage. We also manufacture and market non-insulated, bulk fountain syrup containers for side-by-side installation with our CO_2 systems. Our beverage systems are sold to national restaurant chains, soft drink companies and CO_2 distributors. Our primary competitors for our bulk liquid CO_2 beverage delivery systems are Taylor-Wharton and other producers of high-pressure gaseous CO_2 cylinders.

Cryogenic Services

We operate locations in the United States and Europe providing installation, service, repair and maintenance of cryogenic products including storage tanks, liquid cylinders, cryogenic trailers, cryogenic pumps, cryogenic flow meters and VIP.

BioMedical Segment

The BioMedical segment, which accounted for 13% of our sales for the year ended December 31, 2008, consists of various product lines built around our core competencies in cryogenics, but with a focus on the respiratory and biological users of the liquids and gases instead of the large producers and distributors of cryogenic liquids. Our products in the BioMedical segment include the following:

Respiratory Products

Our respiratory oxygen product line is comprised of a limited range of medical respiratory products, including liquid oxygen systems and ambulatory oxygen systems, both of which are used for the in-home supplemental oxygen treatment of patients with chronic obstructive pulmonary diseases, such as bronchitis, emphysema and asthma.

Individuals for whom supplemental oxygen is prescribed generally receive an oxygen system from a home healthcare provider, medical equipment dealer, or gas supplier. The provider or physician usually selects which type of oxygen system to recommend to its customers: liquid oxygen systems, oxygen concentrators or high-pressure oxygen cylinders. Of these modalities, physicians generally believe that liquid oxygen offers greater long-term therapeutic benefits by providing the option of increased patient ambulation.

Our primary competitor in the respiratory products line is the Puritan-Bennett brand product of Covidien AG, or Covidien. We believe that competition for liquid oxygen systems is based primarily upon product quality, performance, reliability, ease-of-service and price and we focus our marketing strategies on these considerations.

Biological Storage Systems

This product line consists of vacuum insulated containment vessels for the storage of biological materials. The primary markets for this product line include medical laboratories, biotech/pharmaceutical, research facilities, blood and tissue banks, veterinary laboratories, large-scale repositories and artificial insemination, particularly in the beef and dairy industry.

The significant competitors for biological storage systems include a few large companies worldwide, such as Taylor-Wharton, Air Liquide and Ind-Burma Petroleum Company, or IBP. These products are sold through multiple channels of distribution specifically applicable to each market sector. The distribution channels range from highly specialized cryogenic storage systems providers to general supply and catalogue distribution operations to breeding service providers. Historically, competition in this field has been focused on design, reliability and price. Alternatives to vacuum insulated containment vessels include mechanical, electrically powered refrigeration.

MRI Components

The basis of the MRI technique is that the magnetic properties of certain nuclei of the human body can be detected, measured and converted into images for analysis. MRI equipment uses high-strength magnetic fields, applied radio waves and high-speed computers to obtain cross-sectional images of the body. The major components of the MRI assembly are a series of concentric thermal shields and a supercooled electromagnet immersed in a liquid helium vessel, a cryostat, that maintains a constant, extremely low temperature (4 kelvin; -452° Fahrenheit) to achieve superconductivity. We manufacture large cryostats, various cryogenic interfaces, electrical feed-throughs and various other MRI components that are used to transfer power and/or cryogenic fluids from the exterior of the MRI unit to the various layers of the cryostat and superconducting magnet. We currently sell all of our MRI components to General Electric or GE, a leading worldwide manufacturer of MRI equipment.

Engineering and Product Development

Our engineering and product development activities are focused on developing new and improved solutions and equipment for the users of cryogenic liquids. Our engineering, technical and marketing employees actively assist customers in specifying their needs and in determining appropriate products to meet those needs. Portions of our engineering expenditures typically are charged to customers, either as separate items or as components of product cost.

Competition

We believe we can compete effectively around the world and that we are a leading competitor in our markets. Competition is based primarily on performance and the ability to provide the design, engineering and manufacturing capabilities required in a timely and cost-efficient manner. Contracts are usually awarded on a competitive bid basis. Quality, technical expertise and timeliness of delivery are the principal competitive factors within the industry. Price and terms of sale are also important competitive factors. Because independent third-party prepared market share data is not available, it is difficult to know for certain our exact position in our markets, although we believe we rank among the leaders in each of the markets we serve. We base our statements about industry and market positions on our reviews of annual reports and published investor presentations of our competitors and augment this data with information received by marketing consultants conducting competition interviews and our sales force and field contacts.

Marketing

We market our products and services throughout the world primarily through direct sales personnel and through independent sales representatives and distributors. The technical and custom design nature of our products requires a professional, highly trained sales force. While each salesperson and sales representative is expected to develop a highly specialized knowledge of one product or group of products within one of our segments, each salesperson and certain sales representatives are able to sell many products from different segments to a single customer. We use independent sales representatives and distributors to market our products and services in certain foreign countries that we serve and in certain North American markets. These independent sales representatives supplement our direct sales force in dealing with language and cultural matters. Our domestic and foreign independent sales representatives earn commissions on sales, which vary by product type.

Backlog

The dollar amount of our backlog as of December 31, 2008, 2007 and 2006 was $398.8 million, $475.3 million and $319.2 million, respectively. Backlog is comprised of the portion of firm signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue under the percentage of completion method or based upon shipment. Backlog can be significantly affected by the timing of orders for large products, particularly in the E&C segment, and the amount of backlog at December 31, 2008 described above is not necessarily indicative of future backlog levels or the rate at which backlog will be recognized as sales. Orders included in our backlog may include customary cancellation provisions under which the customer could cancel all or part of the order at times potentially subject to the payment of certain costs and/ or penalties. For further information about our backlog, including backlog by segment, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Customers

We sell our products primarily to gas producers, distributors and end-users across the industrial gas, hydrocarbon and chemical processing industries in countries throughout the world. Sales to Air Liquide in 2008 and 2007 represented approximately 10% of our consolidated sales each year. No single customer exceeded 10% of consolidated sales in 2006. Sales to our top ten customers accounted for 48%, 45% and 42% of consolidated sales in 2008, 2007 and 2006, respectively. Our sales to particular customers fluctuate from period to period, but the global producers and distributors of hydrocarbon and industrial gases and their suppliers tend to be a consistently large source of revenue for us. Our supply contracts are generally contracts for "requirements" only. While our customers may be obligated to purchase a certain percentage of their supplies from us, there are generally no minimum requirements. Also, many of our contracts may be cancelled on as little as one month's notice. To minimize credit risk from trade receivables, we review the financial condition of potential customers in relation to established credit requirements before sales credit is extended and monitor the financial condition of customers to help ensure timely collections and to minimize losses. In addition, for certain domestic and foreign customers, particularly in the E&C segment, we require advance payments, letters of credit and other such guarantees of payment. Certain customers also require us to issue letters of credit or performance bonds, particularly in instances where advance payments are involved, as a condition of placing the order. We believe our relationships with our customers are generally good.

Intellectual Property

Although we have a number of patents, trademarks and licenses related to our business, no one of them or related group of them is considered by us to be of such importance that its expiration or termination would have a material adverse effect on our business. In general, we depend upon technological capabilities, manufacturing quality control and application of know-how, rather than patents or other proprietary rights, in the conduct of our business.

Raw Materials and Suppliers

We manufacture most of the products we sell. The raw materials used in manufacturing include aluminum products (including sheets, bars, plate and piping), stainless steel products (including sheets, plates, heads and piping), palladium oxide, carbon steel products (including sheets, plates and heads), 9% nickel steel products (including heads and plates), valves and gauges and fabricated metal components. Most raw materials are available from multiple sources of supply. We believe our relationships with our raw material suppliers and other vendors are generally good. During 2007 and the first part of 2008, the commodity metals we use experienced significant cost increases. We have generally been able to recover these cost increases through product price increases and surcharges in our contracts with customers. During the last three months of 2008, there has been a steady decline in these commodity costs, reversing some of the increases experienced the previous two years. Subject to certain risks related to our suppliers as discussed herein under Item 1A. "Risk Factors," we foresee no acute shortages of any raw materials that would have a material adverse effect on our operations.

Employees

As of January 31, 2009, we had 2,945 employees, including 1,905 domestic employees and 1,040 international employees. These employees consisted of 973 salaried, 419 bargaining unit hourly and 1,553 non-bargaining unit hourly.

We are a party to one collective bargaining agreement with the International Association of Machinists and Aerospace Workers covering 419 employees at our La Crosse, Wisconsin heat exchanger facility. In February 2007, we entered into a new three-year agreement to replace the previous agreement, which expired at that time. We have experienced a work stoppage in the recent past that had no material impact on the Company, and we continue to believe that our relationships with our employees are generally good.

Environmental Matters

Our operations have historically included and currently include the handling and use of hazardous and other regulated substances, such as various cleaning fluids used to remove grease from metal, that are subject to federal, state and local environmental laws and regulations. These regulations impose limitations on the discharge of pollutants into the soil, air and water, and establish standards for their handling, management, use, storage and disposal. We monitor and review our procedures and policies for compliance with environmental laws and regulations. Our management is familiar with these regulations, and supports an ongoing program to maintain our adherence to required standards.

We are involved with environmental compliance, investigation, monitoring and remediation activities at certain of our owned or formerly owned manufacturing facilities and at one owned facility that is leased to a third party. We believe that we are currently in substantial compliance with all known environmental regulations. We accrue for certain environmental remediation-related activities for which commitments or remediation plans have been developed and for which costs can be reasonably estimated. These estimates are determined based upon currently available facts regarding each facility. Actual costs incurred may vary from these estimates due to the inherent uncertainties involved. Future expenditures relating to these environmental remediation efforts are expected to be made over the next 14 years as ongoing costs of remediation programs. Although we believe we have adequately provided for the cost of all known environmental conditions, additional contamination or changes in regulatory posture could result in more costly remediation measures than budgeted, or those we believe are adequate or required by existing law. We believe that any additional liability in excess of amounts accrued which may result from the resolution of such matters will not have a material adverse effect on our financial position, liquidity, cash flows or results of operations.

Available Information

Additional information about the Company is available at http://www.chart-ind.com. On the Investor Relations page of the website, the public may obtain free copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable following the time that they are filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Additionally, the Company has posted its Code of Ethical Business Conduct and Officer Code of Ethics on its website, which are also available free of charge to any shareholder interested in obtaining a copy. This Form 10-K and reports filed with the SEC are also accessible through the SEC's website at www.sec.gov.

Item 1A. ***Risk Factors.***

Investing in our common stock involves substantial risk. You should carefully consider the risks described below as well as the other information contained in this Annual Report on Form 10-K in evaluating your investment in us. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be harmed materially. Additional risks, uncertainties and other factors that are not currently known to us or that we believe are not currently material may also adversely affect our business, financial condition, operating results or cash flows. In any of these cases, you may lose all or part of your investment in us.

Risks Related to our Business

The markets we serve are subject to cyclical demand, which could harm our business and make it difficult to project long-term performance.

Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users, in particular those customers in the global hydrocarbon and industrial gas markets. These customers' expenditures historically have been cyclical in nature and vulnerable to economic downturns. Decreased capital and maintenance spending by these customers could have a material adverse effect on the demand for our products and our business, financial condition and results of operations. In addition, this historically cyclical demand limits our ability to make accurate long-term predictions about the performance of our company.

For example, certain of our core businesses underperformed in the years prior to 2004 due to a general downturn in capital spending in the global and domestic industrial gas markets. While we experienced growth in demand from 2003 until 2008 in the global hydrocarbon and industrial gas markets, we have recently experienced a decline in orders and our businesses' performance may be worse in the future. For example, we have recently experienced a decline in the receipt of large LNG liquefier and GTL projects and significant industrial projects resulting first from industry cost growth, constrained resources and local political uncertainty and more recently resulting from the uncertainty associated with the global credit crisis and economic downturn.

The recent global economic and financial crisis has had and will continue to have a negative effect on our business, financial condition and results of operations.

The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which has had and will continue to have a negative effect on our business, results of operations and financial condition. Demand for our products depends in large part upon the level of capital and maintenance expenditures by many of our customers and end users. The current economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, and may reduce their ability to pay for our products and services after purchase, whether as a result of possible customer insolvencies or otherwise. Similarly, our suppliers may not be able to supply us with needed raw materials or components on a timely basis, may increase prices or go out of business, which could result in our inability to meet customer demand, fulfill our contractual obligations or affect our gross margins. See "— We depend on the availability of certain key supplies and services; if we experience difficulty with a supplier, we may have difficulty funding alternative sources of supply." We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. If the economy or markets in which we operate experience continued weakness at current levels or deteriorate further, our business, financial condition and results of operations will be materially and adversely impacted.

The loss of, or significant reduction or delay in, purchases by our largest customers could reduce our revenues and profitability.

Sales to Air Liquide accounted for approximately 10% of our total sales for the year ended December 31, 2008 and a small number of customers has accounted for a substantial portion of our historical net sales. For example, sales to our top ten customers accounted for 48%, 45% and 42% of consolidated sales in 2008, 2007 and 2006, respectively. We expect that a limited number of customers will continue to represent a substantial portion of our sales for the foreseeable future. While our sales to particular customers fluctuate from period to period, the global producers and distributors of hydrocarbon and industrial gases and their suppliers tend to be a consistently large source of revenue for us.

The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our largest customers could also engage in business combinations, which could increase their size, reduce their demand for our products as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer. For example, Linde and BOC engaged in a business combination in 2006 which reduced our sales concentration to these customers.

Recent decreases in the market prices of oil and natural gas may decrease demand for some of our products and cause downward pressure on the prices we charge, which could materially and adversely affect our business, financial condition and results of operations.

A significant amount of our sales are to customers in the energy production and supply industry. We estimate that 62% of our revenue for the year ended December 31, 2008 was generated by end-users in the energy industry. Accordingly, demand for a significant portion of our products depends upon the level of capital expenditure by companies in the oil and gas industry, which depends, in part, on energy prices. In recent years, the prices of oil and natural gas have been historically high, but since August 2008, the prices have declined significantly. The downturn in energy production activities and commodity prices has adversely affected the demand for some of our products and could continue to do so if there is a sustained decline in energy prices. In addition, there can be no assurance that the current level of energy prices will not decline further. Any significant decline in the capital expenditures of our customers, whether due to a decrease in the market price of energy or otherwise, may decrease demand for our products and cause downward pressure on the prices we charge. Accordingly, if the energy production and supply industry experiences continued weakness at current levels or deteriorates further, our business, financial condition and results of operations could be materially and adversely affected.

Our backlog is subject to modification or termination of orders, which could negatively impact our sales.

Our backlog is comprised of the portion of firm signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue. The dollar amount of backlog as of December 31, 2008 was $398.8 million. Our backlog can be significantly affected by the timing of orders for large products, particularly in our E&C segment, and the amount of our backlog at December 31, 2008 is not necessarily indicative of future backlog levels or the rate at which backlog will be recognized as sales. Although in the last few years the amount of modifications and terminations of our orders has not been material compared to our total contract volume and is partially offset by cancellation penalties, customers can, and sometimes do, terminate or modify these orders. We have experienced an increase in order cancellations since the onset of the global financial crisis in the fall of 2008. We cannot predict whether cancellations will accelerate or diminish in the future as the global financial crisis and economic downturn unfolds. Cancellations of purchase orders or reductions of product quantities in existing contracts could substantially and materially reduce our backlog and, consequently, our future sales. Our failure to replace canceled or reduced backlog could negatively impact our sales and results of operations.

We depend on the availability of certain key supplies and services; if we experience difficulty with a supplier, we may have difficulty finding alternative sources of supply.

The cost, quality and availability of raw materials and certain specialty metals used to manufacture our products are critical to our success. The materials and components we use to manufacture our products are sometimes custom made and may be available only from a few suppliers, and the lead times required to obtain these materials and components can often be significant. We rely on sole suppliers or a limited number of suppliers for some of these materials, including special grades of aluminum used in our brazed aluminum heat exchangers. While we have not historically encountered problems with availability, this does not mean that we will continue to have timely access to adequate supplies of essential materials and components in the future or that supplies of these materials and components will be available on satisfactory terms when needed. If our vendors for these materials and components are unable to meet our requirements, fail to make shipments in a timely manner or ship defective materials or components, we could experience a shortage or delay in supply, which would adversely affect our results of operations and negatively impact our cash flow and profitability.

We may be unable to compete successfully in the highly competitive markets in which we operate.

Although many of our products serve niche markets, a number of our direct and indirect competitors in these markets are major corporations, some of which have substantially greater technical, financial and marketing resources than we, and other competitors may enter these markets. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced sales and earnings. Companies, or their divisions, that operate in our industry include Air Products, Kobe, Linde, Nordon, Covidien, Sumitomo and Taylor-Wharton. Additionally, we compete with several suppliers owned by global industrial gas producers and many smaller fabrication-only facilities around the world. Increased competition with these companies could prevent the institution of price increases or could require price reductions or increased spending on research and development, and marketing and sales, any of which could materially reduce our revenues, profitability or both. Moreover, during an industry downturn, customers who typically outsource their need for cryogenic systems to us may use their excess capacity to produce such systems themselves. We also compete in the sale of a limited number of products with certain of our major customers.

As a global business, we are exposed to economic, political and other risks in different countries which could materially reduce our revenues, profitability or cash flows, or materially increase our liabilities.

Since we manufacture and sell our products worldwide, our business is subject to risks associated with doing business internationally. In 2008, 65% of our sales were made in international markets. Our future results could be harmed by a variety of factors, including:

- changes in foreign currency exchange rates;
- exchange controls and currency restrictions;
- changes in a specific country's or region's political, social or economic conditions, particularly in emerging markets;
- civil unrest, turmoil or outbreak of disease in any of the countries in which we operate;
- tariffs, other trade protection measures and import or export licensing requirements;
- potentially negative consequences from changes in U.S. and international tax laws;
- difficulty in staffing and managing geographically widespread operations;
- differing labor regulations;
- requirements relating to withholding taxes on remittances and other payments by subsidiaries;
- different regulatory regimes controlling the protection of our intellectual property;
- restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;
- restrictions on our ability to repatriate dividends from our foreign subsidiaries;
- difficulty in collecting international accounts receivable;
- difficulty in enforcement of contractual obligations under non-U.S. law;
- transportation delays or interruptions;
- changes in regulatory requirements; and
- the burden of complying with multiple and potentially conflicting laws.

Our international operations also expose us to different local political and business risks and challenges. For example, we are faced with potential difficulties in staffing and managing local operations and we have to design local solutions to manage credit and legal risks of local customers and distributors. In addition, because some of our international sales are to suppliers that perform work for foreign governments, we are subject to the political risks associated with foreign government projects. For example, certain foreign governments may require suppliers for a project to obtain products solely from local manufacturers or may prohibit the use of products manufactured in certain countries.

International growth and expansion into emerging markets, such as China, Central and Eastern Europe, India and the Middle East, may cause us difficulty due to greater regulatory barriers than in the United States, the necessity of adapting to new regulatory systems, problems related to entering new markets with different economic, social and political systems, and significant competition from the primary participants in these markets, some of which may have substantially greater resources than us.

Our international operations also depend upon favorable trade relations between the United States and those foreign countries in which our customers and suppliers have operations. A protectionist trade environment in either the United States or those foreign countries in which we do business or sell products, such as a change in the current tariff structures, export compliance, government subsidies or other trade policies, may materially and adversely affect our ability to sell our products in foreign markets.

Our overall success as a global business depends, in part, upon our ability to succeed in differing economic, social and political conditions. We may not succeed in developing and implementing policies and strategies to counter the foregoing factors effectively in each location where we do business and the foregoing factors may cause a reduction in our revenues, profitability or cash flows, or cause an increase in our liabilities.

If we are unable to effectively control our costs while maintaining our customer relationships and core resources, our business, results of operations and financial condition could be adversely affected.

It is critical for us to appropriately align our cost structure with prevailing market conditions, to minimize the effect of economic downturns on our operations, and in particular, to continue to maintain our customer relationships, core resources and manufacturing capacity while protecting profitability and cash flow. If we are unable to align our cost structure in response to such downturns on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our products. If we have too aggressively reduced our costs, we may not have sufficient engineering or manufacturing resources to capture new orders and meet customer demand. If, for example, during periods of escalating demand for our products, we were unable to add engineering, inventory and production capacity quickly enough to meet the needs of our customers, they may turn to other suppliers making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet production or delivery schedules, particularly during a period of escalating demand, our relationships with our key customers could be adversely affected. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to successfully manage our planned operational expansions, it may place a significant strain on our management and administrative resources and lead to increased costs and reduced profitability.

We expect to continue to expand our operations in the United States and abroad, particularly in China, the Middle East and the United States in markets where we perceive the opportunity for profitable expansion. Our ability to operate our business successfully and implement our strategies depends, in part, on our ability to allocate our resources optimally in each of our facilities in order to maintain efficient operations as we expand. Ineffective management of our growth could cause manufacturing inefficiencies, increase our operating costs, place significant strain on our management and administrative resources and prevent us from implementing our business plan.

For example, we have invested or plan to invest approximately $15 million in new capital expenditures in the United States and China in 2009 and 2010 related to the expected growth of selective parts of Biomedical, E&C and D&S segments. If we fail to implement these capital projects in a timely and effective manner, we may lose the opportunity to obtain some customer orders. Even if we effectively implement these projects, the orders needed to support the capital expenditure may not be obtained, may be delayed, or may be less than expected, which may result in sales or profitability at lower levels than anticipated. For example, while we invested significantly in the expansion of our E&C segment in recent years, we experienced delay in some of the orders initially anticipated to support the cold box portion of that expansion, which resulted in the underutilization of some of our capacity. In addition, potential cost overruns, delays or unanticipated problems in any capital expansion could make the expansion more costly than originally predicted.

If we lose our senior management or other key employees, our business may be adversely affected.

Our ability to successfully operate and grow our business and implement our strategies is largely dependent on the efforts, abilities and services of our senior management and other key employees. Our future success will also depend on, among other factors, our ability to attract and retain qualified personnel, such as engineers and other skilled labor, either through direct hiring or the acquisition of other businesses employing such professionals. Our products, many of which are highly engineered, represent specialized applications of cryogenic or low temperature technologies and know-how, and many of the markets we serve represent niche markets for these specialized applications. Accordingly, we rely heavily on engineers, salespersons, business unit leaders, senior management and other key employees who have experience in these specialized applications and are knowledgeable about these niche markets, our products, and our company. Additionally, we may modify our management structure from time to time, as we did in 2007 in our E&C segment, which may create marketing, operational and other business risks. The loss of the services of these senior managers or other key employees, any modification of our management structure or the failure to attract or retain other qualified personnel could reduce the competitiveness of our business or otherwise impair our business prospects.

Fluctuations in the prices and availability of raw materials and our exposure to fixed-price contracts including exposure to fixed pricing on long-term customer contracts, could negatively impact our financial results.

The pricing and availability of raw materials for use in our businesses can be volatile due to numerous factors beyond our control, including general, domestic and international economic conditions, labor costs, production levels, competition, consumer demand, import duties and tariffs and currency exchange rates. This volatility can significantly affect the availability and cost of raw materials for us, and may, therefore, increase the short-term or long-term costs of raw materials.

The commodity metals we use, including aluminum and stainless steel, have experienced significant fluctuations in price in recent years. Prices rose quickly in the period prior to the present global economic downturn, and many prices have subsequently declined since the onset of the economic downturn. On average, over half of our cost of sales has historically been represented by the cost of commodities metals. We have generally been able to recover the cost increases through price increases to our customers; however, during periods of rising prices of raw materials, we may be unable to pass a portion of such increases on to our customers. Conversely, when raw material prices decline, customer demands for lower prices could result in lower sale prices and, to the extent we have existing inventory, lower margins. As a result, fluctuations in raw material prices could result in lower revenues and profitability.

In addition, a substantial portion of our sales has historically been derived from fixed-price contracts for large system projects, which may involve long-term fixed price commitments to customers. We have experienced difficulties in executing contracts of this kind. In the past, for example, we executed two large projects each involving over $30 million of revenue on which our margins deteriorated significantly. On one of these projects, we experienced significant cost overruns that resulted in significant project losses. The other project was disrupted by a storm and related damage, and the customer made the decision to repair the damage through costly purchases of new replacement materials and required us to share responsibility for these and other repairs.

To the extent that any of our fixed-price contracts are delayed, our subcontractors fail to perform, contract counterparties successfully assert claims against us, the original cost estimates in these or other contracts prove to be inaccurate or the contracts do not permit us to pass increased costs on to our customers, profitability from a particular contract may decrease or project losses may be incurred, which, in turn, could decrease our revenues and overall profitability. The uncertainties associated with our fixed-price contracts make it more difficult to predict our future results and exacerbate the risk that our results will not match expectations, which has happened in the past.

We may fail to successfully acquire or integrate companies that provide complementary products or technologies.

A component of our business strategy is the acquisition of businesses that complement our existing products and services. Such a strategy involves the potential risks inherent in assessing the value, strengths, weaknesses, contingent or other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired companies. In addition, any acquisitions of foreign business may increase our exposure to certain risks inherent in doing business outside the United States.

From time to time, we may have acquisition discussions with potential target companies both domestically and internationally. If a large acquisition opportunity arises and we proceed, a substantial portion of our cash and surplus borrowing capacity could be used for the acquisition or we may seek additional debt or equity financing.

Potential acquisition opportunities become available to us from time to time, and we engage periodically in discussions or negotiations relating to potential acquisitions, including acquisitions that may be material in size or scope to our business. Any acquisition may or may not occur and, if an acquisition does occur, it may not be successful in enhancing our business for one or more of the following reasons:

- Any business acquired may not be integrated successfully and may not prove profitable;
- The price we pay for any business acquired may overstate the value of that business or otherwise be too high;
- We may fail to achieve acquisition synergies; or
- The focus on the integration of operations of acquired entities may divert management's attention from the day-to-day operation of our businesses.

Inherent in any future acquisition is the risk of transitioning company cultures and facilities. The failure to efficiently and effectively achieve such transitions could increase our costs and decrease our profitability.

We carry significant goodwill and indefinite-lived intangible assets on our balance sheet, which are subject to impairment testing and could subject us to significant charges to earnings in the future if impairment occurs.

As of December 31, 2008, we had goodwill and indefinite-lived intangible assets of $296.1 million, which represented approximately 33% of our total assets. The value of these assets may increase in the future if we complete acquisitions as part of our overall business strategy. Goodwill and indefinite-lived intangible assets are not amortized, but are tested for impairment annually on October 1st or more often if events or changes in circumstances indicate a potential impairment may exist. Factors that could indicate that our goodwill or indefinite-lived intangible assets are impaired include a decline in stock price and market capitalization, lower than projected operating results and cash flows, and slower growth rates in our industry. Our stock price has declined significantly since mid-2008, which increases the risk of goodwill impairment if the price of our stock does not recover. To test for impairment, a model to estimate the fair market value of our reporting segments has been developed. This fair market value model incorporates our estimates of future operating results and cash flows, estimates of allocations of certain assets and cash flows among reporting segments, estimates of future growth rates and our judgment regarding the applicable discount rates to use to discount those estimated operating results and cash flows. If an impairment is determined to exist, it may result in a significant non-recurring non-cash charge to earnings and lower shareholders' equity.

Fluctuations in exchange and interest rates may affect our operating results.

Fluctuations in the value of the U.S. dollar may decrease our sales or earnings. Because our consolidated financial results are reported in U.S. dollars, if we generate sales or earnings in other currencies, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. We also bid for certain foreign projects in U.S. dollars or euros. If the U.S. dollar or euro strengthens relative to the value of the local currency, we may be less competitive on those projects. In addition, our debt service requirements are primarily in U.S. dollars and a portion of our cash flow is generated in euros or other foreign currencies. Significant changes in the value of the foreign currencies relative to the U.S. dollar could limit our ability to meet interest and principal payments on our debt and impair our financial condition.

In addition, fluctuations in currencies relative to the U.S. dollar may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enters into either a purchase or a sales transaction using a currency other than the functional currency of the transacting entity. Given the volatility of exchange rates, we may not be able to effectively manage our currency and/or translation risks. Volatility in currency exchange rates may decrease our revenues and profitability and impair our financial condition. We have purchased and may continue to purchase foreign currency forward buy and sell contracts to manage the risk of adverse currency fluctuations and if the contracts are inconsistent with currency trends we could experience exposure related to foreign currency fluctuations.

We may be required to make material expenditures in order to comply with environmental, health and safety laws, or incur additional liabilities under these laws.

We are subject to numerous environmental, health and safety laws and regulations that impose various environmental controls on us or otherwise relate to environmental protection and various health and safety matters, including the discharge of pollutants in the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous materials and wastes, the investigation and remediation of soil and groundwater affected by hazardous substances and the requirement to obtain and maintain permits and licenses. These laws and regulations often impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up our, or our predecessors', past or present facilities and third party disposal sites. Compliance with these laws generally increases the costs of transportation and storage of raw materials and finished products, as well as the costs of storing and disposing waste, and could decrease our liquidity and profitability and increase our liabilities. Health and safety and other laws in the jurisdictions in which we operate impose various requirements on us including state licensing requirements that may benefit our customers. If we are found to have violated any of these laws, we may become subject to corrective action orders and fines or penalties, and incur substantial costs, including substantial remediation costs and commercial liability to our customers. Further, we also could be subject to future liability resulting from conditions that are currently unknown to us that could be discovered in the future.

We are currently remediating or developing work plans for remediation of environmental conditions involving certain current or former facilities. For example, the discovery of contamination arising from historical industrial operations at our Clarksville, Arkansas property has exposed us, and in the future may continue to expose us, to remediation obligations. To date, our environmental remediation expenditures and costs for otherwise complying with environmental laws and regulations have not been material, but the uncertainties associated with the investigation and remediation of contamination and the fact that such laws or regulations change frequently makes predicting the cost or impact of such laws and regulations on our future operations uncertain. Stricter environmental, safety and health laws, regulations or enforcement policies could result in substantial costs and liabilities to us and could subject us to more rigorous scrutiny. Consequently, compliance with these laws could result in significant expenditures as well as other costs and liabilities that could decrease our liquidity and profitability and increase our liabilities.

Due to the nature of our business and products, we may be liable for damages based on product liability and warranty claims.

Due to the high pressures and low temperatures at which many of our products are used, the inherent risks associated with concentrated industrial and hydrocarbon gases, and the fact that some of our products are relied upon by our customers or end users in their facilities or operations, or are manufactured for relatively broad industrial, transportation or consumer use, we face an inherent risk of exposure to claims in the event that the failure, use or misuse of our products results, or is alleged to result, in death, bodily injury, property damage or economic loss. We believe that we meet or exceed existing professional specification standards recognized or required in the industries in which we operate. We are subject to claims from time to time, some of which are substantial but none of which historically have had a material adverse effect on our financial condition or results of operations, and we may be subject to claims in the future. Although we currently maintain product liability coverage, which we believe is adequate for the continued operation of our business, such insurance may become difficult to obtain or be unobtainable in the future on terms acceptable to us and generally does not cover warranty claims. A successful product liability claim or series of claims against us, including one or more consumer claims purporting to constitute class actions, in excess of our insurance coverage or a significant warranty claim or series of claims against us could materially decrease our liquidity and impair our financial condition.

Increases in labor costs, potential labor disputes and work stoppages at our facilities could materially decrease our revenues and profitability.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. As of January 31, 2009, we had 2,945 employees, including 973 salaried, 419 bargaining unit hourly and 1,553 non-bargaining unit hourly employees. Employees represented by a union are subject to one collective bargaining agreement in the United States that expires in February 2010. We have experienced one work stoppage in the recent past. If we are unable to enter into new, satisfactory labor agreements with our unionized employees when necessary in the future or other labor controversies or union organizing efforts arise, we could experience a significant disruption to our operations, lose business or experience an increase in our operating expenses, which could reduce our profit margins.

In 2007, the Employee Free Choice Act of 2007: H.R. 800 ("EFCA") was passed in the U.S. House of Representatives. The EFCA would amend the National Labor Relations Act, among other ways, by making it easier for unions to organize and by increasing the penalties employers may incur if they engage in labor practices in violation of the National Labor Relations Act. This bill or a variation of it could be enacted in the future. Having a larger percentage of our workforce unionized could cause an increase in our operating expenses and have an adverse impact on our business.

Our operations could be impacted by the effects of hurricanes or other severe weather, which could be more severe than the damage and impact that our Louisiana operations encountered from hurricanes in 2005 and 2008.

Some of our operations, including our operations in New Iberia, Louisiana and Houston, Texas, are located in geographic regions and physical locations that are susceptible to physical damage and longer-term economic disruption from hurricanes or other severe weather. We also could make significant capital expenditures in hurricane-susceptible or other severe weather locations from time to time. These weather events can disrupt our operations, result in damage to our properties and negatively affect the local economy in which these facilities operate. In early September 2008, for example, our New Iberia, Louisiana facility was forced to close as a result of heavy rainfall, evacuations, strong winds and power outages resulting from Hurricane Gustav. Two weeks after Hurricane Gustav, winds and flooding from Hurricane Ike damaged New Iberia, Louisiana, Houston, Texas and The Woodlands, Texas operations and offices, and those facilities were also closed for a period of time. In 2005, our New Iberia operations encountered damage and were disrupted from the storm surge and flooding caused by Hurricane Rita. Future hurricanes or other severe weather may cause production or delivery delays as a result of the physical damage to the facilities, the unavailability of employees and temporary workers, the shortage of or delay in receiving certain raw materials or manufacturing supplies and the diminished availability or delay of transportation for customer shipments, any of which may have an adverse affect on our revenues and profitability. Although we maintain insurance subject to certain deductibles, which may cover some of our losses, that insurance may become unavailable or prove to be inadequate.

Our pension plan is currently underfunded.

Certain U.S. hourly and salaried employees are covered by our defined benefit pension plan. The plan has been frozen since February 2006. As of December 31, 2008, the projected benefit obligation under our pension plan was approximately $40.7 million and the value of the assets of the plan was approximately $25.5 million, resulting in our pension plan being underfunded by approximately $15.2 million. As of December 31, 2007, our pension obligations were underfunded by approximately $4.2 million. We attribute the increase in the amount of underfunding since December 31, 2007 to lower returns earned on our pension investments in 2008. If the performance of the assets in our pension plan do not meet our expectations or if other actuarial assumptions are modified, our required pension contributions for future years could be higher than we expect, which may negatively impact our results of operations, cash flows and financial condition.

If we are unable to continue our technological innovation in our business and successful introduction of new commercial products, our profitability could be adversely affected.

The industries we serve, including the energy, industrial gas and biomedical industries, experience periodic technological change and product improvement. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products or respond to industry developments or needs. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in our markets, as well as our ability to acquire new product technology or fund and successfully develop, manufacture and market products in this constantly changing environment. We must continue to identify, develop, manufacture and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and competitive position. We may not be successful in acquiring and developing new products or technology and any of our new products may not be accepted by our customers. If we fail to keep pace with evolving technological innovations in the markets we serve, our profitability may decrease.

Failure to protect our intellectual property and know-how could reduce or eliminate any competitive advantage and reduce our sales and profitability.

We rely on a combination of internal procedures, nondisclosure agreements, intellectual property rights assignment agreements, licenses, patents, trademarks and copyright law to protect our intellectual property and know-how. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. For example, we frequently explore and evaluate potential relationships and projects with other parties, which often requires that we provide the potential partner with confidential technical information. While confidentiality agreements are typically put in place, there is a risk the potential partner could violate the confidentiality agreement and use our technical information for its own benefit or the benefit of others or compromise the confidentiality. In addition, the laws of certain foreign countries in which our products may be sold or manufactured do not protect our intellectual property rights to the same extent as the laws of the United States. For example, we are increasing our manufacturing capabilities and sales in China, where laws may not protect our intellectual property rights to the same extent as in the United States. Failure or inability to protect our proprietary information could result in a decrease in our sales or profitability.

We have obtained and applied for some U.S. and foreign trademark and patent registrations and will continue to evaluate the registration of additional trademarks and patents, as appropriate. We cannot guarantee that any of our pending applications will be approved. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge them. A failure to obtain registrations in the United States or elsewhere could limit our ability to protect our trademarks and technologies and could impede our business. The patents in our patent portfolio are scheduled to expire between 2009 and 2027.

In addition, we may be unable to prevent third parties from using our intellectual property rights and know-how without our authorization or from independently developing intellectual property that is the same as or similar to ours, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the United States. We compete in a number of industries (for example, heat exchangers and cryogenic storage) that are small or specialized, which makes it easier for a competitor to monitor our activities and increases the risk that ideas will be stolen. The unauthorized use of our know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

We may be subject to claims that our products or processes infringe the intellectual property rights of others, which may cause us to pay unexpected litigation costs or damages, modify our products or processes or prevent us from selling our products.

Although it is our intention to avoid infringing or otherwise violating the intellectual property rights of others, third parties may nevertheless claim (and in the past have claimed) that our processes and products infringe their intellectual property and other rights. For example, a third party has claimed that we may infringe certain patents related to cryogenic pipe technology and may have breached an undertaking relating to same, although we believe that these claims are without merit. In addition, our BioMedical business manufactures products for relatively broad consumer use, is actively marketing these products in multiple jurisdictions internationally and risks infringing technologies that may be protected in one or more of these international jurisdictions as the scope of our international marketing efforts expands. Our strategies of capitalizing on growing international demand as well as developing new innovative products across multiple business lines present similar infringement claim risks both internationally and in the United States as we expand the scope of our product offerings and markets. We compete with other companies for contracts in some small or specialized industries, which increases the risk that the other companies will develop overlapping technologies leading to an increased possibility that infringement claims will arise. Whether or not these claims have merit, we may be subject to costly and time-consuming legal proceedings, and this could divert our management's attention from operating our businesses. In order to resolve such proceedings, we may need to obtain licenses from these third parties or substantially re-engineer or rename our products in order to avoid infringement. In addition, we might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer or rename our products successfully.

We are subject to regulations governing the export of our products.

Due to our significant foreign sales, our export activities are subject to regulation, including the U.S. Treasury Department's Office of Foreign Assets Control's regulations. While we believe we are in compliance with these regulations and maintain programs intended to achieve compliance, we may currently or may in the future be in violation of these regulations. Any violations may subject us to government scrutiny, investigation and civil and criminal penalties and may limit our ability to export our products.

Additional liabilities related to taxes could adversely impact our financial results, financial condition and cash flow.

We are subject to tax and related obligations in the jurisdictions in which we operate or do business, including state, local, federal and foreign taxes. The taxing rules of the various jurisdictions in which we operate or do business often are complex and subject to varying interpretations. Tax authorities may challenge tax positions that we take or historically have taken, and may assess taxes where we have not made tax filings or may audit the tax filings we have made and assess additional taxes, as they have done from time to time in the past. Some of these assessments may be substantial, and also may involve the imposition of substantial penalties and interest. The payment of substantial additional taxes, penalties or interest resulting from these assessments could materially and adversely impact our results of operations, financial condition and cash flow.

As a provider of products to the U.S. government, we are subject to federal rules, regulations, audits and investigations, the violation or failure of which could adversely affect our business.

We sell certain of our products to the U.S. government and, therefore, we must comply with and are affected by laws and regulations governing purchases by the U.S. government. Government contract laws and regulations affect how we do business with our government customers and, in some instances, impose added costs on our business. For example, a violation of specific laws and regulations could result in the imposition of fines and penalties or the termination of our contracts or debarment from bidding on contracts. In some instances, these laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions.

The insolvency of a formerly consolidated subsidiary could have an adverse impact on our liquidity and financial position.

In March 2003, our former U.K. subsidiary, Chart Heat Exchangers Limited, or CHEL, which previously operated the closed Wolverhampton, United Kingdom manufacturing facility, filed for a voluntary administration under the U.K. Insolvency Act of 1986 and CHEL was no longer consolidated. Based on our financial condition in March 2003, we determined not to advance funds to CHEL to fund CHEL's obligations. Since CHEL was unable to fund its net pension deficit, the trustees of the CHEL pension plan took action to wind up the plan. CHEL was also unable to pay outstanding severance obligations. CHEL has paid significant portions of these claims directly, and the U.K. government has provided some supplemental benefits to CHEL pensioners. Nevertheless, claims could be asserted against us related to these matters. We do not believe such claims would have a material impact on us, but cannot provide complete assurance about all possible outcomes.

Risks Related to our Leverage

Our leverage and future debt service obligations could adversely affect our financial condition, limit our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, impact the way we operate our business, expose us to interest rate risk to the extent of our variable rate debt and prevent us from fulfilling our debt service obligations.

We are leveraged and have future debt service obligations. Our financial performance could be affected by our leverage. As of December 31, 2008, our total indebtedness was $243.2 million. In addition, at that date, we had approximately $30.3 million of letters of credit and bank guarantees outstanding and borrowing capacity of approximately $84.7 million under the revolving portion of our senior secured credit facility, after giving effect to the letters of credit and bank guarantees outstanding. $5.0 million of our borrowing capacity may be unavailable to us as a result of the bankruptcy of one of our revolving credit lenders. See Item 7. "Management's

Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Instruments and Related Covenants." We may also incur additional indebtedness in the future. This level of indebtedness could have important negative consequences to us and you, including:

- we may have difficulty generating sufficient cash flow to pay interest and satisfy our debt obligations;
- we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;
- we will need to use a substantial portion of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;
- some of our debt, including our borrowings under our senior secured credit facility, has variable rates of interest, which exposes us to the risk of increased interest rates;
- our debt level increases our vulnerability to general economic downturns and adverse industry conditions;
- our debt level could limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general;
- our debt and the amount we must pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt;
- our customers may react adversely to our debt level and seek or develop alternative suppliers; and
- our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Our net cash flow generated from operating activities was $97.8 million, $82.5 million and $36.4 million for the years 2008, 2007 and 2006, respectively. This positive growth trend of the past few years is expected to reverse in 2009 as we deal with the fallout from the global economic downturn. Our current level of indebtedness requires that we use a substantial portion of our cash flow from operations to pay interest on our indebtedness, which will reduce the availability of cash to fund working capital requirements, capital expenditures, research and development or other general corporate or business activities, including future acquisitions.

In addition, a portion of our indebtedness bears interest at variable rates. If market interest rates increase, debt service on our variable-rate debt will rise, which would adversely affect our cash flow.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facility or otherwise in an amount sufficient to permit us to pay the principal and interest on our indebtedness or fund our other liquidity needs. We may be unable to refinance any of our debt, including our senior secured credit facility or our senior subordinated notes, on commercially reasonable terms. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our senior secured credit facility and the indenture under which our senior subordinated notes were issued restrict our ability to use the proceeds from asset sales. We may be unable to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may be inadequate to meet any debt service obligations then due.

We may still be able to incur substantially more debt. This could further exacerbate the risks that we face.

We may be able to incur substantial additional indebtedness in the future. The terms of our debt instruments do not fully prohibit us from doing so. The revolving credit portion of our senior secured credit facility provides commitments of up to $115.0 million, approximately $84.7 million of which would have been available for future borrowings (after giving effect to letters of credit and bank guarantees outstanding) as of December 31, 2008; however, $5.0 million of our borrowing capacity may be unavailable to us as a result of the bankruptcy of one of our revolving credit lenders. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt Instruments and Related Covenants." We may also further increase the size of our senior secured credit facility or refinance with higher borrowing limits. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The senior secured credit facility and the indenture governing our senior subordinated notes contain a number of restrictive covenants which limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

The senior secured credit facility and the indenture governing our senior subordinated notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect, and in many respects limit or prohibit, among other things, our ability and the ability of our subsidiaries to:

- incur additional indebtedness;
- create liens;
- pay dividends and make other distributions in respect of our capital stock;
- redeem or buy back our capital stock;
- make certain investments or certain other restricted payments;
- sell certain kinds of assets;
- enter into certain types of transactions with affiliates; and
- effect mergers or consolidations.

The senior secured credit facility also requires us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the senior secured credit facility and the indenture governing our senior subordinated notes could:

- limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans; and
- adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under our senior secured credit facility and/or the indenture governing our senior subordinated notes. If an event of default occurs under our senior secured credit facility, which includes an event of default under the indenture governing our senior subordinated notes the lenders could elect to:

- declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;
- require us to apply all of our available cash to repay the borrowings; or
- prevent us from making debt service payments on the notes;

any of which would result in an event of default under our senior subordinated notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further financing.

If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing the senior secured credit facility, which constitutes substantially all of our domestic wholly-owned subsidiaries' assets.

We will be required to amend or refinance our revolving credit commitments by 2010, and our ability and the cost to do so are subject to our financial performance and condition and debt market conditions.

The $115.0 million revolving credit facility portion of our senior secured credit facility expires on October 17, 2010. While we had adequate cash at December 31, 2008 so as not to require borrowing on the revolving credit facility, we had approximately $30.3 million of letters of credit and bank guarantees outstanding supported by the revolving credit facility. We expect that we will continue to utilize our revolving credit facility for the issuance of letters of credit and bank guarantees, and may borrow as needed from time to time, in the future in the ordinary course of business. Our business, including our ability to provide the assurances required on some projects by customers or vendors, would be harmed if we could not obtain letters of credit, bank guarantees or revolving credit. Accordingly, unless we cash collateralize our letters of credit or bank guarantees, we will need to amend or refinance our revolving credit commitments and the related senior secured credit facility before the revolving credit facility portion expires in 2010. Our cost to obtain an amendment or refinancing, the covenants and conditions that would apply, and other terms will depend on our financial performance, our financial condition and debt market conditions. A deterioration in our financial performance or condition, or in debt market conditions and debt availability, could increase our costs of maintaining revolving credit or other borrowings or make revolving or other credit unavailable to us or available to us only on terms less favorable than our present terms. If this happened, it would have a negative impact on our results of operations, cash flow and financial condition.

We are a holding company and we may depend upon cash from our subsidiaries to service our debt. If we do not receive cash from our subsidiaries, we may be unable to meet our obligations.

We are a holding company and all of our operations are conducted through our subsidiaries. Accordingly, we may be dependent upon the earnings and cash flows from our subsidiaries to provide the funds necessary to meet our debt service obligations. If we could not have access to the cash flows of our subsidiaries, we may be unable to pay the principal or interest on our debt. In addition, certain of our subsidiaries are holding companies that rely on subsidiaries of their own as a source of funds to meet any obligations that might arise.

Generally, the ability of a subsidiary to make cash available to its parent is affected by its own operating results and is subject to applicable laws and contractual restrictions contained in its debt instruments and other agreements. Moreover, there may be restrictions on payments by our subsidiaries to us under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to shareholders only from profits. As a result, although our subsidiaries may have cash, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.

Risks Related to the Trading Market for Our Common Stock

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Therefore, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Our common stock has experienced, and may continue to experience, price volatility.

Our common stock has at times experienced substantial price volatility as a result of many factors, including the general volatility of stock market prices and volumes, changes in securities analysts' estimates of our financial performance, variations between our actual and anticipated financial results, changes in accounting policies or procedures as have been required by the Financial Accounting Standards Board or other regulatory agencies, or uncertainty about current global economic conditions. For these reasons, among others, the price of our stock may continue to fluctuate.

Item 1B. *Unresolved Staff Comments.*

Not Applicable.

Item 2. *Properties.*

We occupy 22 principal facilities totaling approximately 2.0 million square feet, with the majority devoted to manufacturing, assembly and storage. Of these manufacturing facilities, approximately 1.6 million square feet are owned and 0.4 million square feet are occupied under operating leases. We lease approximately 15,200 square feet for our corporate office in Garfield Heights, Ohio. Our major owned facilities in the United States are subject to mortgages securing our senior secured credit facility.

The following table sets forth certain information about facilities occupied by us as of January 31, 2009:

Location	Segment	Square Feet	Ownership	Use
La Crosse, Wisconsin	Energy & Chemicals	149,000	Owned	Manufacturing/Office
New Iberia, Louisiana	Energy & Chemicals	62,400	Leased	Manufacturing
The Woodlands, Texas	Energy & Chemicals	29,000	Leased	Office
Tulsa, Oklahoma	Energy & Chemicals	58,500	Owned	Manufacturing/Office
Tulsa, Oklahoma	Energy & Chemicals	140,000	Leased	Manufacturing/Office
Wolverhampton, United Kingdom	Energy & Chemicals	1,600	Leased	Office
Changzhou, China	Distribution & Storage	260,000	Owned	Manufacturing/Office
Decin, Czech Republic	Distribution & Storage	638,000	Owned	Manufacturing/Office
Houston, Texas	Distribution & Storage	22,000	Owned	Service
Shanghai, China	Distribution & Storage	1,900	Leased	Office
Solingen, Germany	Distribution & Storage	4,500	Leased	Office/Service/Warehouse
Solingen, Germany	Distribution & Storage	13,400	Leased	Manufacturing/Office
Plaistow, New Hampshire	Distribution & Storage	2,600	Leased	Office
Canton, Georgia	Distribution & Storage/BioMedical	154,000	Owned	Manufacturing/Office
Jasper, Georgia	Distribution & Storage/BioMedical	32,500	Leased	Warehouse/Service
New Prague, Minnesota	Distribution & Storage/BioMedical	237,000	Owned	Manufacturing/Service/Office
New Prague, Minnesota	Distribution & Storage	31,000	Leased	Office
Canton, Georgia	Distribution & Storage/BioMedical	20,800	Leased	Office
Denver, Colorado	BioMedical	109,000	Owned	Manufacturing
Bracknell, United Kingdom	BioMedical	12,500	Leased	Office/Warehouse
Lidcombe, Australia	BioMedical	2,400	Leased	Office/Warehouse
Garfield Heights, Ohio	Corporate	15,200	Leased	Office
Clarksville, Arkansas(1)	Discontinued operation	110,000	Owned	Manufacturing/Office

(1) This facility is leased from us, with a purchase option, by the company that owns certain assets of the former Greenville Tube LLC business.

Regulatory Environment

We are subject to federal, state and local regulations relating to the discharge of materials into the environment, production and handling of our hazardous and regulated materials and our products and the conduct and condition of our production facilities. We do not believe that these regulatory requirements have had a material effect upon our capital expenditures, earnings or competitive position. We are not anticipating any material capital expenditures in 2009 that are directly related to regulatory compliance matters. We are also not aware of any pending or potential regulatory changes that would have a material adverse impact on our business.

Item 3. ***Legal Proceedings.***

We are occasionally subject to various legal actions related to performance under contracts, product liability, taxes and other matters, several of which actions claim substantial damages, in the ordinary course of its business. Based on the Company's historical experience in litigating these claims, as well as the Company's current assessment of the underlying merits of the claims and applicable insurance, if any, we currently believe the resolution of these other legal claims will not have a material adverse effect on our financial position, liquidity, cash flows or results of operations. Future developments may, however, result in resolution of these legal claims in a way that could have a material adverse effect. See Item 1A. "Risk Factors".

Item 4. ***Submission of Matters to a Vote of Security Holders.***

Not Applicable.

Item 4A. ***Executive Officers of the Registrant*.***

The name, age and positions of each Executive Officer of the Company as of February 1, 2009 are as follows:

Name	Age	Position
Samuel F. Thomas	57	Chairman, Chief Executive Officer and President
Michael F. Biehl	53	Executive Vice President and Chief Financial Officer
Matthew J. Klaben	39	Vice President, General Counsel and Secretary
James H. Hoppel, Jr.	44	Vice President–Corporate Development and Treasurer
Kenneth J. Webster	46	Chief Accounting Officer and Controller

* Included pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Samuel F. Thomas was elected Chairman of our Board of Directors in March 2007 and has served as our Chief Executive Officer and President and as a member of our Board of Directors since October 2003. Prior to joining our company, Mr. Thomas was Executive Vice President of Global Consumables at ESAB Holdings Ltd., a provider of welding consumables and equipment. In addition to his most recent position at ESAB, Mr. Thomas was responsible for ESAB North America during his employment at ESAB Holdings Ltd. Prior to joining ESAB in February 1999, Mr. Thomas was Vice President of Friction Products for Federal Mogul, Inc. Prior to its acquisition by Federal Mogul in 1998, Mr. Thomas was employed by T&N plc from 1976 to 1998, where he served from 1991 as chief executive of several global operating divisions, including industrial sealing, camshafts and friction products.

Michael F. Biehl has been our Executive Vice President since April 2006, served as our Chief Accounting Officer from October 2002 until March 2006, and has been our Chief Financial Officer since July 2001. Until December 16, 2008, Mr. Biehl was also Chart's Treasurer. Prior to joining us, Mr. Biehl served as Vice President, Finance and Treasurer at Oglebay Norton Company, an industrial minerals mining and processing company. Prior to joining Oglebay Norton in 1992, Mr. Biehl worked in the audit practice of Ernst & Young LLP in Cleveland, Ohio from 1978 to 1992.

Matthew J. Klaben is our Vice President, General Counsel and Secretary. Prior to joining us in March 2006, Mr. Klaben was a partner at the law firm of Calfee, Halter & Griswold LLP in Cleveland, Ohio from January 2005 until March 2006, and an associate from April 1998 until December 2004. Before that, Mr. Klaben was an associate at the law firm of Jones Day in Cleveland, Ohio from September 1995 until April 1998.

James H. Hoppel, Jr. was named Treasurer of the Company on December 16, 2008 and has served as our Vice President of Corporate Development since March 1, 2008. Prior to that, Mr. Hoppel served as our Chief Accounting Officer, Controller and Assistant Treasurer since April 2006. Mr. Hoppel joined Chart in November 2004 as our Controller. Prior to joining us, Mr. Hoppel served as Vice President, Finance for W.W. Holdings, LLC, a manufacturer and distributor of doors and hardware. Before that, Mr. Hoppel held various finance and accounting positions with different organizations, including the transaction services and audit practices of Pricewaterhouse Coopers LLP in Cleveland, Ohio.

Kenneth J. Webster is our Chief Accounting Officer and Controller and has served in that capacity since March 1, 2008. Mr. Webster joined the Company in July 2006 and until becoming our Chief Accounting Officer and Controller, he was the Company's Director of Internal Audit. Prior to joining Chart, Mr. Webster served as Assistant Corporate Controller for International Steel Group, an integrated steel manufacturer, from March 2004 to April 2005, at which time International Steel Group was acquired by Mittal Steel USA, Inc. Following the acquisition, Mr. Webster continued to serve in his capacity as Assistant Corporate Controller for Mittal Steel USA, Inc. until July 2006. Before that, Mr. Webster served in various accounting and finance positions with Bethlehem Steel.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol "GTLS." Prior to 2008, the common stock traded on the Nasdaq Global Market. The high and low sales prices for the shares of common stock for the periods indicated are set forth in the table below.

	High and Low Sales Price			
	2008		2007	
	High	Low	High	Low
First quarter	$37.97	$21.84	$18.89	$14.94
Second quarter	49.79	31.39	30.57	17.00
Third quarter	55.73	24.12	33.20	24.51
Fourth quarter	28.81	6.42	36.19	25.87
Year	55.73	6.42	36.19	14.94

As of February 1, 2009, there were approximately 21 holders of record of our common stock. Since many holders hold shares in "street name," we believe that there are a significantly larger number of beneficial owners of our common stock than the number of record holders.

We do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations, potential acquisitions and debt reduction. The amounts available to us to pay cash dividends are restricted by our senior secured credit facility. The indenture governing the notes also limits our ability to pay dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant.

Cumulative Total Return Comparison

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the shares of common stock of Chart Industries with the cumulative return of a hypothetical investment in each of the S&P SmallCap 600 Index and Peer Group Index comprised of nine oil field equipment/service and industrial companies based on the respective market prices of each such investment on the dates shown below, assuming an initial investment of $100 on July 31, 2006, including reinvestment of dividends. Trading in Chart common stock commenced July 26, 2006, following a public offering.


Comparison of 3 Year Cumulative Total Return
Assumes Initial Investment of $100 on July 31, 2006
December 2008
250.00
200.00
150.00
100.00
50.00
0.00
Jul-06
Dec-06
Dec-07
Dec-08
Chart Industries, Inc.
S&P 600 Index - Total Return
Peer Group

	7/31/2006	12/31/2006	12/31/2007	12/31/2008
Chart Industries, Inc.	**$100.00**	**$105.26**	**$200.68**	**$62.09**
S&P SmallCap 600 Index	100.00	110.70	110.37	76.07
Peer Group Index	100.00	98.05	171.48	80.87

The Company selects the peer companies that comprise the Peer Group Index solely on the basis of objective criteria. These criteria result in an index composed of nine oil field equipment/service and comparable industrial companies. The Peer Group members are Dresser-Rand Co., Idex Corp., FMC Technologies Inc., Pentair Inc., Cameron International Corp., Dril-Quip Inc., National Oilwell Varco Co., Grant Prideco Inc., and Gardner Denver Inc.

Item 6. *Selected Financial Data.*

The financial statements referred to as the Predecessor Company financial statements include the consolidated audited financial statements of Chart Industries, Inc. and its subsidiaries prior to the Acquisition, as defined below. The financial statements referred to as the Company financial statements include the consolidated audited financial statements of Chart Industries, Inc. and its subsidiaries after the Acquisition.

On August 2, 2005, we entered into an agreement and plan of merger with certain of our stockholders, First Reserve Fund X, L.P. or First Reserve, and CI Acquisition, Inc., which provided for the sale of shares of Chart by certain of its stockholders to CI Acquisition, Inc. and the merger of CI Acquisition, Inc. with and into Chart, with Chart surviving the merger as a wholly-owned indirect subsidiary of First Reserve. We refer to the stock purchase, merger and related financing thereof collectively as the "Acquisition." The Acquisition closed on October 17, 2005.

The following table sets forth the selected historical consolidated financial information as of the dates and for each of the periods indicated. The Predecessor Company selected historical consolidated financial data as of and for the year ended December 31, 2004 and for the period from January 1, 2005 to October 16, 2005 and as of October 16, 2005 is derived from audited financial statements for such periods, which have been audited by

Ernst & Young LLP, and which are not included in this Annual Report on Form 10-K. The Company selected historical consolidated financial data as of December 31, 2005 and for the period October 17, 2005 to December 31, 2005 is derived from our audited financial statements for such period, which have been audited by Ernst & Young LLP, and which are not included in this Annual Report on Form 10-K. The Company selected historical financial consolidated data as of and for the years ended December 31, 2006, 2007 and 2008 are derived from our audited financial statements for such periods incorporated by reference into Item 8 of this Annual Report on Form 10-K, which have been audited by Ernst & Young LLP.

You should read the following table together with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, included elsewhere in this Annual Report on Form 10-K.

	Predecessor Company		Company			
	Year Ended December 31, 2004	January 1, 2005 to October 16, 2005	October 17, 2005 to December 31, 2005	Year Ended December 31, 2006	2007	2008
Statement of Operations Data:						
Sales	$305,576	$305,497	$ 97,652	$537,454	$666,395	$744,363
Cost of sales(1)	211,770	217,284	75,733	382,535	476,854	504,975
Gross profit	93,806	88,213	21,919	154,919	189,541	239,388
Selling, general and administrative expenses(2)(3)(4)	53,374	59,826	16,632	87,652	104,056	106,035
Restructuring and other operating expenses, net	3,353	7,528	217	396	304	—
	56,727	67,354	16,849	88,048	104,360	106,035
Operating income(5)	37,079	20,859	5,070	66,871	85,181	133,353
Interest expense, net	4,712	4,164	5,556	26,997	23,820	19,810
Other expense (income)	(465)	659	409	(533)	42	3,948
	4,247	4,823	5,965	26,464	23,862	23,758
Income (loss) before income taxes and minority interest	32,832	16,036	(895)	40,407	61,319	109,595
Income tax expense (benefit)	10,134	7,159	(441)	13,044	17,319	30,489
Income (loss) before minority interest	22,698	8,877	(454)	27,363	44,000	79,106
Minority interest, net of taxes and other	98	19	52	468	(156)	182
Net income (loss)	$ 22,600	$ 8,858	$ (506)	$ 26,895	$ 44,156	$ 78,924
Earnings (loss) per share data(6):						
Basic earnings (loss) per share	$ 4.22	$ 1.65	$ (0.06)	$ 1.70	$ 1.64	$ 2.78
Diluted earnings (loss) per share	$ 4.10	$ 1.57	$ (0.06)	$ 1.65	$ 1.61	$ 2.72
Weighted average shares — basic	5,351	5,366	7,952	15,835	26,872	28,354
Weighted average shares — diluted	5,516	5,649	7,952	16,269	27,493	29,008
Cash Flow Data:						
Cash provided by operating activities	$ 35,059	$ 15,641	$ 14,635	$ 36,398	$ 82,507	$ 97,812
Cash (used in) investing activities	(3,317)	(20,799)	(362,250)	(38,664)	(18,541)	(65,676)
Cash (used in) provided by financing activities	(35,744)	1,708	348,489	9,235	7,444	(4,061)
Other Financial Data:						
Depreciation and amortization(7)	$ 8,490	$ 6,808	$ 4,396	$ 22,449	$ 20,352	$ 23,170

	Predecessor Company		Company			
	As of December 31, 2004	As of October 16, 2005	As of December 31, 2005	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008
Balance Sheet Data:						
Cash, cash equivalents and investments	$ 14,814	$ 11,470	$ 11,326	$ 18,854	$ 92,869	$154,429
Working capital(8)	51,292	43,486	59,561	73,290	61,484	56,435
Total assets	307,080	343,107	635,641(9)	724,875(9)	825,754(9)	909,427(9)
Long-term debt	76,406	74,480	345,000	290,000	250,000	243,175
Total debt	79,411	80,943	347,304	290,750	250,000	243,175
Shareholders' equity	115,640	121,321	116,330	219,734	327,991	403,960

(1) The period from October 17, 2005 to December 31, 2005 includes a non-cash inventory valuation charge of $8.9 million related to purchase accounting.

(2) Includes amortization expense related to intangible assets for the year ended December 31, 2004, the period from January 1, 2005 to October 16, 2005, the period October 17, 2005 to December 31, 2005, and the years ended December 31, 2006, 2007 and 2008 of $2.8 million, $2.7 million, $3.0 million, $15.4 million, $10.9 million and $11.0, respectively.

(3) Includes charges (income), net of insurance recoveries, related to Hurricane Rita of $1.1 million, $0.4 million and ($2.3) million for the period January 1, 2005 to October 16, 2005, the period from October 17, 2005 to December 31, 2005 and the year ended December 31, 2006, respectively.

(4) Includes reversal of contingent liabilities on insolvent former subsidiary of $6.5 million for the year ended December 31, 2008.

(5) Includes $4,906 of unusual costs for customer settlements and facility shutdown costs for the year ended December 31, 2008.

(6) The basic and diluted loss and earnings per share for the period October 17, 2005 to December 31, 2005 are the same because incremental shares issuable upon conversion are anti-dilutive.

(7) Includes financing costs amortization for the period from October 17, 2005 to December 31, 2005, and the years ended December 31, 2006, 2007 and 2008 of $0.3 million, $1.5 million, $1.6 million and $1.9 million, respectively.

(8) Working capital is defined as current assets excluding cash and short term investments minus current liabilities excluding short-term debt.

(9) Includes $236.7 million of goodwill and $154.1 million of finite-lived and indefinite-lived intangible assets as of December 31, 2005. Includes $247.1 million of goodwill and $146.6 million of finite-lived and indefinite-lived intangible assets as of December 31, 2006. Includes $248.5 million of goodwill and $135.7 million of finite-lived and indefinite-lived assets as of December 31, 2007. Includes $261.5 million of goodwill and $129.5 million of finite-lived and indefinite-lived assets as of December 31, 2008.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

You should read the following discussion of our results of operations and financial condition in conjunction with the "Selected Financial Data" section and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. Actual results may differ materially from those discussed below. This discussion contains forward-looking statements. See "Forward-Looking Statements" at the end of this discussion and Item 1A. "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We are a leading independent global manufacturer of highly engineered equipment used in the production, storage and end-use of hydrocarbon and industrial gases. The largest portion of end-use applications for our products is energy-related. We are a leading manufacturer of standard and engineered equipment primarily used for low-temperature and cryogenic applications. We have developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0 kelvin; -273° Centigrade; -459° Fahrenheit). The majority of our products, including vacuum insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid gas supply chain for the purification, liquefaction, distribution, storage and end-use of hydrocarbon and industrial gases.

Orders for the year ended December 31, 2008 were $682.6 million compared to $826.8 million for the year ended December 31, 2007, representing a decrease of $144.2 million or 17.4%. Orders, particularly in our E&C segment, fluctuate due to project size and it is not unusual to see order intake vary significantly between periods as a result. For example, during 2007 E&C was awarded a significant order in excess of $130 million from Energy World Corporation for four LNG liquefaction trains. Backlog as of December 31, 2008 was $398.8 million as compared to $475.3 million as of December 31, 2007, representing a decrease of $76.5 million or 16.1%. Backlog decreased from 2007 levels largely due to a reduction in orders in our E&C and D&S segments during the fourth quarter of 2008 as a result of the current global economic downturn. In addition, some order cancellations have occurred which contributed to the backlog decline, while several new large LNG, petrochemical and air separation plant projects have been delayed due to lack of financing or overall economic concerns. Sales, gross profit and operating income increased compared to the year ended December 31, 2007. These increases were primarily attributable to an improved product and project mix as well as higher throughput, particularly in our E&C business segment. Sales for 2008 were $744.3 million compared to sales of $666.4 million for 2007, reflecting an increase of $77.9 million, or 11.7%. Gross profit for the year ended December 31, 2008 was $239.3 million, or 32.2% of sales, as compared to $189.5 million, or 28.4% of sales, for the year ended December 31, 2007. In addition to improved throughput and project mix in our E&C segment, the timing of product price increases in our D&S and Biomedical segments, and foreign currency translation were also contributing factors for our growth in sales and gross profit in 2008 as compared to 2007. Operating income for the year ended December 31, 2008 was $133.3 million compared to $85.2 million for the year ended December 31, 2007.

Operating Results

The following table sets forth the percentage relationship that each line item in our consolidated statements of operations represents to sales for the years ended December 31, 2006, 2007 and 2008. The Company is further described in Item 6 "Selected Financial Data" of our audited financial statements and related notes thereto in Item 8 included elsewhere in this Annual Report on Form 10-K.

	2006	2007	2008
Sales	100.0%	100.0%	100.0%
Cost of sales	71.2	71.6	67.8
Gross profit	28.8	28.4	32.2
Selling, general and administrative expense(1)(2)(3)	13.4	13.9	12.7
Amortization expense	2.9	1.6	1.5
Employee separation and plant closure costs	0.1	0.1	—
Loss on sale or disposal of assets	—	0.1	0.1
Operating income	12.4	12.8	17.9
Interest expense, net	4.7	3.3	2.4
Financing costs amortization	0.3	0.2	0.3
Foreign currency loss (income)	(0.1)	0.1	0.5
Income tax expense	2.4	2.6	4.1
Income before minority interest	5.1	6.6	10.6
Minority interest, net of taxes	0.1	—	—
Net income	5.0	6.6	10.6

(1) Includes stock-based compensation expense of $1.9 million, $9.0 million and $3.1 million, representing 0.4%, 1.4% and 0.4% of sales, for the years ended December 31, 2006, 2007 and 2008, respectively.

(2) Includes charges (income), net of insurance recoveries, related to Hurricane Rita of $(2.3) million, representing (0.4)% of sales, for the year ended December 31, 2006.

(3) Includes reversal of contingent liabilities related to secondary obligations of an insolvent former subsidiary of $6.5 million for the year ended December 31, 2008.

Segment Information

The following table sets forth sales, gross profit, gross profit margin and operating income or loss for our operating segments for the last three years:

	Year Ended December 31,		
	2006	2007	2008
Sales			
Energy & Chemicals	$190,673	$253,672	$312,502
Distribution and Storage	268,303	322,565	335,916
BioMedical	78,478	90,158	95,945
Total	$537,454	$666,395	$744,363
Gross Profit			
Energy & Chemicals	$ 39,676	$ 58,102	$103,085
Distribution and Storage	87,283	100,673	101,340
BioMedical	27,960	30,766	34,963
Total	$154,919	$189,541	$239,388
Gross Profit Margin			
Energy & Chemicals	20.8%	22.9%	33.0%
Distribution and Storage	32.5%	31.2%	30.2%
BioMedical	35.6%	34.1%	36.4%
Total	28.8%	28.4%	32.2%
Operating Income (Loss)			
Energy & Chemicals	$ 18,957	$ 33,821	$ 70,752
Distribution & Storage	54,545	66,167	63,770
BioMedical	15,969	17,788	20,742
Corporate	(22,600)	(32,595)	(21,911)
Total	$ 66,871	$ 85,181	$133,353

Results of Operations for the Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

Sales

Sales for 2008 were $744.3 million compared to $666.4 million for 2007, reflecting an increase of $77.9 million, or 11.7%. E&C segment sales were $312.5 million for 2008 compared to $253.7 million for 2007, representing an increase of $58.8 million, or 23.2%. This increase in E&C sales for 2008 resulted primarily from a more favorable project mix and higher throughput for both brazed aluminum and air cooled heat exchangers. Sales increases were also driven by continued growth in the LNG and natural gas segments of the hydrocarbon processing market during the first half of 2008. D&S segment sales were $335.9 million for the year ended December 31, 2008 compared to $322.5 million for 2007, reflecting an increase of $13.4 million, or 4.1%. Bulk storage sales decreased $8.5 million in 2008 compared to 2007 as a result of lower volume partially offset by favorable currency translation from the strengthening of the euro, Czech koruna and Chinese yuan during 2008 compared to 2007. Packaged gas system sales increased $15.1 million for 2008 as a result of higher prices and favorable foreign currency translation as well. In addition, D&S sales benefited $6.8 million from the acquisition of Flow Instruments and Engineering GmbH ("Flow") in April 2008. BioMedical segment sales for the year ended December 31, 2008 were $95.9 million, representing an increase of $5.7 million, or 6.3%, compared to sales of $90.2 million in 2007. Biological storage systems sales increased $4.9 million primarily due to higher volume in both the U.S. and international markets as well as favorable currency translation from euro denominated sales. Medical respiratory product sales increased $1.1 million primarily as a result of higher volume in international markets, partially offset by decreased demand in the U.S. market.

Gross Profit and Margin

Gross profit for the year ended December 31, 2008 was $239.3 million, or 32.2% of sales compared to $189.5 million, or 28.4% of sales for the year ended December 31, 2007, reflecting an increase of $49.8 million. E&C segment gross profit increased $45.0 million and the related margin increased 10.1 percentage points, respectively, in 2008 compared with 2007. The increase in gross profit was attributable to increased throughput for brazed aluminum heat exchangers and increased volume and efficiency for air cooled heat exchangers. Process systems margin benefited from improved project mix and project execution. In addition, a number of performance incentives and change orders were earned as a result of improved project execution enhancing margins in process systems. These improvements were partially offset by customer settlements related to projects substantially completed in prior periods. These customer settlements included disputed costs for an installation project completed during 2007 and repair costs on another project that was shipped in 2006. D&S segment gross profit increased $0.6 million in 2008 compared to 2007 while the related margin decreased 1.0 percentage points. The decrease in margin is largely attributable to lower sales volume for bulk storage systems. BioMedical segment gross profit increased $4.2 million in 2008 compared to 2007 primarily due to higher prices across all product lines, higher volume in biological storage systems and favorable currency impact from euro denominated sales. BioMedical segment gross profit margin increased in 2008 by 2.3 percentage points compared to 2007 primarily due to improved product mix in biological storage systems.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses for 2008 were $100.8 million, or 13.5% of sales compared to $92.6 million, or 13.9% of sales for 2007. E&C segment SG&A expenses were $27.9 million, or 8.9% of sales for 2008 versus $19.8 million, or 7.8% of sales for 2007. The increase of $8.1 million reflects higher employee-related expenses including variable incentive compensation due to improved operating performance as well as marketing and sales costs to support business growth. D&S segment SG&A expenses in 2008 were $32.0 million, or 9.5% of sales compared to $29.0 million, or 9.0% of sales in 2007. This increase was primarily due to higher employee-related expenses to support business growth and the acquisition of Flow in April 2008. BioMedical segment SG&A expenses were $12.5 million, or 13.0% of sales for 2008, representing an increase of $1.3 million for employee related expenses as compared to SG&A expenses for 2007 of $11.2 million, or 12.4% of sales. Corporate SG&A expenses for 2008 were $28.4 million compared to $32.6 million for 2007. The decrease of $4.2 million was primarily driven by the inclusion in 2007 of $7.9 million of stock-based compensation expense related mostly to the vesting of performance-based options in conjunction with the secondary stock offering completed in June 2007 and other expenses. The stock-based compensation expense decrease was partially offset by increased employee-related, infrastructure and acquisition costs to support our overall business growth strategy.

Amortization Expense

Amortization expense for 2008 was $11.0 million, or 1.5% of sales, compared to $10.9 million, or 1.6% of sales, for 2007. Amortization expense increased due to the addition of intangible assets related to the acquisition of Flow in April 2008. For 2008, amortization expense for the E&C, D&S and BioMedical segments was $3.7 million, $5.6 million and $1.7 million, respectively, compared to $4.1 million, $5.1 million and $1.7 million, respectively, for 2007.

Employee Separation and Plant Closure Costs

For 2007, employee separation and plant closure costs were $0.3 million. These costs were related to an idled D&S segment facility in Plaistow, New Hampshire that was sold in the fourth quarter of 2007.

Reversal of Contingent Liabilities Related to Insolvent Former Subsidiary

For the year ended December 31, 2008, the Company recognized a $6.5 million benefit as a result of reversing contingent liabilities that were established in 2003 for potential secondary pension and severance obligations of an insolvent former subsidiary that was previously consolidated. Based on events that occurred during 2008, including actions taken by a governmental agency to support a large portion of the pension obligation after the insolvent subsidiary had made distributions to satisfy significant portions of its obligations generally, the contingent liabilities are no longer probable and were reversed. See Item 1A. "Risk Factors — Risks Related to Our Business."

Loss on Disposal of Assets, Net

For the year ended December 31, 2008, the Company recognized a $0.7 million loss primarily related to a leased facility that is currently being shut down by the Company's E&C segment. The Company also recognized a $0.5 million loss for the year ended December 31, 2007 related to a leased facility that was vacated by the E&C segment during 2007.

Operating Income

As a result of the foregoing, operating income for 2008 was $133.3 million, or 17.9% of sales, representing an increase of $48.1 million compared to operating income of $85.2 million, or 12.8% of sales for 2007. For 2008, operating income (loss) for the E&C, D&S and BioMedical segments and Corporate were $70.7 million, or 22.6% of sales, $63.8 million, or 19.0% of sales, $20.7 million, or 21.6% of sales, and ($21.9) million, respectively. For 2007, operating income (loss) for the E&C, D&S and BioMedical segments and Corporate were $33.8 million, or 13.3% of sales, $66.2 million, or 20.5% of sales, $17.8 million, or 19.7% of sales, and ($32.6) million, respectively.

Interest Expense, Net

For the year ended December 31, 2008, net interest expense was $17.9 million compared to $22.2 million for the year ended December 31, 2007. The decrease of $4.3 million is partially attributable to the reduction in the outstanding balance of the term loan portion of our senior secured credit facility as a result of a voluntary principal payment during 2007 of $40.0 million, funded primarily by proceeds from the secondary stock offering completed in June 2007. Average interest rates on our variable rate senior secured credit facility were 5.4% during 2008 as compared to 7.58% during 2007 and interest income increased $0.6 million in 2008 compared to 2007 as a result of higher cash balances. Further information regarding the Company's debt is located in Note C to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Other Expense and Income

For the years ended December 31, 2008 and 2007, amortization of deferred financing costs was $1.9 million and $1.6 million, respectively. This increase in amortization expense was attributable to the $0.2 million write off of deferred loan costs in conjunction with the purchase of $6.8 million of our senior subordinated notes during 2008. For the years ended December 31, 2008 and 2007, foreign currency losses were $3.9 million and $0.1 million, respectively. Most of the currency loss occurred during the fourth quarter of 2008 due to significant currency volatility that largely impacted our euro denominated transactions, cash balances and marked-to-market forward currency contracts.

Income Tax Expense

Income tax expense for 2008 was $30.5 million and the effective tax rate was 27.8% compared to income tax expense for 2007 of $17.3 million and an effective tax rate of 28.2%. The decrease in the effective tax rate in 2008 was primarily attributable to the reversal of the contingent liabilities related to an insolvent former subsidiary partially offset by an increase in the mix of U.S. earnings which are taxed at a higher rate than foreign earnings.

Net Income

As a result of the foregoing, net income for the year ended December 31, 2008 was $78.9 million compared to net income of $44.2 million for the year ended December 31, 2007 representing an increase of 78.5%.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

Sales

Sales for 2007 were $666.4 compared to $537.5 million for 2006, reflecting an increase of $128.9 million, or 24.0%. E&C segment sales were $253.7 million for 2007 compared to $190.7 for 2006, representing an increase of $63.0 million, or 33.0%. This increase in sales for 2007 was primarily due to higher volume, particularly large heat exchanger and process systems projects, which were driven by continued growth in the LNG and natural gas segments of the hydrocarbon processing market and an additional $21.3 million of air cooled heat exchanger sales as a result of the acquisition of Cooler Service Corporation ("CSC") in the second quarter of 2006. D&S segment sales were $322.5 million for the year ended December 31, 2007 compared to $268.3 million for 2006, reflecting an increase of $54.2 million, or 20.2%. Bulk storage and packaged gas system sales increased $28.4 million and $25.8 million, respectively, for 2007 mostly as a result of higher volume, and were favorably affected by continued growth in the global industrial gas market, product price increases to absorb escalating raw material costs, and to a lesser extent favorable foreign currency translation of $8.7 million due to the weaker U.S. dollar compared to the euro and Czech koruna. BioMedical segment sales for the year ended December 31, 2007 were $90.2 million, representing an increase of $11.7 million, or 14.9%, compared to sales of $78.5 million in 2006. Biological storage systems sales increased $9.3 million primarily due to higher volume in both the U.S. and international markets. MRI and other product sales increased $1.1 million due to higher volume. Medical respiratory product sales increased $1.3 million primarily as a result of higher volume in international markets, offset partially by decreased demand in the U.S. market due to changes in U.S. government reimbursement for liquid oxygen therapy systems.

Gross Profit and Margin

Gross profit for the year ended December 31, 2007 was $189.5 million, or 28.4% of sales compared to $155.0 million, or 28.8% of sales for the year ended December 31, 2006, reflecting an increase of $34.5 million. E&C segment gross profit increased $18.4 million and the related margin increased 2.1 percentage points, respectively, in 2007 compared with 2006. The increase in gross profit was mostly attributable to higher sales volume for brazed aluminum heat exchanger and process systems projects and air cooled heat exchangers, while the related margin increased primarily due to a favorable change in project mix for process systems. D&S segment gross profit increased $13.4 million in 2007 compared to 2006 due to higher sales volume for bulk storage systems and to a lesser extent favorable currency translation due the weaker U.S. dollar compared to the euro and Czech koruna. D&S segment gross profit margin declined 1.3 percentage points for 2007 compared to 2006 due to higher raw material costs and surcharges, and a change in product mix for bulk storage systems. BioMedical segment gross profit increased $2.8 million in 2007 compared to 2006 primarily due to higher sales volume across all product lines. BioMedical segment gross profit margin declined in 2007 by 1.5 percentage points compared to 2006 primarily due to higher raw material costs.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses for 2007 were $92.6 million, or 13.9% of sales compared to $72.2 million, or 13.4% of sales for 2006. E&C segment SG&A expenses were $19.8 million, or 7.8% of sales for 2007 versus $14.0 million, or 7.3% of sales for 2006. The increase of $5.8 million reflects additional employee-related and infrastructure expenses incurred by the E&C segment to support the growth in business. Also, during 2006 the E&C segment received $2.2 million of insurance proceeds, net of costs, related to the settlement of an insurance claim for losses and costs incurred primarily in 2005 at its New Iberia, Louisiana facility as a result of Hurricane Rita. D&S segment SG&A expenses in 2007 were $29.0 million, or 9.0% of sales compared to $25.5 million, or 9.5% of sales in 2006. This increase was primarily due to higher employee-related and infrastructure expenses to support business growth in international operations during 2007. BioMedical segment SG&A expenses were $11.2 million, or 12.4% of sales for 2007, representing an increase of $1.0 million compared to SG&A expenses for 2006 of $10.2 million, or 13.0% of sales. Corporate SG&A expenses for 2007 were $32.6 million compared to $22.5 million for 2006. The increase was primarily driven by an increase of $7.1 million of stock-based compensation expense related mostly to the vesting of the performance-based options in conjunction with the secondary stock offering completed in June 2007. Also contributing to the increase was higher employee-related and infrastructure costs to support business growth, and the incurrence of secondary stock offering expenses and increased Sarbanes-Oxley implementation related expenses totaling $1.6 million.

Amortization Expense

Amortization expense for 2007 was $10.9 million, or 1.6% of sales, compared to $15.4 million, or 2.9% of sales, for 2006. Amortization expense decreased due to certain intangible assets being fully amortized prior to December 31, 2007. For 2007, amortization expense for the E&C, D&S and BioMedical segments was $4.1 million, $5.1 million and $1.7 million, respectively, compared to $6.7 million, $6.9 million and $1.8 million, respectively, for 2006.

Employee Separation and Plant Closure Costs

For 2007, employee separation and plant closure costs were $0.3 million compared to $0.4 million in 2006. These costs were related to an idled D&S segment facility in Plaistow, New Hampshire that was sold in the fourth quarter of 2007.

Loss on Disposal of Assets, Net

For the year ended December 31, 2007, the Company recognized a $0.5 million loss primarily related to a leased facility that was vacated by the Company's E&C segment during 2007.

Operating Income (Loss)

As a result of the foregoing, operating income for 2007 was $85.2 million, or 12.8% of sales, representing an increase of $18.3 million compared to operating income of $66.9 million, or 12.4% of sales for 2006. For 2007, operating income (loss) for the E&C, D&S and BioMedical segments and Corporate were $33.8 million, or 13.3% of sales, $66.2 million, or 20.5% of sales, $17.8 million, or 19.7% of sales, and ($32.6) million, respectively. For 2006, operating income (loss) for the E&C, D&S and BioMedical segments and Corporate were $19.0 million, or 10.0% of sales, $54.5 million, or 20.2% of sales, $16.0 million, or 20.3% of sales, and $(22.6) million, respectively.

Interest Expense, Net

For the year ended December 31, 2007, net interest expense was $22.2 million compared to $25.5 million for the year ended December 31, 2006. The decrease of $3.3 million is primarily attributable to the reduction in the outstanding balance of the term loan portion of our senior secured credit facility as a result of voluntary principal payments during 2007 and 2006 totaling $90.0 million. The principal payments were funded by proceeds from the secondary stock offering completed in June 2007 and proceeds from warrant and option exercises and the Company's Initial Public Offering ("IPO") in July 2006. Interest income increased $0.4 million in 2007 compared to 2006 as a result of higher cash balances. The decrease in interest expense during 2007 was partially offset by higher interest rates on our senior secured credit facility and additional interest incurred on our senior subordinated notes, since the exchange offer related to our senior subordinated notes was not completed until April 2007, at which time this penalty interest ceased accruing. Further information regarding the Company's debt is located in Note C to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Other Expense and Income

For the years ended December 31, 2007 and 2006, amortization of deferred financing costs was $1.6 million and $1.5 million, respectively. This increase in amortization expense was attributable to additional deferred loan costs incurred for the amendment on the senior secured credit facility in connection with the IPO.

Income Tax Expense

Income tax expense for 2007 was $17.3 million and the effective tax rate was 28.2% compared to income tax expense for 2006 of $13.0 million and an effective tax rate of 32.3%. The decrease in the effective tax rate in 2007 was primarily attributable to an increase in foreign investment tax credits, an increase in the amount of foreign income subject to tax holidays, a decrease in enacted tax rates in certain foreign countries, and lower effective domestic state tax rates.

Net Income

As a result of the foregoing, net income for the year ended December 31, 2007 was $44.2 million compared to net income of $26.9 million for the year ended December 31, 2006 representing an increase of 64.3%.

Orders and Backlog

We consider orders to be those for which we have received a firm signed purchase order or other written contractual commitment from the customer. Backlog is comprised of the portion of firm signed purchase orders or other written contractual commitments received from customers that we have not recognized as revenue upon shipment or under the percentage of completion method. Backlog can be significantly affected by the timing of orders for large projects, particularly in the E&C segment, and is not necessarily indicative of future backlog levels or the rate at which backlog will be recognized as sales. Orders included in our backlog may include customary cancellation provisions under which the customer could cancel part or all of the order at times potentially subject to the payment of certain costs and/or penalties. Our backlog as of December 31, 2008, 2007 and 2006 was $398.8 million, $475.3 million and $319.2 million, respectively.

The table below sets forth orders and backlog by segment for the periods indicated:

	Year Ended December 31,		
	2006	2007	2008
Orders			
Energy & Chemicals	$230,460	$408,020	$220,833
Distribution & Storage	296,136	324,698	367,556
BioMedical	79,171	94,045	94,214
Total	$605,767	$826,763	$682,603
Backlog			
Energy & Chemicals	$207,668	$358,784	$265,900
Distribution & Storage	105,070	107,011	125,929
BioMedical	6,415	9,483	7,013
Total	$319,153	$475,278	$398,842

Orders for 2008 were $682.6 million compared to $826.8 million for 2007, representing a decrease of $144.2 million, or 17.4%. E&C segment orders were $220.8 million in 2008 a decrease of $187.2 million compared to 2007. E&C orders fluctuate due to project size and it is not unusual to see order intake vary significantly between periods as a result. For example, during 2007 E&C was awarded a significant order in excess of $130 million from Energy World Corporation for four LNG liquefaction trains. In addition, the E&C segment experienced a decline in order levels during the fourth quarter as a result of the current global economic downturn and some order cancellations have occurred and potential new project timing has been delayed due to lack of project financing. D&S segment orders for 2008 were $367.5 million compared to $324.7 million for 2007, an increase of $42.8 million, or 13.2%. Bulk storage system and packaged gas system orders for the year were $225.1 million and $136.2 million, respectively, representing increases in both product lines. The acquisition of Flow in April 2008 also contributed to the increase in orders. Although orders on a year over year basis did increase, D&S also experienced weak order intake during the fourth quarter of 2008 as a result of the current global economic downturn. Orders for the BioMedical segment for 2008 were $94.2 million compared to orders of $94.1 million for the year ended December 31, 2007. Orders for medical respiratory products, biological storage systems, and MRI components and other liquid oxygen products were $37.1 million, $48.1 million and $9.0 million, respectively. The medical respiratory products and biological systems orders were driven by continued penetration and growth in international markets.

Orders for 2007 were $826.8 million compared to $605.8 million for 2006, representing an increase of $221.0 million, or 36.5%. E&C segment orders were $408.0 million in 2007 and increased $177.5 million or approximately 77% compared to 2006. This growth in orders was driven by continued demand across E&C's target markets, including LNG, petrochemical, natural gas processing and industrial gas and $38.2 million of additional air cooled exchangers. The E&C segment received a process system order totaling in excess of $130.0 million for four LNG liquefaction trains from Energy World Corporation to be installed in Southeast Asia. In addition, the E&C segment received an order in the fourth quarter of 2007 in excess of $25 million for an ethylene cold box in the Middle East and orders in excess of $20 million for brazed aluminum heat exchangers for air separation plants in China and Southeast Asia. D&S segment order for 2007 were $324.7 million compared to $296.1 million for 2006. D&S orders were consistently strong during 2007 due to continued demand in the global industrial gas market. Bulk storage system and packaged gas system orders for the year were $199.3 million and $125.4 million, respectively. Orders for medical respiratory products, biological storage systems and MRI components and other liquid oxygen products were $37.6 million, $43.2 million and $13.2 million, respectively. The medical respiratory products and biological system orders were driven by continued penetration and growth in international markets.

Liquidity and Capital Resources

The Company has a $240.0 million senior secured credit facility consisting of a $180.0 million term loan facility and a $115.0 million revolving credit facility, of which the entire $115.0 million may be used for letters of credit and bank guarantees and $55.0 million may be used for letters of credit extending more than one year from their date of issuance. The term loan facility matures on October 17, 2012 and the revolving credit facility matures on October 17, 2010.

On July 31, 2006, we completed our IPO of 12,500,000 shares of our common stock for cash proceeds, before expenses, of $175.3 million. We used $25.0 million of the net proceeds to repay a portion of the term loan under our senior secured credit facility. The remaining $150.3 million of net proceeds was used to pay a dividend to our stockholders existing immediately prior to the IPO, consisting of affiliates of First Reserve and certain members of management. On August 25, 2006, a stock dividend of 1,875,000 shares was issued to the stockholders existing immediately prior to the completion of the IPO.

On June 12, 2007, the Company completed a secondary stock offering of 12.6 million shares. The secondary shares were sold by FR X Chart Holdings LLC and certain members of the Company's management. Our underwriters exercised their option to acquire 1.9 million shares to cover over-allotments in full as part of the offering. The net proceeds of $38.0 million received by the Company from the exercise of the over-allotment option were used to make a $40.0 million voluntary principal payment under the term loan portion of the senior secured credit facility.

Debt Instruments and Related Covenants

As of December 31, 2008, the Company had $80.0 million outstanding under the term loan portion of its senior secured credit facility (the "Senior Credit Facility"), $163.2 million outstanding under its senior subordinated notes (the "Subordinated Notes") and $30.3 million of letters of credit and bank guarantees supported by the revolving portion of the Senior Credit Facility. The Company is in compliance with all covenants, including its financial covenants, under the Senior Credit Facility and Subordinated Notes. Availability on the revolving portion of the Senior Credit Facility was $84.7 million at December 31, 2008 assuming Lehman honors their $5.0 million commitment as described below.

During the twelve months ended December 31, 2008, the Company retired $6.8 million of its Subordinated Notes in open market purchases.

On October 5, 2008, Lehman Commercial Paper Inc ("LCPI"), a subsidiary of Lehman Brothers Holdings Inc. and a lender under the revolving portion of the Senior Credit Facility ("Revolver"), filed for bankruptcy protection in Chapter 11 of the United States Bankruptcy Code. LCPI provides $5.0 million in commitments, or approximately 4.3% of total commitments, on the Revolver. It remains uncertain at this time whether LCPI will honor its obligations under the Senior Credit Facility. Accordingly, until such time as the Company can determine the likelihood of LCPI funding its share of the Revolver, the total borrowing capacity under the Revolver may be limited to $110.0 million. The potential loss of the $5.0 million in effective capacity would not have a material adverse effect on meeting the liquidity and capital resource needs of the Company.

The registration rights agreement related to the Subordinated Notes required the Company to file an Exchange Offer Registration Statement and complete the exchange offer for the Subordinated Notes by August 14, 2006. Since the exchange offer was not completed when required, additional interest at a rate of 0.25% was incurred for the 90-day period commencing August 14, 2006, additional interest at a rate of 0.50% was incurred for the 90-day period commencing November 12, 2006 and additional interest at a rate of 0.75% was incurred for the 90-day period commencing February 10, 2007. The exchange offer was completed on April 6, 2007 and the additional interest ceased accruing as of that date.

Chart Ferox, a.s., or Ferox, our wholly-owned subsidiary that operates in the Czech Republic, maintains secured revolving credit facilities with borrowing capacity including overdraft protection, of up to 150.0 million Czech korunas ("CSK"), of which 110.0 million CSK is available only for letters of credit and bank guarantees. Under the revolving credit facilities, Ferox may make borrowings in CSK, euros and U.S. dollars.

Our debt and related covenants are further described in Note C to our consolidated financial statements included elsewhere in this report.

Sources and Uses of Cash

Years Ended December 31, 2008 and 2007

Cash provided by operating activities for the year ended December 31, 2008 was $97.8 million compared to cash provided of $82.5 million for the year ended December 31, 2007. The increase of $15.3 million was driven by increased net income of $34.7 million partially offset by increases in inventory and decreases in accounts payable.

Cash used by investing activities for the years ended December 31, 2008 and 2007 was $65.7 million and $18.5 million, respectively. $32.3 million during 2008 was invested in short term investments with original maturities of less than six months. Capital expenditures for 2008 were $14.0 million compared with $19.0 million for 2007. The 2008 capital expenditures were primarily for the D&S segment facility expansions and improvements mainly in China and the Czech Republic to support business growth and normal equipment purchases and replacements to increase automation and improve efficiency across all facilities. Capital expenditures in 2007 were primarily for the E&C segment brazed aluminum heat exchanger facility in La Crosse, Wisconsin and the expansion of the D&S manufacturing facility in China. In 2008, $18.8 million of cash, net of cash acquired was used to purchase Flow and $0.6 million was contributed to a joint venture in Saudi Arabia for the manufacture of air cooled heat exchangers. In 2007, $1.6 million was used to purchase the remaining interest of Chart Ferox a.s. and $2.1 million of cash proceeds were received from the sale of the Plaistow, New Hampshire facility that was closed in 2004.

For the year ended December 31, 2008, cash used by financing activities was $4.1 million compared to cash provided of $7.4 million for the year ended December 31, 2007. During 2008, $6.8 million in cash was used to purchase a portion of our outstanding Subordinated Notes in September on the open market offset by cash received from the exercise of stock options. During 2007, $38.3 million of proceeds were received from the exercise of the underwriters' over-allotment option in conjunction with the Company's secondary stock offering completed in June, 2007 and $4.8 million in proceeds were received from the exercise of stock options. In May 2007, the Company received $1.3 million in contributions from its joint venture partners to fund a new joint venture based in China for manufacture of cryogenic trailers. Also in 2007, $40.0 million of cash was used for a voluntary principal prepayment under the term loan portion of our Senior Credit Facility.

Years Ended December 31, 2007 and 2006

Cash provided by operating activities for the year ended December 31, 2007 was $82.5 million compared to cash provided of $36.4 million for the year ended December 31, 2006. The increase of $46.1 million was driven by increased net income of $17.3 million, non-cash operating activity increases of $4.4 million, particularly stock-based compensation expense, and cash generated from improved working capital management of $24.4 million.

Cash used by investing activities for the years ended December 31, 2007 and 2006 was $18.5 million and $38.7 million, respectively. Capital expenditures for 2007 were $19.0 million compared with $22.3 million for 2006. The 2007 capital expenditures were primarily for continued expansion of the E&C segment brazed aluminum heat exchanger facility in La Crosse, Wisconsin and the D&S segment facility in China to support business growth and normal equipment purchases and replacements to increase automation and improve efficiency across all facilities. The 2006 capital expenditures primarily consisted of E&C segment brazed aluminum heat exchanger and process system facility expansions and D&S segment bulk tank facility expansions. In 2007, $1.6 million of cash was used to purchase the remaining interest of Chart Ferox a.s. and $2.1 million of cash proceeds were received from the sale of the Plaistow, New Hampshire facility that was closed in 2004. In 2006, $15.9 million of cash was used to acquire CSC.

For the year ended December 31, 2007, cash provided by financing activities was $7.4 million compared to cash provided of $9.2 million for the year ended December 31, 2006. During 2007, $38.3 million of proceeds were received from the exercise of the underwriters' over-allotment option in conjunction with the Company's secondary stock offering completed in June, 2007 and $4.8 million in proceeds were received from the exercise of stock options. In May 2007, the Company received $1.3 million in contributions from its joint venture partners to fund a new joint venture based in China for manufacture of cryogenic trailers. Also in 2007, $40.0 million of cash was used for a voluntary principal prepayment under the term loan portion of our senior secured credit facility. In 2006, $211.7 million in proceeds was received from the IPO and warrant and option exercises. A cash dividend of $150.3 million was paid in 2006 to stockholders existing immediately prior to the completion of the IPO. Also in 2006, $55.0 million was used for voluntary principal prepayments under the term loan portion of our senior secured credit facility and $1.5 million was used to repay seller notes related to the Changzhou CEM Cryo Equipment Co. Ltd. ("CEM") acquisition.

Cash Requirements

The Company does not anticipate any unusual cash requirements for working capital needs for the year ending December 31, 2009. We expect capital expenditures for 2009 to be in the range of $16.0 to $19.0 million primarily for continued automation or process improvements at existing manufacturing facilities and support of anticipated business growth in specific product lines.

In 2009, the Company is forecasting to use approximately $17.1 million for scheduled interest payments under the Senior Credit Facility and Subordinated Notes. We are not required to make any scheduled principal payments in 2009 under the term loan portion of our Senior Credit Facility or Subordinated Notes, but we may consider making voluntary principal payments on our Senior Credit Facility, repurchasing our Subordinated Notes on the open market, or repurchase our stock with excess cash flow that is generated. In addition, we are forecasting to use approximately $31.0 to $33.0 million of cash to pay U.S. and foreign income taxes and approximately $0.9 million of cash to fund our defined benefit pension plans under ERISA funding requirements.

Contractual Obligations

Our known contractual obligations as of December 31, 2008 and cash requirements resulting from those obligations are as follows:

	Payments Due by Period				
	Total	2009	2010-2011	2012-2013	2014 and Thereafter
	(Dollars in thousands)				
Long-term debt	$243,175	$ —	$ —	$ 80,000	$163,175
Interest on long-term debt(1)	116,169	17,120	36,268	33,002	29,779
Operating leases	18,546	5,082	6,386	3,837	3,241
Pension obligations(2)	10,522	922	4,800	4,800	—
Total contractual cash obligations	$388,412	$23,124	$47,454	$121,639	$196,195

(1) The interest payments in the above table were estimated based upon our existing debt structure at December 31, 2008, which included the Senior Credit Facility and Subordinated Notes, less scheduled debt payments each year, and the interest rates in effect at December 31, 2008.

(2) The planned funding of the pension obligations was based upon actuarial and management estimates taking into consideration the current status of the plans.

Not included in the above table are unrecognized tax benefits of $1,903 at December 31, 2008.

Our commercial commitments as of December 31, 2008, which include standby letters of credit and bank guarantees, represent potential cash requirements resulting from contingent events that require performance by us or our subsidiaries pursuant to funding commitments, and are as follows:

	Total	2009	2010-2011
	(Dollars in thousands)		
Standby letters of credit	$15,269	$ 5,302	$ 9,967
Bank guarantees	19,774	13,159	6,615
Total commercial commitments	$35,043	$18,461	$16,582

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in the Securities Act.

Contingencies

We are involved with environmental compliance, investigation, monitoring and remediation activities at certain of our operating facilities, and accrue for these activities when commitments or remediation plans have been developed and when costs are probable and can be reasonably estimated. Historical annual cash expenditures for these activities have been charged against the related environmental reserves. Future expenditures relating to these environmental remediation efforts are expected to be made over the next 8 to 14 years as ongoing costs of remediation programs. Management believes that any additional liability in excess of amounts accrued, which may result from the resolution of such matters should not have a material adverse effect on our financial position, liquidity, cash flows or results of operations.

We are occasionally subject to various other legal claims related to performance under contracts, product liability, taxes and other matters, several of which claims assert substantial damages, in the ordinary course of our business. Based on our historical experience in litigating these claims, as well as our current assessment of the underlying merits of the claims and applicable insurance, if any, we believe the resolution of these other legal claims will not have a material adverse effect on our financial position, liquidity, cash flows or results of operations. Future developments may, however, result in resolution of these legal claims in a way that could have a material adverse effect. See Item 1A. "Risk Factors."

Foreign Operations

During 2008, we had operations in Australia, China, the Czech Republic, Germany and the United Kingdom, which accounted for approximately 22.0% of consolidated sales and 24.1% of total assets at December 31, 2008. Functional currencies used by these operations include the Australian dollar, the Chinese yuan, the Czech koruna, the euro and the British pound. We are exposed to foreign currency exchange risk as a result of transactions by these subsidiaries in currencies other than their functional currencies, and from transactions by our domestic operations in currencies other than the U.S. dollar. The majority of these functional currencies and the other currencies in which we record transactions are fairly stable. The use of these currencies, combined with the use of foreign currency forward purchase and sale contracts, has enabled us to be sheltered from significant gains or losses resulting from foreign currency transactions. This situation could change if these currencies experience significant fluctuations or the volume of forward contracts changes.

Application of Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and are based on the selection and application of significant accounting policies, which require management to make estimates and assumptions. Management believes the following are some of the more critical judgmental areas in the application of its accounting policies that affect its financial position and results of operations.

Allowance for Doubtful Accounts. We evaluate the collectibility of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial downgrading of credit scores), a specific reserve is recorded to reduce the receivable to the amount we believe will be collected. We also record allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a customer's ability to meet its financial obligations), our estimates of the collectibility of amounts due could be changed by a material amount.

Inventory Valuation Reserves. We determine inventory valuation reserves based on a combination of factors. In circumstances where we are aware of a specific problem in the valuation of a certain item, a specific reserve is recorded to reduce the item to its net realizable value. We also recognize reserves based on the actual usage in recent history and projected usage in the near-term. If circumstances change (e.g., lower than expected or higher than expected usage), estimates of the net realizable value could be changed by a material amount.

Long-Lived Assets. We monitor our long-lived assets for impairment indicators on an ongoing basis in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." If impairment indicators exist, we perform the required analysis and record impairment charges in accordance with SFAS No. 144. In conducting our analysis, we compare the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived assets. Fair value is estimated based upon either discounted cash flow analyses or estimated salvage values. Cash flows are estimated using internal forecasts as well as assumptions related to discount rates. Changes in economic or operating conditions impacting these estimates and assumptions could result in the impairment of long-lived assets.

Goodwill and Other Indefinite-Lived Intangible Assets. Under SFAS No. 142, "Goodwill and Other Intangible Assets", we evaluate goodwill and indefinite-lived intangible assets for impairment on an annual basis, and on an interim basis, if necessary. To test for impairment, we are required to estimate the fair market value of each of our reporting units. We developed a model to estimate the fair market value of our reporting units. This fair market value model incorporates our estimates of future cash flows, estimates of allocations of certain assets and cash flows among reporting units, estimates of future growth rates and management's judgment regarding the applicable discount rates to use to discount those estimated cash flows. Changes to these judgments and estimates could result in a significantly different estimate of the fair market value of the reporting units, which could result in a different assessment of the recoverability of goodwill and other indefinite-lived intangible assets.

Pensions. We account for our defined benefit pension plans in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pensions and Other Postretirement Benefit Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)," which requires that the Company recognize the funded status of its benefit plans in the balance sheet. The funded status is measured as the difference between the fair value of the plan assets and the projected benefit obligation. The Company recognizes the change in the funded status of the plan in the year in which the change occurs through accumulated other comprehensive income. Our funding policy is to contribute at least the minimum funding amounts required by law. SFAS No. 158 and the policies used by us, notably the use of a calculated value of plan assets (which is further described below), generally reduce the volatility of pension (income) expense from changes in pension liability discount rates and the performance of the pension plans' assets.

A significant element in determining our pension expense in accordance with SFAS No. 158 is the expected return on plan assets. We have assumed that the expected long-term rate of return on plan assets as of December 31, 2008 will be 7.25%. These expected return assumptions were developed using a simple averaging formula based upon the plans' investment guidelines, mix of asset classes and the historical returns of equities and bonds. We believe our assumptions for expected future returns are reasonable. However, we cannot guarantee that we will achieve these returns in the future. The assumed long-term rate of return on assets is applied to the market value of plan assets. This produces the expected return on plan assets that reduces pension expense. The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains or losses affects the calculated value of plan assets and, ultimately, future pension income or expense.

At the end of each year, we determine the rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, we look to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized rating agency and the expected timing of benefit payments under the plan. At December 31, 2008, we determined this rate to be 6.0%. Changes in discount rates over the past three years have not materially affected pension (income) expense, and the net effect of changes in the discount rate, as well as the net effect of other changes in actuarial assumptions and experience, has been deferred as allowed by SFAS No. 158.

At December 31, 2008, our consolidated net pension liability recognized was $15.2 million, an increase of $11.0 million from December 31, 2007. This increase in liability was due to losses in the value of the plan assets due to performance of the overall market and benefit payments of $1.2 million partially offset by employer contributions to the plan of $0.2 million. For the years ended December 31, 2008, 2007 and 2006, we recognized approximately $0.5 million, $0.7 million and $0.4 million, respectively, of pension income. See Note G to our financial statements included elsewhere in this report for further discussion.

Environmental Remediation Obligations. Our obligations for known environmental problems at our current and former manufacturing facilities have been recognized on an undiscounted basis on estimates of the cost of investigation and remediation at each site. Management along with our consultants reviews our environmental remediation sites quarterly to determine if additional cost adjustments or disclosures are required. The characteristics of environmental remediation obligations, where information concerning the nature and extent of clean-up activities is not immediately available and changes in regulatory requirements frequently occur, result in a significant risk of increase to the obligations as they mature. Expected future expenditures are not discounted to present value and potential insurance recoveries are not recognized until realized.

Product Warranty Costs. We estimate product warranty costs and accrue for these costs as products are sold. The warranty reserve includes both a general reserve component, calculated based upon historical experience over the warranty period for each product and a specific reserve component for any specifically identified warranty issues. Due to the uncertainty and potential volatility of these warranty estimates, changes in assumptions could materially affect net income.

Revenue Recognition — Long-Term Contracts. We recognize revenue and gross profit as work on long-term contracts progresses using the percentage of completion method of accounting, which relies on estimates of total expected contract revenues and costs. We follow this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized revenues and profit are subject to revisions as the contract progresses toward completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional profit recognition, and unfavorable changes will result in the reversal of previously recognized revenue and profits. When estimates indicate a loss is expected to be incurred under a contract, cost of sales is charged with a provision for such loss. As work progresses under a loss contract, revenue and cost of sales continue to be recognized in equal amounts, and the excess of costs over revenues is charged to the contract loss reserve. Change orders resulting in additional revenue and profit are recognized upon approval by the customer based on the percentage that incurred costs to date bear to total estimated costs at completion. We use the percentage of completion method of accounting primarily in the E&C segment.

Stock-based Employee Compensation. Stock compensation expense is calculated in accordance with SFAS No. 123 (R) "Share-Based Payment". SFAS No. 123(R) requires that the fair value of options and performance condition stock awards be calculated using an option-pricing model such as the Black-Scholes model. The grant date fair value calculation requires the use of variables such as exercise term of the option, future volatility, dividend yield and risk-free interest rate. The fair value of stock awards which vest based on a market condition is calculated using a pricing model such as the Monte Carlo Simulation model. Compensation expense is recognized over the vesting period of the option or term of the stock award after consideration of the estimated forfeiture rates.

Recently Adopted Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48. "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The Company adopted FIN 48 on January 1, 2007 with no material impact on its financial position, results of operations, liquidity or cash flows. See Note F to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157) which is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value and expands the disclosure requirements for fair value measurements. The adoption of SFAS No. 157 did not have a material effect on the Company's financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to voluntarily choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 at January 1, 2008 did not have any impact on the Company's financial position or results of operations.

Recently Issued Accounting Standards

In December 2007, SFAS No. 141 (R), "Business Combinations" was issued. SFAS No. 141 (R) requires the acquiring entity in a business combination to recognize the full fair value of the assets acquired and liabilities assumed in the transaction at the acquisition date, the immediate recognition of acquisition-related transaction costs and the recognition of contingent consideration arrangements at their acquisition date fair value. SFAS No. 141 (R) is effective for acquisitions that occur on or after the beginning of the fiscal year beginning on or after December 15, 2008. SFAS No. 141 (R) will impact the Company's financial position and results of operations for any business combinations entered into after the date of adoption.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51". SFAS No. 160 requires entities to report noncontrolling (formerly known as minority) interests as a component of shareholders' equity on the balance sheet. SFAS No. 160 will be effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of adoption on its financial position and results of operations.

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" (FSP 142-3). FSP 142-3 amends the factors to be considered in developing renewal and extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." FSP 142-3 is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The Company does not expect the adoption of FSP 142-3 will have a material impact on its financial position or results of operations.

In November 2008, the FASB ratified EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations" (EITF 08-6). EITF 08-6 addresses a number of matters associated with the impact of SFAS No. 141(R) and SFAS No. 160 on the accounting for equity method investments including initial recognition and measurement and subsequent measurement issues. EITF is effective, on a prospective basis, for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company does not believe that the adoption will have a material impact on its financial position or results of operations.

In December 2008, the FASB issued FSP No. 132(R)-1, "Employers' Disclosures about Pensions and Other Postretirement Benefit Plan Assets". FSP 132(R)-1 requires additional disclosures about plan assets, including employers' investment strategies, major categories of assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The FSP is effective for fiscal years ending after December 15, 2009. Early application of the provisions of this FSP is permitted.

Forward-Looking Statements

This Annual Report on Form 10-K includes "forward-looking statements." These forward-looking statements include statements relating to our business. In some cases, forward-looking statements may be identified by terminology such as "may," "should," "expects," "anticipates," "believes," "projects," "forecasts," "continue" or the negative of such terms or comparable terminology. Forward-looking statements contained herein (including future cash contractual obligations, liquidity, cash flow, results of operations, and trends, among other matters) or in other statements made by us are made based on management's expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by forward-looking statements. We believe that the following factors, among others (including those described in Item 1A. "Risk Factors"), could affect our future performance and the liquidity and value of our securities and cause our actual results to differ materially from those expressed or implied by forward-looking statements made by us or on our behalf:

- the cyclicality of the markets which we serve and the vulnerability of those markets to economic downturns;
- the impact of the recent global economic and financial crisis;

- the loss of, or a significant reduction or delay in purchases by our largest customers;
- the fluctuations in the price of oil and natural gas;
- degradation of our backlog as a result of modification or termination of orders;
- our reliance on the availability of key supplies and services;
- competition in our markets;
- general economic, political, business and market risks associated with our global operations;
- our ability to control our costs while maintaining customer relationships and core business resources;
- our ability to successfully manage our planned operational expansions;
- the loss of key employees;
- the pricing and availability of raw materials and our ability to manage our fixed-price contract exposure, including exposure to fixed pricing on long-term customer contracts;
- our ability to successfully acquire or integrate companies that provide complementary products or technologies;
- the impairment of our goodwill and other indefinite-lived intangible assets;
- fluctuations in foreign currency exchange and interest rates;
- the costs of compliance with environmental, health and safety laws and responding to potential liabilities under these laws;
- litigation and disputes involving us, including the extent of product liability, warranty, pension and severance claims asserted against us;
- labor costs and disputes and the deterioration of our relations with our employees;
- disruptions in our operations due to hurricanes or other severe weather;
- the underfunded status of our pension plan;
- our ability to continue our technical innovation in our product lines;
- our ability to protect our intellectual property and know-how;
- claims that our products or processes infringe intellectual property rights of others;
- regulations governing the export of our products;
- additional liabilities related to taxes;
- risks associated with our indebtedness, leverage, debt service and liquidity;
- fluctuations in the price of our stock; and
- other factors described in this Annual Report.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this Annual Report and are expressly qualified in their entirety by the cautionary statements included in this Annual Report. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of business, our operations are exposed to continuing fluctuations in foreign currency values and interest rates that can affect the cost of operating and financing. Accordingly, we address a portion of these risks through a program of risk management.

Our primary interest rate risk exposure results from the current Senior Credit Facility's various floating rate pricing mechanisms. If interest rates were to increase 200 basis points (2%) from December 31, 2008 rates, and assuming no changes in debt from the December 31, 2008 levels, our additional annual expense would be approximately $1.6 million on a pre-tax basis.

The Company has assets, liabilities and cash flows in foreign currencies creating exposure to foreign currency exchange fluctuations in the normal course of business. Chart's primary exchange rate exposure is with the euro, the British pound, the Czech koruna and the Chinese yuan. Monthly measurement, evaluation and forward exchange rate contracts are employed as methods to reduce this risk. The Company enters into foreign exchange forward contracts to hedge anticipated and firmly committed foreign currency transactions. Chart does not use derivative financial instruments for speculative or trading purposes. The terms of the contracts are generally one year or less. The Company held positions in foreign exchange forward contracts at December 31, 2008.

Covenant Compliance

We believe that our Senior Credit Facility and the indenture governing our outstanding Subordinated Notes are material agreements, that the covenants are material terms of these agreements and that information about the covenants is material to an investor's understanding of our financial condition and liquidity. The breach of covenants in the Senior Credit Facility that are tied to ratios based on Adjusted EBITDA, as defined below, could result in a default under the Senior Credit Facility and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indenture. Additionally, under the Senior Secured Facility and indenture, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

Covenant levels and pro forma ratios for the four quarters ended December 31, 2008 are as follows:

	Covenant Level	Four Quarters Ended December 31, 2008 Ratio
Senior Secured Credit Facility(1)		
Minimum Adjusted EBITDA* to cash interest ratio	2.25x	8.25x
Maximum funded indebtedness to Adjusted EBITDA* ratio	5.00x	0.60x
Indenture(2)		
Minimum pro forma Adjusted EBITDA* to pro forma fixed charge coverage ratio required to incur additional debt pursuant to ratio provisions(3)	2.0x	8.4x

(1) Failure to satisfy these ratio requirements would constitute a default under the Senior Credit Facility. If lenders under the Senior Credit Facility failed to waive any such default, repayment obligations under the Senior Credit Facility could be accelerated, which would also constitute a default under the indenture.

(2) Our ability to incur additional debt and make certain restricted payments under our indenture, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charge ratio of at least 2.0 to 1.0.

(3) The ratio is calculated giving pro forma effect to our acquisition of Flow and our purchase of a portion of our outstanding Subordinated Notes during 2008.

* Adjusted EBITDA as used herein is defined as net income before interest expense, provision for income taxes, depreciation and amortization and further adjusted to exclude non-recurring items, non-cash items and other adjustments permitted in calculating covenants contained in the related Senior Credit Facility and indenture governing the Subordinated Notes.

Item 8. ***Financial Statements and Supplementary Data.***

Our Financial Statements and the accompanying Notes that are filed as part of this Annual Report are listed under Item 15. "Exhibits and Financial Statement Schedules" and are set forth beginning on page F-1 immediately following the signature page of this Form 10-K.

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures.

As of December 31, 2008, an evaluation was performed, under the supervision and with the participation of the Company's management including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, such officers concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and (2) is accumulated and communicated to the Company's management including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting.

Management's Report on Internal Control Over Financial Reporting and the report of Ernst & Young LLP, the Company's independent registered public accounting firm, are set forth on pages F-2 and F-4, respectively of this Annual Report on Form 10-K and incorporated herein by reference.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is set forth in Item 8. "Financial Statements and Supplementary Data," on page F-4 under the caption "Report of Independent Registered Public Accounting Firm" and incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant.*

Information required by this item as to the Directors of the Company appearing under the caption "Election of Directors" in the Company's 2009 Proxy Statement is incorporated herein by reference. Information required by this item as to the Executive Officers of the Company is included as Item 4A of this Annual Report on Form 10-K as permitted by Instruction 3 to Item 401(b) of Regulation S-K. Information required by Item 405 is set forth in the 2009 Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" which information is incorporated herein by reference. Information required by Items 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is set forth in the 2009 Proxy Statement under the headings "Information Regarding Meetings and Committees of the Board of Directors", "Code of Ethical Business Conduct and Officer Code of Ethics" and "Stockholder Communications with the Board", which information is incorporated herein by reference.

The Charters of the Audit Committee, Compensation Committee and Nominations and Corporate Governance Committee and the Corporate Governance Guidelines, Officer Code of Ethics and Code of Ethical Business Conduct are available on the Company's website at www.chart-ind.com and in print to any stockholder who requests a copy. Requests for copies should be directed to Secretary, Chart Industries, Inc., One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio 44125. The Company intends to disclose any amendments to the Code of Ethical Business Conduct or Officer Code of Ethics, and any waiver of the Code of Ethical Business Conduct or Officer Code of Ethics granted to any Director or Executive Officer of the Company, on the Company's website.

Item 11. *Executive Compensation.*

The information required by Item 402 of Regulation S-K is set forth in the 2009 Proxy Statement under the heading "Executive and Director Compensation," which information is incorporated herein by reference. The information required by Items 407(e)(4) and 407(e)(5) of Regulation S-K is set forth in the 2009 Proxy Statement under the headings "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report," respectively, which information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item is set forth in the 2009 Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information," which information is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item is set forth in the 2009 Proxy Statement under the headings "Related Party Transactions" and "Director Independence," which information is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

The information required by this item is set forth in the 2009 Proxy Statement under the heading "Principal Accountant Fees and Services," which information is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a) The following documents are filed as part of this 2008 Annual Report on Form 10-K:

1. *Financial Statements.* The following consolidated financial statements of the Company and its subsidiaries and the reports of the Company's independent registered public accounting firm are incorporated by reference in Item 8:

Management's Report on Internal Control over Financial Reporting

Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2008 and 2007

Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

2. *Financial Statement Schedules.* The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

3. *Exhibits.* See the Index to Exhibits at page E-1 of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHART INDUSTRIES, INC.

By: /s/ SAMUEL F. THOMAS

Samuel F. Thomas
Chairman, Chief Executive Officer and President

Date: February 25, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature and Title	
/s/ SAMUEL F. THOMAS **Samuel F. Thomas**	Chairman, Chief Executive Officer, President and a Director
/s/ MICHAEL F. BIEHL **Michael F. Biehl**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ KENNETH J. WEBSTER **Kenneth J. Webster**	Chief Accounting Officer and Controller (Principal Accounting Officer)
/s/ W. DOUGLAS BROWN **W. Douglas Brown**	Director
/s/ RICHARD E. GOODRICH **Richard E. Goodrich**	Director
/s/ STEVEN W. KRABLIN **Steven W. Krablin**	Director
/s/ MICHAEL W. PRESS **Michael W. Press**	Director
/s/ JAMES M. TIDWELL **James M. Tidwell**	Director
/s/ THOMAS L. WILLIAMS **Thomas L. Williams**	Director

Date: February 25, 2009

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements:

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Chart Industries, Inc. and its subsidiaries (the "Company") are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2008 based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing below, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

/s/ SAMUEL F. THOMAS	/s/ MICHAEL F. BIEHL
Samuel F. Thomas	**Michael F. Biehl**
Chairman, Chief Executive Officer and President	**Executive Vice President and Chief Financial Officer**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Chart Industries, Inc.

We have audited the accompanying consolidated balance sheets of Chart Industries, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chart Industries, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As more fully described in Note G to the consolidated financial statements on December 31, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employees Accounting for Defined Benefit Pension and Other Post-Retirement Plans.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Chart Industries, Inc. and subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2009 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Cleveland, Ohio
February 23, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Chart Industries, Inc.

We have audited Chart Industries, Inc. and subsidiaries internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chart Industries, Inc. and subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Chart Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chart Industries, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated February 23, 2009 expressed an unqualified opinion thereon.

/S/ ERNST & YOUNG LLP

Cleveland, Ohio
February 23, 2009

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
	(Dollars in thousands, except per share amounts)	
ASSETS		
Current Assets		
Cash and cash equivalents	$122,165	$ 92,869
Short term investments	32,264	—
Accounts receivable, net	91,698	96,940
Inventories, net	95,390	87,073
Unbilled contract revenue	38,505	24,405
Prepaid expenses	7,292	4,299
Other current assets	17,711	23,461
Total Current Assets	405,025	329,047
Property, plant and equipment, net	102,372	99,579
Goodwill	261,509	248,453
Identifiable intangible assets, net	129,542	135,699
Other assets, net	10,979	12,976
TOTAL ASSETS	$909,427	$825,754
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 45,392	$ 65,027
Customer advances and billings in excess of contract revenue	96,433	60,080
Accrued salaries, wages and benefits	27,084	26,210
Warranty reserve	8,636	5,731
Other current liabilities	16,616	17,646
Total Current Liabilities	194,161	174,694
Long-term debt	243,175	250,000
Long-term deferred tax liability, net	41,344	53,103
Accrued pension liabilities	15,205	4,165
Other long-term liabilities	11,582	15,801
Shareholders' Equity		
Common stock, par value $.01 per share — 150,000,000 shares authorized, as of December 31, 2008 and 2007, respectively, 28,397,821 and 28, 212,426 shares issued and outstanding at December 31, 2008 and 2007, respectively	284	282
Additional paid-in capital	247,638	241,732
Retained earnings	149,469	70,545
Accumulated other comprehensive income	6,569	15,432
	403,960	327,991
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$909,427	$825,754

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2008	2007	2006
	(Dollars and shares in thousands, except per share amounts)		
Sales	$744,363	$666,395	$537,454
Cost of sales	504,975	476,854	382,535
Gross profit	239,388	189,541	154,919
Selling, general and administrative expenses	100,847	92,650	72,214
Amortization expense	10,963	10,951	15,438
Employee separation and plant closure costs	—	304	396
Reversal of contingent liabilities related to insolvent subsidiary	(6,514)	—	—
Loss on sale or disposal of assets.	739	455	—
	106,035	104,360	88,048
Operating income	133,353	85,181	66,871
Other expense (income):			
Interest expense, net	17,953	22,174	25,461
Amortization of deferred financing costs	1,857	1,646	1,536
Foreign currency loss (gain)	3,948	42	(533)
	23,758	23,862	26,464
Income before income taxes and minority interest	109,595	61,319	40,407
Income tax expense (benefit):			
Current	35,975	24,349	19,376
Deferred	(5,486)	(7,030)	(6,332)
	30,489	17,319	13,044
Income before minority interest	79,106	44,000	27,363
Minority interest, net of taxes	182	(156)	468
Net income	$ 78,924	$ 44,156	$ 26,895
Net income per common share — basic	$ 2.78	$ 1.64	$ 1.70
Net income per common share — diluted	$ 2.72	$ 1.61	$ 1.65
Weighted average number of common shares outstanding:			
Basic	28,354	26,872	15,835
Diluted	29,008	27,493	16,269

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock					
	Shares Outstanding	Amount	Additional Paid-in Capital	Retained (Loss) Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
			(Dollars and shares in thousands)			
Balance at December 31, 2005	7,952	$ 80	$ 117,304	$ (506)	$ (548)	$ 116,330
Equity contributions:						
Net income	—	—	—	26,895	—	26,895
Other comprehensive income:						
Foreign currency translation adjustment	—	—	—	—	6,638	6,638
Minimum pension liability adjustment, net of taxes of $885	—	—	—	—	1,432	1,432
Comprehensive income						34,965
Compensation expense recognized for employee stock options	—	—	1,748	—	—	1,748
Initial public offering, net proceeds	12,500	125	172,367	—	—	172,492
Cash dividends	—	—	(150,313)	—	—	(150,313)
Exercise of warrants	2,651	26	37,077	—	—	37,103
Exercise of options	610	6	2,128	—	—	2,134
Stock dividend	1,875	19	(19)	—	—	—
Tax benefit on non-qualifying stock options	—	—	5,275	—	—	5,275
Balance at December 31, 2006	25,588	$256	$ 185,567	$26,389	$ 7,522	$ 219,734
Net income	—	—	—	44,156	—	44,156
Other comprehensive income (loss)						
Foreign currency translation adjustment	—	—	—	—	9,294	9,294
Amortization of unrecognized gains	—	—	—	—	(9)	(9)
Increase in actuarial losses, net of tax benefit of ($833)	—	—	—	—	(1,375)	(1,375)
Comprehensive income	—	—	—	—	—	52,066
Compensation expense recognized for employee stock options	—	—	9,029	—	—	9,029
Underwriters' over-allotment option exercise, net proceeds	1,892	19	38,023	—	—	38,042
Exercise of options	732	7	4,790	—	—	4,797
Tax benefit of non-qualifying stock options	—	—	4,323	—	—	4,323
Balance at December 31, 2007	28,212	$282	$ 241,732	$70,545	$15,432	$ 327,991
Net income	—	—	—	78,924	—	78,924
Other comprehensive income (loss):						
Foreign currency translation adjustment	—	—	—	—	(1,383)	(1,383)

	Common Stock					
	Shares Outstanding	Amount	Additional Paid-in Capital	Retained (Loss) Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
			(Dollars and shares in thousands)			
Increase in pension liability, net of tax benefit of ($4,278) ...	—	—	—	—	(7,480)	(7,480)
Comprehensive income	—	—	—	—	—	70,061
Compensation expense recognized for employee stock options	—	—	3,134	—	—	3,134
Exercise of options	186	2	1,327	—	—	1,329
Tax benefit of non-qualifying stock options	—	—	1,435	—	—	1,435
Other	—	—	10	—	—	10
Balance at December 31, 2008	28,398	$284	$247,638	$149,469	$ 6,569	$403,960

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
OPERATING ACTIVITIES			
Net income	$ 78,924	$ 44,156	$ 26,895
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred financing costs	1,857	1,646	1,536
Employee stock and stock option related compensation expense	3,134	9,029	1,907
Loss on sale or disposal of assets	739	455	—
Depreciation and amortization	21,313	18,706	20,913
Reversal of contingent liability on insolvent subsidiary	(6,514)	—	—
Foreign currency transaction loss (gain)	3,948	42	(533)
Minority interest	243	(156)	734
Deferred income tax benefit	(5,486)	(7,030)	(6,332)
Other	(96)	—	—
Changes in assets and liabilities:			
Accounts receivable	2,505	(19,022)	(9,621)
Inventory	(8,296)	(11,122)	(15,366)
Unbilled contract revenues and other current assets	(14,045)	12,212	(19,974)
Accounts payable and other current liabilities	(12,987)	19,245	21,049
Deferred income taxes	(4,768)	473	(1,599)
Customer advances and billings in excess of contract revenue	37,341	13,873	16,789
Net Cash Provided By Operating Activities	97,812	82,507	36,398
INVESTING ACTIVITIES			
Capital expenditures	(13,968)	(19,028)	(22,253)
Short term investments	(32,264)	—	—
Proceeds from sale of assets	—	2,099	—
Acquisition of business, net of cash acquired	(18,828)	—	(15,927)
Other investing activities	(616)	(1,612)	(484)
Net Cash Used In Investing Activities	(65,676)	(18,541)	(38,664)
FINANCING ACTIVITIES			
Borrowings on revolving credit facilities	—	9,000	4,250
Payments on revolving credit facilities and short term debt	—	(9,750)	(5,856)
Principal payments on long-term debt	(6,825)	(40,000)	(55,000)
Payment of financing costs	—	(296)	(854)
Initial public offering proceeds, net	—	—	172,496
Dividend payment	—	—	(150,313)
Underwriters' over-allotment proceeds, net	—	38,042	—
Warrant and stock option exercise proceeds	1,329	4,797	39,237
Tax benefit from exercise of stock options	1,435	4,323	5,275
Other financing activities	—	1,328	—
Net Cash (Used In) Provided By Financing Activities	(4,061)	7,444	9,235
Net increase in cash and cash equivalents	28,075	71,410	6,969
Effect of exchange rate changes on cash	1,221	2,605	559
Cash and cash equivalents at beginning of period	92,869	18,854	11,326
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$122,165	$ 92,869	$ 18,854

The accompanying notes are an integral part of these consolidated financial statements.

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars and shares in thousands, except per share amounts)

NOTE A — Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations: Chart Industries, Inc. (the "Company"), is a leading global supplier of standard and custom-engineered products and systems serving a wide variety of low-temperature and cryogenic applications. The Company has developed an expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero. The majority of the Company's products, including vacuum insulated containment vessels, heat exchangers, cold boxes and other cryogenic components, are used throughout the liquid-gas supply chain for the purification, liquefaction, distribution, storage and use of industrial gases and hydrocarbons. The Company has domestic operations located in eight states, including the principal executive offices located in Garfield Heights, Ohio, and an international presence in Australia, China, the Czech Republic, Germany and the United Kingdom.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in affiliates where the Company's ownership is between 20 percent and 50 percent, or where the Company does not have control but has the ability to exercise significant influence over operations or financial policy, are accounted for under the equity method.

Basis of Presentation: On June 12, 2007, the Company completed a secondary offering of 12,613 shares. The secondary shares were sold by FR X Chart Holdings LLC and certain members of the Company's management. The option of 1,892 shares to cover over-allotments granted to the underwriters was exercised in full. The net proceeds of $38,042 received by the Company from the exercise of the over-allotment option were used to make a voluntary principal payment under the term loan portion of the senior secured credit facility.

The consolidated financial statements and accompanying notes as of and for the years ended December 31, 2008, 2007 and 2006 are prepared in conformity with U.S. generally accepted accounting principles and require management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates upon subsequent resolution of identified matters.

Cash and Cash Equivalents: The Company considers all investments with an initial maturity of three months or less when purchased to be cash equivalents. The December 31, 2008 and 2007 balances include money market investments.

Short Term Investments: The Company's short term investments consist of highly liquid, variable rate instruments, which have stated maturities of greater than three months but less than six months. These short term investments are recorded at cost which approximates fair value. The Company has determined that its investment securities are available and intended for use in current operations and, accordingly, has classified investment securities as current assets. The short term investments include domestic time deposits of $30,169 and foreign time deposits totaling 1,500 euros at December 31, 2008.

Concentrations of Credit Risks: The Company sells its products to gas producers, distributors and end-users across the industrial gas, hydrocarbon and chemical processing industries in countries all over the world. Approximately 65%, 58% and 52% of sales were to foreign countries in 2008, 2007 and 2006, respectively. Sales to Air Liquide in 2008 and 2007 represented 10% of consolidated sales across all segments each year. No single customer exceeded ten percent of consolidated sales in 2006. Sales to the Company's top ten customers accounted for 48%, 45% and 42% of consolidated sales in 2008, 2007 and 2006, respectively. The Company's

(Dollars and shares in thousands, except per share amounts)

sales to particular customers fluctuate from period to period, but the large gas producer and distributor customers of the Company tend to be a consistently large source of revenue for the Company. To minimize credit risk from trade receivables, the Company reviews the financial condition of potential customers in relation to established credit requirements before sales credit is extended and monitors the financial condition of customers to help ensure timely collections and to minimize losses. Additionally, for certain domestic and foreign customers, particularly in the Energy and Chemicals ("E&C") segment, the Company requires advance payments, letters of credit and other such guarantees of payment. Certain customers also require the Company to issue letters of credit or performance bonds, particularly in instances where advance payments are involved, as a condition of placing the order.

The Company is also subject to concentrations of credit risk with respect to its cash and cash equivalents and forward foreign currency exchange contracts. To minimize credit risk from these financial instruments, the Company enters into these arrangements with major banks and other high credit quality financial institutions and invests only in high-quality instruments. The Company does not expect any counterparties to fail to meet their obligations in this area.

Allowance for Doubtful Accounts: The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, or substantial downgrading of credit scores), a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. The Company also records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. The allowance for doubtful accounts balance at December 31, 2008 and 2007 was $2,312 and $2,081, respectively.

Inventories: Inventories are stated at the lower of cost or market with cost being determined by the first-in, first-out ("FIFO") method at December 31, 2008 and 2007. The components of inventory are as follows:

	December 31,	
	2008	2007
Raw materials and supplies	$32,378	$40,547
Work in process	27,564	21,725
Finished goods	35,448	24,801
	$95,390	$87,073

Inventory Valuation Reserves: The Company determines inventory valuation reserves based on a combination of factors. In circumstances where the Company is aware of a specific problem in the valuation of a certain item, a specific reserve is recorded to reduce the item to its net realizable value. The Company also recognizes reserves based on the actual usage in recent history and projected usage in the near-term. If circumstances change (e.g., lower-than-expected or higher-than-expected usage), estimates of the net realizable value could be changed by a material amount.

Property, Plant and Equipment: All capital expenditures for property, plant and equipment are stated on the basis of cost. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements are capitalized. The cost of applicable assets is depreciated over their estimated useful lives. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods

(Dollars and shares in thousands, except per share amounts)

for income tax purposes. Depreciation expense was $10,349, $7,755 and $5,475 for the years ended December 31, 2008, 2007 and 2006, respectively. The following table summarizes the components of property, plant and equipment:

Classification	Estimated Useful	December 31, 2008	December 31, 2007
Land and buildings	20-35 years	$ 62,011	$ 52,007
Machinery and equipment	3-12 years	54,127	46,631
Computer equipment, furniture and fixtures	3-7 years	6,219	5,444
Construction in process		4,911	12,154
		127,268	116,236
Less accumulated depreciation		(24,896)	(16,657)
Total property, plant and equipment, net		$102,372	$ 99,579

The Company monitors its property, plant and equipment, and finite-lived intangible assets for impairment indicators on an ongoing basis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." If impairment indicators exist, the Company performs the required analysis and records impairment charges in accordance with SFAS No. 144. In conducting its analysis, the Company compares the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the undiscounted cash flows exceed the net book value, the long-lived assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived assets. Fair value is estimated based upon either discounted cash flow analyses or estimated salvage values. Cash flows are estimated using internal forecasts as well as assumptions related to discount rates. Changes in economic or operating conditions impacting these estimates and assumptions could result in the impairment of long-lived assets.

Goodwill and Other Intangible Assets: In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company does not amortize goodwill or other indefinite-lived intangible assets, but reviews them at least annually, and on an interim basis if necessary, for impairment using a measurement date of October 1st. The Company amortizes intangible assets that have finite lives over their useful lives.

SFAS No. 142 requires that indefinite-lived intangible assets be tested for impairment and that goodwill be tested for impairment at the reporting unit level on an annual basis. Under SFAS No. 142, a company determines the fair value of any indefinite-lived intangible assets, compares the fair value to its carrying value and records an impairment loss if the carrying value exceeds its fair value. Goodwill is tested utilizing a two-step approach. After recording any impairment losses for indefinite-lived intangible assets, a company is required to determine the fair value of each reporting unit and compare the fair value to its carrying value, including goodwill, of such reporting unit (step one). If the fair value exceeds the carrying value, no impairment loss would be recognized. If the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit may be impaired. The amount of the impairment, if any, would then be measured in step two, which compares the implied fair

(Dollars and shares in thousands, except per share amounts)

value of the reporting unit's goodwill with the carrying amount of that goodwill. The following table displays the gross carrying amount and accumulated amortization for finite-lived intangible assets and indefinite-lived intangible assets:

	Weighted Average Estimated Useful Life	December 31, 2008		December 31, 2007	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived assets					
Unpatented technology	9 years	$ 10,808	$ (3,897)	$ 9,400	$ (2,494)
Patents	10 years	8,297	(3,229)	8,138	(2,257)
Product names	14 years	2,580	(677)	2,580	(466)
Non-compete agreements	3 years	3,474	(2,445)	3,474	(1,850)
Customer relations	13 years	103,509	(23,450)	101,066	(15,987)
Other	—	50	(30)	60	(25)
		$128,718	$(33,728)	$124,718	$(23,079)
Indefinite-lived intangible assets:					
Goodwill		$261,509		$248,453	
Trademarks and trade names		34,552		34,060	
		$296,061		$282,513	

Amortization expense for intangible assets subject to amortization was $10,963, $10,951 and $15,438 for the years ended December 31, 2008, 2007 and 2006, respectively, and is estimated to range from approximately $11,100 to $9,100 annually for fiscal years 2009 through 2013, respectively.

Financial Instruments: The fair values of cash equivalents, short term investments accounts receivable and short term bank debt approximate their carrying amount because of the short maturity of these instruments.

Derivative Instruments: The Company utilizes certain derivative financial instruments to enhance its ability to manage foreign currency risk that exists as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The Company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.

The Company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The Company utilizes foreign currency forward purchase and sale contracts to manage the volatility associated with foreign currency purchases and certain intercompany transactions in the normal course of business. Contracts typically have maturities of less than one year. Principal currencies include the euro, British pound and Czech koruna. The Company's foreign currency forward contracts do not qualify as hedges under the provisions of SFAS No. 133. Changes in their fair value are recorded in the consolidated statement of operations. The change in fair value for 2008 generated losses of $1,536.

As of December 31, 2008, the Company held U.S. dollar forward currency contracts to buy $482 and to sell $1,191 against the euro. The Company also held forward currency contracts to sell 21,150 euro and 5,989 Polish zloty against the Czech koruna. These contracts are at various exchange rates and expire at various dates through December 2009.

(Dollars and shares in thousands, except per share amounts)

Product Warranties: The Company provides product warranties with varying terms and durations for the majority of its products. The Company records warranty expense in cost of sales. The changes in the Company's consolidated warranty reserve are as follows:

	Year Ended December 31,		
	2008	2007	2006
Balance at beginning of period	$ 5,731	$ 4,765	$ 3,598
Warranty expense	5,598	4,189	4,210
Warranty usage.	(2,693)	(3,223)	(3,043)
Balance at end of period	$ 8,636	$ 5,731	$ 4,765

Shareholders' Equity: The Company reports comprehensive income in its consolidated statement of shareholders' equity. The components of accumulated other comprehensive income (loss) are as follows:

	December 31,	
	2008	2007
Foreign currency translation adjustments	$14,264	$15,647
Pension liability adjustments, net of taxes of ($4,278) and ($833) at December 31, 2008 and 2007, respectively	(7,695)	(215)
	$ 6,569	$15,432

Fair Value of Financial Instruments: Effective January 1, 2008, the Company adopted SFAS No. 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP No. 157-2. SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Revenue Recognition: For the majority of the Company's products, revenue is recognized when products are shipped, title has transferred and collection is reasonably assured. For these products, there is also persuasive evidence of an arrangement and the selling price to the buyer is fixed or determinable. For brazed aluminum heat exchangers, cold boxes, liquefied natural gas fueling stations and engineered tanks, the Company uses the percentage of completion method of accounting. Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs at completion after giving effect to the most current estimates. Earned revenue on contracts in process at December 31, 2008, 2007 and 2006, totaled $381,659, $249,654 and $216,971, respectively. Timing of amounts billed on contracts varies from contract to contract and could cause significant variation in working capital needs. Amounts billed on percentage of completion contracts in process at December 31, 2008, 2007 and 2006 totaled $400,774, $274,848 and $224,366, respectively. The cumulative

(Dollars and shares in thousands, except per share amounts)

impact of revisions in total cost estimates during the progress of work is reflected in the proper period as these changes become known. Earned revenue reflects the original contract price adjusted for agreed upon claims and change orders, if any. Losses expected to be incurred on contracts in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to operations as soon as such losses are known. Change orders resulting in additional revenue and profit are recognized upon approval by the customer based on the percentage that incurred costs to date bear to total estimated costs at completion. Certain contracts include incentive-fee arrangements. The incentive fees in such contracts can be based on a variety of factors but the most common are the achievement of target completion dates, target costs, and/or other performance criteria. Failure to meet these targets can result in unrealized incentive fees. Incentive fee revenue is not recognized until it is earned.

Shipping and Handling Costs: Amounts billed to customers for shipping and handling and the related costs are classified as sales. Net shipping costs of ($1,612), ($1,290) and ($1,378) for the years ended December 31, 2008, 2007 and 2006, respectively, are included in sales.

Advertising Costs: The Company incurred advertising costs of $3,643, $2,322 and $2,684 for the years ended December 31, 2008, 2007 and 2006, respectively. Such costs are expensed as incurred.

Research and Development Costs: The Company incurred research and development costs of $5,927, $5,730 and $3,876 for the years ended December 31, 2008, 2007 and 2006, respectively. Such costs are expensed as incurred.

Foreign Currency Translation: The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of shareholders' equity. Gains or losses resulting from foreign currency transactions are charged to operations as incurred.

Income Taxes: The Company and its U.S. subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial reporting and the consolidated tax return in accordance with the liability method. A valuation allowance is provided against net deferred tax assets when conditions indicate that it is more likely than not that the benefit related to such assets will not be realized.

Uncertain tax positions are accounted for under FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities that have full knowledge of all relevant information. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Interest and penalties related to income taxes are accounted for as income tax expense.

Stock-Based Compensation: On October 17, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123 (R)") using the modified prospective method. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values.

(Dollars and shares in thousands, except per share amounts)

SFAS 123(R) requires companies to estimate the fair value of stock option awards on the date of grant using an option-pricing model. Compensation for share-based awards is recognized on an accrual basis over the vesting period. The total cost of a share-based payment ward is reduced by estimated forfeitures expected to occur over the vesting period of the award. See Note I for further discussions regarding stock options and other share-based awards.

Earnings per share: The following table presents calculations of income (loss) per share of common stock:

	Year Ended December 31,		
	2008	2007	2006
Net income	$78,924	$44,156	$26,895
Net income per common share — basic	$ 2.78	$ 1.64	$ 1.70
Net income per common share — diluted	$ 2.72	$ 1.61	$ 1.65
Weighted average number of common shares outstanding — basic	28,354	26,872	15,835
Incremental shares issuable upon assumed conversion and exercise of stock options	654	621	434
Total shares — diluted	29,008	27,493	16,269

New Accounting Pronouncements. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157) which is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB issued Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" which delayed the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis. SFAS No. 157 was effective for the Company on January 1, 2008. The adoption of SFAS No. 157 for financial assets and liabilities did not have any impact on the Company's financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115". SFAS No. 159 permits entities to voluntarily choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses related to these financial instruments reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 at January 1, 2008 did not have any impact on the Company's financial position or results of operations.

In December 2007, SFAS No. 141(R), "Business Combinations" was issued. SFAS No. 141 (R) requires the acquiring entity in a business combination to recognize the full fair value of the assets acquired and liabilities assumed in the transaction at the acquisition date, the immediate recognition of acquisition-related transaction costs and the recognition of contingent consideration arrangements at their acquisition date fair value. SFAS No. 141 (R) is effective for acquisitions that occur on or after the beginning of the fiscal year beginning on or after December 15, 2008. SFAS No. 141(R) will impact the Company's financial position and results of operations for any business combinations entered into after the date of adoption.

(Dollars and shares in thousands, except per share amounts)

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51". SFAS No. 160 requires entities to report noncontrolling (formerly known as minority) interests as a component of shareholders' equity on the balance sheet. SFAS No. 160 will be effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of adoption on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, "Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133", which requires enhanced disclosures about an entity's derivative and hedging activities. SFAS No. 161 will be effective for financial statements issued after November 15, 2008. The adoption of SFAS No. 161 did not have an impact on the Company's financial reporting requirements.

NOTE B — Balance Sheet Components

The following table summarizes the components of other current assets, other assets, net, other current liabilities and other long-term liabilities on the Company's consolidated balance sheet as of December 31, 2008 and 2007:

	December 31,	
	2008	2007
Other current assets:		
Deposits	$ 388	$ 437
Assets held for sale	985	985
Deferred income taxes	8,898	10,897
Other receivables	7,440	11,142
	$17,711	$23,461
Other assets, net:		
Deferred financing costs	$ 7,860	$ 9,718
Cash value life insurance	1,139	1,662
Other	1,980	1,596
	$10,979	$12,976
Other current liabilities:		
Accrued interest	$ 3,113	$ 4,347
Accrued other taxes	1,664	956
Accrued income taxes	276	983
Accrued rebates	5,082	5,481
Accrued employee separation and plant closure costs	1,107	1,727
Accrued other	5,374	4,152
	$16,616	$17,646
Other long-term liabilities:		
Accrued environmental	$ 6,697	$ 6,466
Minority interest	1,492	1,214
Accrued contingencies and other	3,393	8,121
	$11,582	$15,801

(Dollars and shares in thousands, except per share amounts)

NOTE C — Debt and Credit Arrangements

The following table shows the components of the Company's borrowings at December 31, 2008 and 2007, respectively.

	December 31, 2008	December 31, 2007
Senior term loan, due October 2012, average interest rate of 5.45% and 7.58% at December 31, 2008 and 2007, respectively	$ 80,000	$ 80,000
Subordinated notes, due 2015, interest accrued at 9.125%	163,175	170,000
Total debt	243,175	250,000
Less: current maturities	—	—
Long-term debt	$243,175	$250,000

The Company has a senior secured credit facility (the "Senior Credit Facility") and $163,175 of 9 1/8% senior subordinated notes (the "Subordinated Notes") outstanding. The Senior Credit Facility consists of a $180,000 term loan facility (the "Term Loan") and a $115,000 revolving credit facility (the "Revolver"), of which $55,000 may be used for letters of credit extending beyond one year from their date of issuance. The Term Loan matures on October 17, 2012 and the Revolver matures on October 17, 2010. As a result of five voluntary principal prepayments in 2005, 2006 and June 2007, the Term Loan does not require any scheduled principal payments prior to the maturity date. The interest rate under the Senior Credit Facility is, at the Company's option, the Alternative Base Rate ("ABR") plus 1.0% or LIBOR plus 2.0% on the Term Loan and ABR plus 1.5% or LIBOR plus 2.5% on the Revolver. The applicable interest margin on the Revolver could decrease based upon the leverage ratio calculated at each fiscal quarter end. In addition, the Company is required to pay an annual administrative fee of $100, a commitment fee of 0.375% on the unused Revolver balance, a letter of credit participation fee of 2.0% per annum on the letter of credit exposure and a letter of credit issuance fee of 0.25%. The obligations under the Secured Credit Facility are secured by substantially all of the assets of the Company's U.S. Subsidiaries and 65% of the capital stock of the Company's non-U.S. Subsidiaries.

The Subordinated Notes are due in 2015 with interest payable semi-annually on April 15th and October 15th. A registration rights agreement required the Company to file an Exchange Offer Registration Statement and complete the exchange offer for the Subordinated Notes by August 14, 2006. Since the exchange offer was not completed when required, additional interest at a rate of 0.25% was incurred for the 90-day period commencing August 14, 2006, additional interest at a rate of 0.50% was incurred for the 90- day period commencing November 12, 2006, and additional interest at a rate of 0.75% was incurred for the 90-day period commencing February 10, 2007. The exchange offer was completed on April 6, 2007 and this additional interest ceased accruing as of that date.

Any of the Subordinated Notes may be redeemed solely at the Company's option beginning on October 15, 2010. The initial redemption price is 104.563 percent of the principal amount, plus accrued interest. Also, any of the notes may be redeemed solely at the Company's option at any time prior to October 15, 2010, plus accrued interest and a "make-whole" premium. In addition, before October 15, 2008, up to 35 percent of the Subordinated Notes may be redeemed solely at the Company's option at a price of 109.125 percent of the principal amount, plus accrued interest, using the proceeds from sales of certain kinds of capital stock. The Subordinated Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future senior debt of the Company, including the Senior Credit Facility, pari passu in right of payment with all future senior subordinated indebtedness of the Company, senior in right of payment with any future indebtedness of the Company that expressly provided for its subordination to the Subordinated Notes, and unconditionally

(Dollars and shares in thousands, except per share amounts)

guaranteed jointly and severally by substantially all of the Company's U.S. Subsidiaries. During September 2008, the Company purchased $6,825 in principal of its Subordinated Notes on the open market. In conjunction with the purchase of the Subordinated Notes, the Company wrote off $218 of unamortized deferred financing costs which were being amortized over the term of the Subordinated Notes. The repurchased Subordinated Notes have been retired.

The Senior Credit Facility agreement and provisions of the indenture governing the Subordinated Notes contain a number of customary covenants, including, but not limited to, restrictions on the Company's ability to incur additional indebtedness, create liens or other encumbrances, sell assets, enter into sale and lease-back transactions, make certain payments, investments, loans, advances or guarantees, make acquisitions and engage in mergers or consolidations, pay dividends and distributions, and make capital expenditures. The Senior Credit Facility and indenture governing the Subordinated Notes also include covenants relating to leverage, interest coverage and fixed charge coverage ratios. The Company is in compliance with all covenants at December 31, 2008. At December 31, 2008, there was $80,000 and $163,175 outstanding under the Term Loan and Subordinated Notes, respectively, and letters of credit and bank guarantees totaling $30,254 supported by the Revolver.

On October 5, 2008, Lehman Commercial Paper Inc. ("LCPI"), a subsidiary of Lehman Brothers Holdings Inc. and a lender under the revolver, filed for bankruptcy protection under Chapter 11 of United States Bankruptcy Code. LCPI provided $5,000 in commitments or approximately 4.3% of total commitments on the Revolver portion of the Senior Credit Facility. Accordingly, until such time as the Company can determine the likelihood of LCPI funding its share of the Revolver, the effective total borrowing capacity under the Revolver portion of the Senior Credit Facility may be limited to $110,000.

Chart Ferox, a.s. ("Ferox"), a wholly-owned subsidiary of the Company, maintains secured revolving credit facilities with borrowing capacity, including overdraft protection, of up to 150,000 Czech korunas ("CSK"), of which 110,000 CSK is available only for letters of credit and bank guarantees. Under the revolving credit facilities, Ferox may make borrowings in CSK, euros and U.S. dollars. Borrowings in CSK are at PRIBOR, borrowings in euros are at EURIBOR and borrowings in U.S, dollars are at LIBOR, each with a fixed margin of 0.6 percent. Ferox is not required to pay a commitment fee to the lenders under the revolving credit facilities in respect to the unutilized commitments thereunder. Ferox must pay letter of credit and guarantee fees equal to 0.75 percent on the face amount of each guarantee. Ferox's land, buildings and accounts receivable secure the revolving credit facilities. At December 31, 2008, there were no borrowings outstanding under, and $4,800 of bank guarantees supported by the Ferox revolving credit facilities.

Flow Instruments & Engineering GmbH, which was acquired by Ferox in April 2008, maintains two revolving lines of credit with 320 euros in total borrowing capacity. As of December 31, 2008, there were no borrowings outstanding under either line of credit.

The scheduled annual maturities of long-term debt at December 31, 2008, are as follows:

Year	Amount
2009	$ —
2010	—
2011	—
2012	80,000
2013 and thereafter	$163,175
	$243,175

(Dollars and shares in thousands, except per share amounts)

The Company paid interest of $20,936, $24,039 and $25,570 for the years ended December 31, 2008, 2007 and 2006, respectively.

The fair value of the term loan portion of the Senior Credit Facility is estimated based on the present value of the underlying cash flows discounted at the Company's estimated borrowing rate. Under such method the fair value of the Company's Term Loan approximated its carrying value at December 31, 2008 and 2007. The fair value of the Subordinated Notes is estimated based on the present value of the underlying cash flows using the Subordinated Notes current effective rate of return. The fair value approximates $142,000 at December 31, 2008.

NOTE D — Employee Separation and Plant Closure Costs

In 2005, the Company completed its manufacturing facility reduction plan, which commenced in 2002. These actions resulted in the announcements of the closure of the Company's Distribution and Storage segment manufacturing facility in Plaistow, New Hampshire and the BioMedical segment manufacturing and office facility in Burnsville, Minnesota, respectively. The shutdown of the Burnsville, Minnesota manufacturing facility was completed in the first quarter of 2005. In each of these facility closures, the Company did not exit the product lines manufactured at those sites, but moved the manufacturing to other facilities with available capacity, most notably New Prague, Minnesota for engineered tank production and Canton, Georgia for medical respiratory production. During 2007 and 2006, the Company recorded employee separation and plant closure costs related to these facility reduction plans. In 2008, the Company reversed the $1,557 reserve for severance related to an insolvent former subsidiary. See Note J – Contingencies for further discussion.

The following tables summarize the Company's employee separation and plant closure costs activity for 2008, 2007 and 2006.

	Year Ended December 31, 2008				
	BioMedical	Distribution & Storage	Energy & Chemical	Corporate	Total
One-time employee termination costs	$ —	$ —	$ —	$ —	$ —
Other associated costs	—	—	—	—	—
Employee separation and plant closure costs	—	—	—	—	—
Reversal of contingent liabilities	—	—	(1,557)	—	—
Reserve usage	(24)	—	(1,557)	—	(1,581)
Change in reserve	(24)	—	(1,557)	—	(1,581)
Reserves as of January 1, 2008	24	170	1,557	—	1,751
Reserve as of December 31, 2008	$ —	$ 170	$ —	$ —	$ 170

	Year Ended December 31, 2007				
	BioMedical	Distribution & Storage	Energy & Chemical	Corporate	Total
One-time employee termination costs	$ —	$ —	$ —	$ —	$ —
Other associated costs	—	304	—	—	304
Employee separation and plant closure costs		304	—	—	304
Reserve usage	(97)	(324)	—	—	(421)
Change in reserve	(97)	(20)	—	—	(117)
Reserves as of January 1, 2007	121	190	1,557	—	1,868
Reserve as of December 31, 2007	$ 24	$ 170	$ 1,557	$ —	$ 1,751

(Dollars and shares in thousands, except per share amounts)

	Year Ended December 31, 2006				
	BioMedical	Distribution & Storage	Energy & Chemicals	Corporate	Total
One-time employee termination costs	$ —	$ —	$ —	$—	$ —
Other associated costs	—	396	—	—	396
Employee separation and plant closure costs	—	396	—	—	396
Reserve usage	(118)	(396)	—	—	(514)
Change in reserve	(118)	—	—	—	(118)
Reserves as of January 1, 2006	239	190	1,557	—	1,986
Reserve as of December 31, 2006	$ 121	$ 190	$1,557	$—	$1,868

NOTE E — Acquisitions

On April 1, 2008, Ferox acquired Flow Instruments & Engineering Gmbh ("Flow"), which is based in Germany, for 11,900 euros, net of cash acquired. The fair value of the net assets acquired and goodwill at the date of acquisition was $5,400 and $14,800, respectively. Flow manufactures cryogenic flow meter systems for industrial gases and liquefied petroleum gas, distribution equipment for transport of CO_2 and other gases, and provides calibration services. Flow is included in the Company's Distribution & Storage segment and added $6.8 million in sales since the acquisition date.

In February 2008, the Company entered into a joint venture in Saudi Arabia with two other entities to form a company to manufacture air cooled heat exchangers. The contribution to the joint venture was $616 for a 34% share of the joint venture. The joint venture is accounted for under the equity method.

In March 2007, the Company purchased the remaining minority interest in Ferox for a purchase price of $1,612. The purchase price was applied to eliminate the minority interest in Ferox of approximately $2,000. The difference between the purchase price and the value of the minority interest eliminated was allocated to adjust the fair value of the assets originally acquired.

On May 26, 2006, the Company acquired the common stock of Cooler Service Company, Inc. ("CSC") based in Tulsa, Oklahoma. The consideration paid was $15,927, net of cash acquired, including transaction costs. The acquisition was funded with cash on hand. The fair value of the net assets acquired and goodwill at the date of acquisition was $8,050 and $8,654, respectively. CSC designs and manufactures air cooled heat exchangers for multiple markets, including hydrocarbon, petrochemical and industrial gas processing, and power generation. CSC is included in the Company's E&C segment.

NOTE F — Income Taxes

Income before income taxes and minority interest consists of the following:

	For the Year Ended December 31,		
	2008	2007	2006
United States	$ 88,867	$38,508	$22,673
Foreign	20,728	22,811	17,734
	$109,595	$61,319	$40,407

(Dollars and shares in thousands, except per share amounts)

Significant components of the provision for income taxes are as follows:

	Year Ended December 31,		
	2008	2007	2006
Current:			
Federal	$32,410	$19,764	$13,995
State	1,030	1,623	1,722
Foreign	2,535	2,962	3,659
	35,975	24,349	19,376
Deferred:			
Federal	(4,421)	(5,795)	(5,838)
State	(1,687)	(1,584)	(544)
Foreign	622	349	50
	(5,486)	(7,030)	(6,332)
	$30,489	$17,319	$13,044

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

	Year Ended December 31,		
	2008	2007	2006
Income tax expense (benefit) at U.S. statutory rate	$38,359	$21,462	$14,142
State income taxes, net of federal tax benefit	(427)	36	766
Credit on foreign taxes paid	(584)	(926)	(309)
Effective tax rate differential of earnings outside of U.S.	(4,759)	(2,893)	(1,440)
Foreign investment tax credit	(1,618)	(1,780)	(527)
Federal tax benefit of foreign sales	—	—	(676)
Non-deductible (taxable) items	1,445	1,893	136
Provision (income) for tax contingencies	(147)	332	1,148
Domestic production activities deduction	(1,780)	(805)	(196)
	$30,489	$17,319	$13,044

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2008	December 31, 2007
Deferred tax assets:		
Accruals and reserves	$11,011	$9,928
Pensions	5,425	1,570
Inventory	1,296	1,435
Tax credit carryforward	1,673	566
Foreign net operating loss	57	267
Stock options	3,455	2,930

(Dollars and shares in thousands, except per share amounts)

	December 31, 2008	December 31, 2007
Other — net	1,026	1,680
Total deferred tax assets before valuation allowance	$ 23,943	$ 18,376
Valuation allowance	(57)	(267)
Total deferred tax assets, net of valuation allowance	$ 23,886	$ 18,109
Deferred tax liabilities:		
Property, plant and equipment	$ 9,418	$ 9,129
Intangibles	46,915	51,186
Total deferred tax liabilities	$ 56,333	$ 60,315
Net deferred tax liabilities	$(32,447)	$(42,206)

As of December 31, 2008, the Company has tax credit carryforwards of $1,673, $551 of which will expire in 2014 through 2018 and the remainder can be carried forward indefinitely. In addition, the Company has foreign net operating losses of $199 of which $60 expires in 2013, and the remaining $139 can be carried forward indefinitely. During the year, the Company recorded a tax benefit of $113 as a reduction of goodwill for the realization of foreign net operating losses. At December 31, 2008, the Company has established a valuation allowance of $57 related to the foreign net operating losses.

The Company has not provided for income taxes on approximately $67,834 of foreign subsidiaries' undistributed earnings as of December 31, 2008, since the earnings retained have been reinvested indefinitely by the subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

The Company had net income tax payments of $36,167, $17,893 and $10,543 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with SFAS No. 5, *Accounting for Contingencies.* As required by FIN 48, which clarifies SFAS No. 109, *Accounting for Income Taxes,* the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied FIN 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of FIN 48, the Company did not recognize material adjustments in the liability for unrecognized tax benefits.

The reconciliation of beginning to ending unrecognized tax benefits is as follows:

	Year Ended December 31,	
	2008	2007
Unrecognized tax benefits at beginning of the year	$3,729	$3,578
Additions based on tax positions related to the current year	—	36
Additions for tax positions of prior years	22	513

(Dollars and shares in thousands, except per share amounts)

	Year Ended December 31,	
	2008	2007
Reductions for tax positions of prior years	(1,268)	(398)
Settlements	(490)	—
Lapse of statutes of limitation	(90)	—
Unrecognized tax benefits at end of the year	$ 1,903	$3,729

The amount of unrecognized tax benefits as of December 31, 2008 was $1,903. This amount includes $1,565 of unrecognized tax benefits which, if ultimately recognized, will reduce the Company's annual effective tax rate.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company had accrued approximately $168 for the payment of interest and penalties at December 31, 2008. The Company accrued approximately $80 and $315 for the years ended December 31, 2008 and 2007, respectively, in additional interest associated with uncertain tax positions.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various states and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years prior to 2004.

The Internal Revenue Service ("IRS") completed an examination of the Company's U.S. income tax returns for 2004 and 2005 during 2008. As a result of the completion of the audit, the Company's unrecognized tax benefits decreased by $1,379 which included an income tax benefit of $230. The Company also completed state audits during 2008 which decreased the Company's unrecognized tax benefit by $326. It is reasonably possible the Company's unrecognized tax benefits at December 31, 2008 may decrease within the next twelve months by approximately $433.

NOTE G — Employee Benefit Plans

The Company had four frozen defined benefit pension plans which were combined into one plan as of January 1, 2008. The plan covers certain U.S hourly and salary employees. The defined benefit plan provides benefits based primarily on the participants' years of service and compensation.

The following table sets forth the components of net periodic pension benefit for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31,		
	2008	2007	2006
Interest cost	2,332	2,121	2,042
Expected return on plan assets	(2,878)	(2,779)	(2,475)
Amortization of net (gain)	—	(9)	—
Total pension benefit	$ (546)	$ (667)	$ (433)

(Dollars and shares in thousands, except per share amounts)

The following table sets forth changes in the projected benefit obligation and plan assets, the funded status of the plans and the amounts recognized in the consolidated balance sheet:

	December 31, 2008	December 31, 2007
Change in projected benefit obligation:		
January 1 projected benefit obligation	$ 39,742	$37,400
Service cost	—	—
Interest cost	2,332	2,122
Benefits paid	(1,215)	(1,188)
Actuarial (gains) losses and plan changes	(119)	1,408
December 31 projected benefit obligation	$ 40,740	$39,742
Change in plan assets:		
Fair value at January 1	$ 35,577	$34,112
Actual return	(8,998)	1,979
Employer contributions	171	674
Benefits paid	(1,215)	(1,188)
Fair value at December 31	$ 25,535	$35,577
The funded status of the pension plans was as follows:		
Funded status (plan assets less than projected benefit obligations)	$(15,205)	$ (4,165)
Unrecognized actuarial loss	12,074	316
Net amount recognized	$ (3,131)	$ (3,849)

At December 31, 2008 and 2007, the Company recorded unrecognized actuarial losses of $11,758 and $2,208 in accumulated other comprehensive income, respectively.

The actuarial assumptions used in determining the funded status information and subsequent net periodic pension cost are as follows:

	Year Ended December 31,		
	2008	2007	2006
United States Plans			
Discount rate	6.00%	6.00%	5.75%
Expected long-term weighted average rate of return on plan assets	7.25%	8.25%	8.25%

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at year end. In estimating this rate, the Company looks to rates of return on high quality, fixed-income investments that receive one of the two highest ratings given by a recognized rating agency and the expected timing of benefit payments under the plan.

The expected long-term weighted average rate of return on plan assets was established using the Company's target asset allocation for equity and debt securities and the historical average rates of return for equity and debt securities. The Company employs a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

(Dollars and shares in thousands, except per share amounts)

The Company's pension plan weighted-average actual (which is periodically rebalanced) and target asset allocations by asset category at December 31 are as follows:

	Target	Actual 2008	Actual 2007
Stocks	49%	44%	49%
Fixed income funds	49%	53%	49%
Cash and cash equivalents	2%	3%	2%
Total	100%	100%	100%

The Company's funding policy is to contribute at least the minimum funding amounts required by law. Based upon current actuarial estimates, the Company expects to contribute $922 to its defined benefit pension plan in 2009 and expects the following benefit payments to be paid by the plan:

2009	$ 1,588
2010	1,665
2011	1,792
2012	1,929
2013	2,100
In aggregate during five years thereafter	12,686
	$21,760

The Company presently makes contributions to one bargaining unit supported multi-employer pension plan resulting in expense of $620, $476 and $440 for the years ended December 31, 2008, 2007 and 2006, respectively. As part of the closure of the Plaistow, NH facility in 2004, the Company withdrew from the multi-employer plan upon final termination of all employees at such facility. The Company has recorded a related estimated withdrawal liability of $170 at December 31, 2008 and 2007. Any additional liability over this accrued amount is not expected to have a material adverse impact on the Company's financial position, liquidity, cash flows or results of operations.

The Company has a defined contribution savings plan that covers most of its U.S. employees. Company contributions to the plan are based on employee contributions, and a Company match and discretionary contributions. Expenses under the plan totaled $5,059, $4,399 and $3,685 for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE H — Stock Option Plans

Under the Amended and Restated 2005 Stock Incentive Plan ("Stock Incentive Plan") which became effective in October 2005, the Company may grant stock options, stock appreciation rights ("SARs"), restricted stock units ("RSUs"), stock awards and performance based stock awards to employees and directors. A maximum of 3,421 shares of the Company's common stock may be issued for grants under the Stock Incentive Plan. As of December 31, 2008, the Company had 797 shares of common stock available for future grant under the Stock Incentive Plan.

The Company recognized stock-based compensation of $3,134, $9,029 and $1,907 for the years ended December 31, 2008, 2007 and 2006, respectively. The Company also recognized related tax benefits of $1,435, $4,323 and $5,275 for the years ended December 31, 2008, 2007 and 2006, respectively. On June 12, 2007, the

(Dollars and shares in thousands, except per share amounts)

Company completed its secondary stock offering in which First Reserve Fund X, L.P. achieved a return on its investment that caused 82% of the performance-based options that were granted in 2005 and 2006 to vest as specified in the Stock Incentive Plan. As a result of the vesting, the Company recorded $6,211 in stock-based compensation expense in the second quarter of 2007. As of December 31, 2008, total share-based compensation of $3,769 is expected to be recognized over the remaining weighted average period of approximately 2.3 years.

Stock Options

Under the terms of the Stock Incentive Plan, stock options generally have either a 4 or 5 year graded vesting period, an exercise price equal to the fair market value of a share of common stock on the date of grant, and a contractual term of 10 years.

The following table summarizes the Company's stock option activity for the years ended December 31, 2008 and 2007:

	December 31, 2008		December 31, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,498	$ 8.93	2,442	$ 7.12
Granted	116	30.95	129	25.27
Exercised	(178)	7.45	(725)	6.62
Expired or forfeited	(5)	29.75	(348)	7.07
Outstanding at end of period	1,431	$10.82	1,498	$ 8.93
Exercisable at end of year*	985	$ 7.82	843	$ 7.46
Participants at end of year	58		54	
Available for future grant at end of year	797		1,107	

* Remaining contractual term of 7.6 years

The total fair value of options vested was $1,257, $7,027 and $571 for the years ended December 31, 2008, 2007 and 2006, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $5,406 and $15,281, respectively. No options were exercised during the year ended December 31, 2006 under the Stock Incentive Plan.

The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options. The expected volatility and expected term of the options are based on historical information. The risk free rate is based on the U.S. Treasury yield in effect at the time of the grant.

Weighted average grant date fair values of stock options and the assumptions used in estimating the fair values are as follows:

	2008	2007	2006
Weighted average grant date fair value	$30.95	$14.60	$14.05
Expected term (years)	6.25	7.19	7.50
Risk-free interest rate	3.54%	4.99%	5.17%
Expected volatility	47.88%	49.00%	46.94%

(Dollars and shares in thousands, except per share amounts)

Performance Stock Awards

The Company granted 107 and 72 performance share units under the Stock Incentive Plan during 2008 and 2007, respectively. The performance share units granted in 2008 are earned over a 3 year period beginning on January 1, 2008 and the performance share units granted in 2007 are earned over a 2.5 year period beginning July 1, 2007. Total units earned may vary between 0% and 150% of the units based on the attainment of pre-determined performance and market condition targets as determined by the Board of Directors. The Company values performance stock awards based on market conditions using a Monte Carlo Simulation model that is performed by an outside valuation firm. The weighted average per share fair values were $29.22 and $25.51 for the 2008 and 2007 grants, respectively.

Other

In 2008, the Company granted the non-employee directors stock awards covering 7 shares of common stock that had a fair market value of $250. The stock awards were fully vested on the date of grant. In 2007, the Company granted restricted stock units covering 10 shares of common stock to non-employee directors. Each of the six grants had a fair market value of $40 on the date of grant. In 2006, the Company granted restricted stock units covering 16 shares of common stock to non-employee directors. Each of the six grants of restricted stock units had a fair market value of $40 on the date of grant. Restricted stock units for 7 shares were forfeited during 2007 upon the resignation of three directors. The remaining restricted stock units are expected to fully vest on the first anniversary of the date of grant or earlier in the event of a "change in control" as such term is defined in the Stock Incentive Plan. The Company recorded $321, $234, and $100 of compensation expense for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE I — Lease Commitments

The Company incurred $7,165, $6,477, and $4,373 of rental expense under operating leases for the years ended December 31, 2008, 2007 and 2006, respectively. Certain leases contain rent escalation clauses and lease concessions that require additional rental payments in the later years of the term. Rent expense for these types of leases is recognized on a straight-line basis over the minimum lease term. In addition, the Company has the right, but no obligation, to renew certain leases for various renewal terms. At December 31, 2008, future minimum lease payments for non-cancelable operating leases for the next five years total $18,546 and are payable as follows: 2009 — $5,082; 2010 — $3,653; 2011 — $2,733; 2012 — $2,236; and 2013 and thereafter — $4,842.

NOTE J — Contingencies

Environmental

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, waste water effluents, air emissions and handling and disposal of hazardous materials such as cleaning fluids. The Company is involved with environmental compliance, investigation, monitoring and remediation activities at certain of its owned manufacturing facilities and at one owned facility that is leased to a third party, and, except for these continuing remediation efforts, believes it is currently in substantial compliance with all known environmental regulations. At December 31, 2008 and 2007, the Company had undiscounted accrued environmental reserves of $6,697 and $6,466, respectively, recorded in other long-term liabilities. The Company accrues for certain environmental remediation-related activities for which commitments or remediation plans have been developed and for which costs can be reasonably estimated. These estimates are determined based upon currently available facts and circumstances regarding each facility. Actual costs incurred may vary

(Dollars and shares in thousands, except per share amounts)

from these estimates due to the inherent uncertainties involved. Future expenditures relating to these environmental remediation efforts are expected to be made over the next 14 years as ongoing costs of remediation programs.

Although the Company believes it has adequately provided for the cost of all known environmental conditions, the applicable regulatory agencies could insist upon different and more costly remediation than those the Company believes are adequate or required by existing law. The Company believes that any additional liability in excess of amounts accrued which may result from the resolution of such matters will not have a material adverse effect on the Company's financial position, liquidity, cash flows or results of operations.

CHEL

In March 2003, the Company completed the closure of its Wolverhampton, United Kingdom manufacturing facility, operated by the Company's former Chart Heat Exchanger Limited ("CHEL") subsidiary. In March 2003, CHEL filed for a voluntary administration under the United Kingdom ("U.K.") Insolvency Act of 1986 and CHEL was no longer consolidated. CHEL's application for voluntary administration was approved on April 1, 2003, an administrator was appointed and CHEL was no longer consolidated. Additionally, the Company received information that indicated that CHEL's net pension plan obligations had increased significantly primarily due to a decline in plan asset values and interest rates as well as increased plan liabilities, resulting in a significant plan deficit as of March 2003. Based on the Company's financial condition in March 2003, it determined not to advance funds to CHEL to fund CHEL's obligations. Since CHEL was unable to fund its net pension deficit, the trustees of the CHEL pension plan requested a decision to wind-up the plan from a U.K. pension regulatory board. That board approved the wind-up as of March 28, 2003.

For the year ended December 31, 2008, the Company recognized a $6.5 million benefit as a result of reversing contingent liabilities that were previously established for potential secondary pension and severance obligations related to CHEL. Based on events that occurred during 2008, including actions taken by a U.K. governmental agency to support a large portion of the pension obligations after the insolvent former subsidiary had made distributions to satisfy significant portions of its obligations generally, the contingent liabilities were no longer considered to be probable and were reversed.

Legal Proceedings

The Company is occasionally subject to various legal actions related to performance under contracts, product liability, taxes and other matters incidental to the normal course of its business. Based on the Company's historical experience in litigating these actions, as well as the Company's current assessment of the underlying merits of the actions and applicable insurance, if any, management believes that the final resolution of these matters will not have a material adverse affect on the Company's financial position, liquidity, cash flows or results of operations. Future developments may, however, result in resolution of these legal claims in a way that could have a material adverse effect.

NOTE K — Reporting Segments

The Company's structure of its internal organization is divided into the following three reportable segments: Energy and Chemicals, Distribution and Storage, and BioMedical. The Company's reportable segments are business units that offer different products. The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes and sales and marketing approaches. The Energy and Chemicals segment sells heat exchangers, cold boxes and liquefied natural gas vacuum insulated pipe to natural gas, petrochemical processing and industrial gas companies who use them for the liquefaction and separation of natural and industrial gases. The Distribution and Storage segment sells

(Dollars and shares in thousands, except per share amounts)

cryogenic bulk storage systems, cryogenic packaged gas systems, cryogenic systems and components, beverage liquid CO(2) systems and cryogenic services to various companies for the storage and transportation of both industrial and natural gases. The BioMedical segment sells medical respiratory products, biological storage systems and magnetic resonance imaging cryostat components. Due to the nature of the products that each operating segment sells, there are no inter-segment sales. Corporate includes operating expenses for executive management, accounting, tax, treasury, human resources, information technology, legal, internal audit, risk management and stock-based compensation expense that are not allocated to the reportable segments.

The Company evaluates performance and allocates resources based on operating income or loss from continuing operations before net interest expense, financing costs amortization expense, derivative contracts valuation expense, foreign currency loss, income taxes, minority interest and cumulative effect of change in accounting principle. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Year Ended December 31, 2008				
	Reportable Segments				
	Energy and Chemicals	Distribution and Storage	BioMedical	Corporate	Total
Sales from external customers	$312,502	$335,916	$95,945	$ —	$744,363
Depreciation and amortization expense	7,475	10,613	2,793	432	21,313
Operating income (loss) (A)	70,752	63,770	20,742	(21,911)	133,353
Total assets(B)(C)	242,054	475,448	99,446	92,479	909,427
Capital expenditures	3,123	8,535	2,257	53	13,968

	Year Ended December 31, 2007				
	Reportable Segments				
	Energy and Chemicals	Distribution and Storage	BioMedical	Corporate	Total
Sales from external customers	$253,672	$322,565	$ 90,158	$ —	$666,395
Employee separation and plant closure costs	—	304	—	—	304
Depreciation and amortization expense	6,710	9,170	2,590	236	18,706
Operating income (loss)	33,821	66,167	17,788	(32,595)	85,181
Total assets(B)(D)	236,991	423,247	104,623	60,893	825,754
Capital expenditures	6,955	9,714	1,932	427	19,028

	Year Ended December 31, 2006				
	Reportable Segments				
	Energy and Chemicals	Distribution and Storage	BioMedical	Corporate	Total
Sales from external customers	$190,673	$268,303	$ 78,478	$ —	$537,454
Employee separation and plant closure costs (benefit)	—	396	—	—	396
Depreciation and amortization expense	8,135	10,168	2,380	230	20,913
Operating income (loss)	18,957	54,545	15,969	(22,600)	66,871
Total assets(B)(E)	224,277	376,168	101,785	23,645	725,875
Capital expenditures	13,365	7,934	864	90	22,253

(A) Corporate operating income for the year ended December 31, 2008 includes a reversal of contingent liabilities related to an insolvent former subsidiary of $6,514.

(Dollars and shares in thousands, except per share amounts)

(B) Corporate assets at December 31, 2008, 2007 and 2006 consist primarily of cash, cash equivalents, short term investments and deferred income taxes.

(C) Total assets at December 31, 2008 include goodwill of $81,979, $144,060 and $35,470 for the Energy and Chemicals, Distribution and Storage and BioMedical segments, respectively.

(D) Total assets at December 31, 2007 include goodwill of $82,116, $130,801 and $35,536 for the Energy and Chemicals, Distribution and Storage and BioMedical segments, respectively.

(E) Total assets at December 31, 2006 include goodwill of $81,941, $129,751 and $35,452 for the Energy and Chemicals, Distribution and Storage, and BioMedical segments, respectively.

A reconciliation of the total of the reportable segments' operating income to consolidated income before income taxes and minority interest is presented below:

	Year Ended December 31,		
	2008	2007	2006
Operating income	$133,353	$85,181	$66,871
Other expense (income):			
Interest expense, net	17,953	22,174	25,461
Amortization of deferred financing costs	1,857	1,646	1,536
Foreign currency loss (gain)	3,948	42	(533)
Income before income taxes and minority interest	$109,595	$61,319	$40,407

	Year Ended December 31,		
	2008	2007	2006
Product Sales Information:			
Energy and Chemicals Segment			
Heat exchangers	$197,857	$155,822	$117,677
Cold boxes and LNG VIP	114,645	97,850	72,996
	312,502	253,672	190,673
Distribution and Storage Segment			
Cryogenic bulk storage systems	$164,165	$166,702	$141,119
Cryogenic packaged gas systems and beverage liquid CO(2) systems	123,698	118,216	93,690
Cryogenic systems and components	19,060	12,654	12,249
Cryogenic services	28,993	24,993	21,245
	335,916	322,565	268,303
BioMedical Segment			
Medical products and biological storage systems	$ 83,901	$ 77,866	$ 67,236
MRI components and other	12,044	12,292	11,242
	95,945	90,158	78,478
Total Sales	$744,363	$666,395	$537,454

(Dollars and shares in thousands, except per share amounts)

Geographic Information:	Year Ended December 31, 2008 Sales	Year Ended December 31, 2008 Long-Lived Assets	Year Ended December 31, 2007 Sales	Year Ended December 31, 2007 Long-Lived Assets	Year Ended December 31, 2006 Sales
United States	$539,321	$340,188	$484,427	$368,300	$403,523
Czech Republic	113,836	104,550	96,925	70,020	73,611
Other Non-U.S. Countries	91,206	59,325	85,043	57,957	60,320
Total	$744,363	$504,063	$666,395	$496,277	$537,454

Note L — Quarterly Data (Unaudited)

Selected quarterly data for the years ended December 31, 2008 and 2007 are as follows:

	Year Ended December 31, 2008				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales	$170,329	$197,752	$188,808	$187,474	$744,363
Gross profit	51,941	64,000	66,164	57,283	239,388
Operating income	26,208	34,833	36,654	35,658(1)	133,353
Net income	14,656	22,192	20,402	21,674	78,924
Net income per share - diluted	$ 0.51	$ 0.76	$ 0.70	$ 0.75	

	Year Ended December 31, 2007				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Sales	$152,463	$167,587	$163,670	$182,675	$666,395
Gross profit	39,859	51,258	45,390	53,034	189,541
Operating income	17,287	19,749	21,414	26,731	85,181
Net income	7,178	8,448	12,112	16,418	44,156
Net income per share - diluted	$ 0.28	$ 0.32	$ 0.42	$ 0.57	

(1) Includes $6.5 million benefit for the contingent liabilities reversal from the insolvent former subsidiary offset by $4.9 million in customer settlements and facility shutdown costs.

NOTE M — Supplemental Guarantor Financial Information

The Company's Subordinated Notes issued in October 2005 are guaranteed on a full, unconditional and joint and several basis by the following wholly owned subsidiaries: Chart, Inc., Caire Inc., Chart Energy and Chemicals, Inc., Chart Cooler Service Company, Inc., Chart International Holdings, Inc., Chart Asia, Inc. and Chart International, Inc. The following subsidiaries are not guarantors of the notes:

Non-Guarantor Subsidiaries	Jurisdiction
Abahsain Specialized Industrial Co. Ltd. (34% owned)	Saudi Arabia
Changzhou CEM Cryo Equipment Co., Ltd.	China
Chart Asia Investment Company Ltd.	Hong Kong
Chart Australia Pty. Ltd.	Australia
Chart Biomedical Limited	United Kingdom
Chart Cryogenic Distribution Equipment (Changzhou) Co., Ltd. (50% owned)	China
Chart Cryogenic Engineering Systems (Changzhou) Co., Ltd.	China
Chart Cryogenic Equipment (Changzhou) Co., Ltd.	China
Chart Ferox a.s.	Czech Republic

(Dollars and shares in thousands, except per share amounts)

Non-Guarantor Subsidiaries	Jurisdiction
Chart Ferox GmbH	Germany
Flow Instruments & Engineering GmbH	Germany
GTC of Clarksville, LLC	Delaware
Lox Taiwan (11.25% owned)	Taiwan
Zhangjigang Chart Hailu Cryogenic Equipment Co., Ltd. (dissolved during 2007)	China

The following supplemental condensed consolidating and combining financial information of the Issuer, Subsidiary Guarantors and Subsidiary Non-Guarantors presents statements of operations for the years ended December 31, 2008, 2007 and 2006, balance sheets as of December 31, 2008 and December 31, 2007, and statements of cash flows for the years ended December 31, 2008, 2007 and 2006.

(Dollars and shares in thousands, except per share amounts)

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2008

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
ASSETS					
Cash and cash equivalents	$ 84,428	$ 2,540	$ 35,197	$ —	$122,165
Short term investments	32,264	—	—	—	32,264
Accounts receivable, net	—	70,872	20,826	—	91,698
Inventory, net	—	52,350	43,855	(815)	95,390
Other current assets	8,857	38,276	16,375	—	63,508
Total current assets	125,549	164,038	116,253	(815)	405,025
Property, plant and equipment, net	—	63,823	38,549	—	102,372
Goodwill	—	189,791	71,718	—	261,509
Intangible assets, net	—	124,064	5,478	—	129,542
Investments in affiliates	201,709	84,955	—	(286,124)	540
Intercompany receivables	325,557	—	—	(325,557)	—
Other assets	7,860	966	1,613	—	10,439
Total assets	$660,675	$627,637	$233,611	$(612,496)	$909,427
LIABILITIES AND STOCKHOLDERS' EQUITY					
Accounts payable and accruals	$ (27,850)	$182,552	$ 39,469	$ (10)	$194,161
Total current liabilities	(27,850)	182,552	39,469	(10)	194,161
Long-term debt	243,175	—	—	—	243,175
Intercompany payables	—	226,382	99,440	(325,822)	—
Other long-term liabilities	41,390	16,994	9,747	—	68,131
Total liabilities	256,715	425,928	148,656	(325,832)	505,467
Common stock	284	—	—	—	284
Other stockholders' equity	403,676	201,709	84,955	(286,664)	403,676
Total stockholders' equity	403,960	201,709	84,955	(286,664)	403,960
Total liabilities and stockholders' equity	$660,675	$627,637	$233,611	$(612,496)	$909,427

(Dollars and shares in thousands, except per share amounts)

CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2007

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
ASSETS					
Cash and cash equivalents	$ 49,184	$ 4,595	$ 39,090	$ —	$ 92,869
Accounts receivable, net	—	75,354	21,586	—	96,940
Inventory, net	—	49,164	38,491	(582)	87,073
Other current assets	11,328	27,997	12,840	—	52,165
Total current assets	60,512	157,110	112,007	(582)	329,047
Property, plant and equipment, net	—	62,917	36,662	—	99,579
Goodwill	—	190,657	57,796	—	248,453
Intangible assets, net	—	133,839	1,860	—	135,699
Investments in affiliates	165,128	61,973	—	(227,101)	—
Intercompany receivables	381,525	—	—	(381,525)	—
Other assets	9,811	1,546	1,619	—	12,976
Total assets	$616,976	$608,042	$209,944	$(609,208)	$825,754
LIABILITIES AND STOCKHOLDERS' EQUITY					
Accounts payable and accruals	$ (16,175)	$159,966	$ 30,763	$ 140	$174,694
Total current liabilities	(16,175)	159,966	30,763	140	174,694
Long-term debt	250,000	—	—	—	250,000
Intercompany payables	—	272,325	109,922	(382,247)	—
Other long-term liabilities	55,160	10,623	7,286	—	73,069
Total liabilities	288,985	442,914	147,971	(382,107)	497,763
Common stock	282	—	—	—	282
Other stockholders' equity	327,709	165,128	61,973	(227,101)	327,709
Total stockholders' equity	327,991	165,128	61,973	(227,101)	327,991
Total liabilities and stockholders' equity	$616,976	$608,042	$209,944	$(609,208)	$825,754

(Dollars and shares in thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Net sales	$ —	$548,734	200,965	$ (5,336)	$744,363
Cost of sales	—	353,924	155,578	(4,527)	504,975
Gross profit	—	194,810	45,387	(809)	239,388
Selling, general and administrative expenses	1,557	89,577	14,901	—	106,035
Operating (loss) income	(1,557)	105,233	30,486	(809)	133,353
Interest expense, net	18,574	4	(625)	—	17,953
Other expense (income), net	1,857	1,867	2,081	—	5,805
Minority interest, net of tax	—	—	182	—	182
Income (loss) before income taxes and equity in net (income) loss of subsidiaries	(21,988)	103,362	28,848	(809)	109,413
Income tax (benefit) provision	(6,112)	32,916	3,685	—	30,489
Equity in net (income) loss of subsidiaries	(94,800)	(24,354)	—	119,154	—
Net income (loss)	$ 78,924	$ 94,800	$ 25,163	$(119,963)	$ 78,924

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Net sales	$ —	$493,878	176,311	$ (3,794)	$666,395
Cost of sales	—	344,552	135,724	(3,422)	476,854
Gross profit	—	149,326	40,587	(372)	189,541
Selling, general and administrative expenses	1,359	90,039	12,962	—	104,360
Operating (loss) income	(1,359)	59,287	27,625	(372)	85,181
Interest expense, net	22,583	(23)	(386)	—	22,174
Other expense (income), net	1,646	135	(93)	—	1,688
Minority interest, net of tax	—	—	(156)	—	(156)
Income (loss) before income taxes and equity in net (income) loss of subsidiaries	(25,588)	59,175	28,260	(372)	61,475
Income tax (benefit) provision	(7,411)	21,805	2,925	—	17,319
Equity in net (income) loss of subsidiaries	(62,333)	(24,963)	—	87,296	—
Net income (loss)	$ 44,156	$ 62,333	$ 25,335	$(87,668)	$ 44,156

CHART INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars and shares in thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$(36,897)	$ 110,963	$ 50,681	$(26,935)	$ 97,812
Cash flows from investing activities:					
Capital expenditures	—	(8,002)	(5,966)	—	(13,968)
Acquisitions, net of cash acquired	—	—	(18,828)	—	(18,828)
Short term investments	(32,264)	—	—	—	(32,264)
Other investing activities	—	(616)	—	—	(616)
Net cash used in investing activities	(32,264)	(8,618)	(24,794)	—	(65,676)
Cash flows from financing activities:					
Net change in debt	(6,825)	—	—	—	(6,825)
Stock option exercise proceeds	1,329	—	—	—	1,329
Tax benefit from exercise of stock options	1,435	—	—	—	1,435
Intercompany account changes	108,467	(104,400)	(31,002)	26,935	—
Net cash provided by (used in) financing activities	104,406	(104,400)	(31,002)	26,935	(4,061)
Net increase (decrease) in cash and cash equivalents	35,245	(2,055)	(5,115)	—	28,075
Effect of exchange rate changes	—	—	1,221	—	1,221
Cash and cash equivalents, beginning					—
of period	49,184	4,595	39,090	—	92,869
Cash and cash equivalents, end of period	$ 84,429	$ 2,540	$ 35,196	$ —	$122,165

(Dollars and shares in thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	Issuer	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Total
Cash flows from operating activities:					
Net cash (used in) provided by operating activities	$(22,041)	$ 83,210	$15,894	$ 5,444	$ 82,507
Cash flows from investing activities:					
Capital expenditures	—	(10,876)	(8,152)	—	(19,028)
Other investing activities		2,099	(1,612)	—	487
Net cash used in investing activities	—	(8,777)	(9,764)	—	(18,541)
Cash flows from financing activities:					
Net change in debt	(40,000)	(750)	—	—	(40,750)
Underwriters' over-allotment proceeds, net	38,042	—	—	—	38,042
Stock option exercise proceeds	4,797	—	—	—	4,797
Tax benefit from exercise of stock options	4,323	—	—	—	4,323
Other financing activities	(296)	—	1,328	—	1,032
Intercompany account changes	58,275	(69,202)	16,371	(5,444)	—
Net cash provided by (used in) financing activities	65,141	(69,952)	17,699	(5,444)	7,444
Net increase in cash and cash equivalents	43,100	4,481	23,829	—	71,410
Effect of exchange rate changes on cash	—	—	2,605	—	2,605
Cash and cash equivalents, beginning					—
of period	6,084	114	12,656	—	18,854
Cash and cash equivalents, end of period	$ 49,184	$ 4,595	$39,090	$ —	$ 92,869

EXHIBIT INDEX

Exhibit No.	*Description*
2.1	Agreement and Plan of Merger, dated as of August 2, 2005 by and among Chart Industries, Inc., certain of its stockholders, First Reserve Fund X, L.P. and CI Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
3.2	Amended and Restated By-Laws, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's current report on Form 8-K, filed with the SEC on December 19, 2008 (File No. 001-11442)).
4.1	Form of Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
4.2	Indenture, dated as of October 17, 2005, between Chart Industries, Inc. and The Bank of New York as trustee (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
4.3	Registration Rights Agreement, dated October 17, 2005 among Chart Industries, Inc., the subsidiary guarantors party thereto and Morgan Stanley & Co., as representative of the initial purchasers (incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
10.1	Underwriting Agreement, dated July 25, 2006, among Chart Industries Inc. and the several underwriters named therein (incorporated by reference to Exhibit 10.1 to Registrant's quarterly report on Form 10-Q for the period ended September 30, 2006 (File No. 001-11442)).
10.2	Form of Amended and Restated Management Stockholders Agreement (incorporated by reference to Exhibit 10.10 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
10.3	Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan.* (x)
10.3.1	Form of Nonqualified Stock Option Agreement (2005 and 2006 grants) under the Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).*
10.3.2	Form of Restricted Stock Unit Agreement (for non-employee directors) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Amendment No. 4 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).*
10.3.3	Form of 2007 Performance Unit Agreement under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's current report on Form 8-K, filed with the SEC on August 7, 2007 (File No. 001-11442)).*
10.3.4	Form of 2008 Performance Unit Agreement under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.4.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-11442)).*
10.3.5	Form of 2009 Performance Unit Agreement under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan.* (x)

Exhibit No.	*Description*
10.3.6	Form of Nonqualified Stock Option Agreement (2007 and 2008 grants) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant's current report on Form 8-K, filed with the SEC on August 7, 2007 (File No. 001-11442)).*
10.3.7	Form of Nonqualified Stock Option Agreement (2009 grants) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan.* (x)
10.3.8	Forms of Stock Award Agreement and Deferral Election Form (for non-employee directors)(2008 grants) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.4.6 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-11442)).*
10.3.9	Forms of Stock Award Agreement and Deferral Election Form (for non-employee directors) under the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (File No. 001-11442)).*
10.4	Amended and Restated Chart Industries, Inc. Voluntary Deferred Income Plan.* (x)
10.5	2006 Chart Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).*
10.6	Incentive Compensation Plan (incorporated by reference to Exhibit 10.19 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).*
10.6.1	Amendment No. 1 to Chart Executive Incentive Compensation Plan.* (x)
10.7	Credit Agreement, dated October 17, 2005, by and among FR X Chart Holdings LLC, CI Acquisition, Inc. and the Lenders thereto (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
10.7.1	Amendment No. 1 and Consent to the Credit Agreement and Amendment No. 1 to the Guarantee and Collateral Agreement dated July 31, 2006 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
10.8	Guarantee and Collateral Agreement, dated as of October 17, 2005 among FR X Chart Holdings LLC, as guarantor and pledgor, CI Acquisition, Inc., as borrower, each subsidiary loan party named therein and Citicorp North America, Inc., as collateral agent (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
10.9	Employment Agreement, dated February 26, 2008, by and between Registrant and Samuel F. Thomas (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on form 10-Q for the quarter ended March 31, 2008 (File No. 001-11442)).*
10.9.1	Amendment No. 1, effective January 1, 2009, to the Employment Agreement dated February 26, 2008 by and between Registrant and Samuel F. Thomas.*(x)
10.10	Employment Agreement, dated February 26, 2008, by and between Registrant and Michael F. Biehl (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on form 10-Q for the quarter ended March 31, 2008 (File No. 001-11442)).*
10.10.1	Amendment No. 1, effective January 1, 2009, to the Employment Agreement dated February 26, 2008 by and between Registrant and Michael F. Biehl.*(x)

Exhibit No.	*Description*
10.11	Employment Agreement, dated February 26, 2008, by and between Registrant and Matthew J. Klaben (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on form 10-Q for the quarter ended March 31, 2008 (File No. 001-11442)).*
10.11.1	Amendment No. 1, effective January 1, 2009, to the Employment Agreement dated February 26, 2008 by and between Registrant and Matthew J. Klaben.* (x)
10.12	Employment Agreement, dated February 26, 2008, by and between Registrant and James H. Hoppel, Jr. (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on form 10-Q for the quarter ended March 31, 2008 (File No. 001-11442)).*
10.12.1	Amendment No. 1, effective January 1, 2009, to the Employment Agreement dated February 26, 2008 by and between Registrant and James H. Hoppel, Jr.* (x)
10.13	Employment Agreement, dated February 26, 2008, by and between Registrant and Kenneth J. Webster (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on form 10-Q for the quarter ended March 31, 2008 (File No. 001-11442)).*
10.13.1	Amendment No. 1, effective January 1, 2009, to the Employment Agreement dated February 26, 2008 by and between Registrant and Kenneth J. Webster.* (x)
10.14	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 (File No. 333-133254)).
10.15	IAM Agreement 2007-2010, effective February 4, 2007, by and between Chart Energy & Chemicals, Inc. and Local Lodge 2191 of District Lodge 66 of the International Association of Machinists and Aerospace Workers, AFL-CIO (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (File No. 333-141730)).
10.16	Underwriting Agreement, dated June 6, 2007, among Chart Industries, Inc. and the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Registrant's current report on Form 8-K, filed with the SEC on June 12, 2007 (File No. 001-11442)).
21.1	List of Subsidiaries. (x)
23.1	Consent of Independent Registered Public Accounting Firm. (x)
31.1	Rule 13a-14(a) Certification of the Company's Chief Executive Officer. (x)
31.2	Rule 13a-14(a) Certification of the Company's Chief Financial Officer. (x)
32.1	Section 1350 Certification of the Company's Chief Executive Officer. (xx)
32.2	Section 1350 Certification of the Company's Chief Financial Officer. (xx)

(x) Filed herewith.

(xx) Furnished herewith.

* Management contract or compensatory plan or arrangement.

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COMMON SHARE DATA

Nasdaq Global Select
Market Symbol: GTLS

GTLS NASDAQ LISTED

Chart Industries trades under the symbol GTLS on the Nasdaq Global Select Market. The high and low sales prices for shares of our common stock for 2008 and 2007 are set forth in the table below.

	High and Low Sales Price			
	2008		2007	
	High	Low	High	Low
First quarter	$37.97	$21.84	$18.89	$14.94
Second quarter	49.79	31.39	30.57	17.00
Third quarter	55.73	24.12	33.20	24.51
Fourth quarter	28.81	6.42	36.19	25.87
Year	55.73	6.42	36.19	14.94

SHAREHOLDER INFORMATION

CUMULATIVE TOTAL RETURN COMPARISON

The cumulative total return comparison graph can be found in Part II, Item 5 of the Company's Annual Report on Form 10-K contained herein.

REGISTRAR & TRANSFER AGENT

For inquiries about share certificates, stock transfers or address changes, shareholders should contact:
National City Bank, Corporate Trust Operations, Department 5352, P.O. Box 92301, Cleveland, Ohio 44193-0900
800.622.6757 shareholder.inquiries@nationalcity.com

FORM 10-K

The Chart Industries Annual Report on Form 10-K for 2008, as amended, also may be accessed electronically on our website, www.chart-ind.com.

CORPORATE HEADQUARTERS

Chart Industries, Inc.
One Infinity Corporate Centre Drive
Garfield Heights, OH 44125
P 440.753.1490 F 440.753.1491
www.chart-ind.com

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held at Chart Industries, Inc., Corporate Headquarters, One Infinity Corporate Centre Drive, 1st floor, Garfield Heights, OH 44125, on May 19, 2009, at 9:00 a.m. ET.

INVESTOR CONTACT

Michael F. Biehl
Executive Vice President and Chief Financial Officer
216.626.1216

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, Cleveland, OH

ANALYST COVERAGE

Barclays Capital
James C. West
212.526.8796

Dougherty & Company
Gregory J. McKinley
612.376.4143

Morgan Stanley
Ole Slorer
212.761.6198

Natixis Bleichroeder
Jeff Spittel
713.751.1652


CHART
Innovation. Experience. Performance.
One Infinity Corporate Centre Drive
Garfield Heights, OH 44125
P 440.753.1490 F 440.753.1491
www.chart-ind.com